As confidentially submitted to the U.S. Securities and Exchange Commission on July 12, 2023. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SHENGFENG DEVELOPMENT LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	4210	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Shengfeng Building, No. 478 Fuxin East Road

Jin’an District, Fuzhou City

Fujian Province, People’s Republic of China, 350001

+86-591-83672798

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

212-947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Ying Li, Esq. Lisa Forcht, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2206	David E. Danovitch Aaron M. Schleicher Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 212-660-3060

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JULY 12, 2023

SHENGFENG DEVELOPMENT LIMITED

Up to [●] Units (each Unit contains One Class A Ordinary Share and One

Warrant to Purchase [●] Class A Ordinary Share)

Up to [●] Class A Ordinary Shares Underlying the Warrants

We are offering in a best-efforts offering up to [●] units (the “Units”), with each Unit consisting of one Class A ordinary share, or “Class A Ordinary Share” and one warrant to purchase [●] Class A Ordinary Share(s) (the “Warrant”) at an assumed public offering price of $[●] per Unit, based on the closing price of our Class A Ordinary Shares on the Nasdaq Capital Market on [●], 2023. Each Class A Ordinary Share is being sold together with one Warrant. Each share exercisable pursuant to the Warrants will have an exercise price per share of $ [●], equal to [●]% of the public offering price per Unit in this offering. The Warrants will be immediately exercisable and will expire on the [●] anniversary of the original issuance date. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class A Ordinary Shares and related Warrants are immediately separable and will be issued separately in this offering.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SFWL.” On July 11, 2023, the closing trading price of our Class A Ordinary Shares, as reported on the Nasdaq Capital Market, was $9.15 per Class A Ordinary Share. There is no established public trading market for the Warrants, and we do not expect a market to develop. We do not intend to apply to list the Units or the Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Warrants will be limited.

The number of Units offered in this prospectus and all other applicable information has been determined based on the assumed public offering price of $[●] per Unit. The public offering price per Unit is an assumed price only. The actual number of Units sold in the offering and actual public offering price per Unit will be determined between us, the placement agent and purchasers based on market conditions at the time of pricing and may be at a discount to the current market price of our Class A Ordinary Shares. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the actual public offering price. The assumed price is determined with reference to the closing price of our Class A Ordinary Shares on the Nasdaq Capital Market on [●], 2023 and is used so that we can provide certain disclosures, which require a calculation based on the public offering price.

Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the Units offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of Units sufficient to pursue the business goals outlined in this prospectus. Because there is no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill our objectives due to a lack of interest in this offering. Also, any proceeds from the sale of Units offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See “Risk Factors” on page 24 and “Item 3. Key Information — D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2022 for more information. We intend to complete one closing of this offering but may undertake one or more additional closings for the sale of the additional Units to the investors in the initial closing. We expect to hold an initial closing on [●], 2023, but the offering will be terminated by [●], 2023, provided that the closing(s) of the offering for all of the Units have not occurred by such date, and may be extended by written agreement of the Company and the placement agent. Any extensions or material changes to the terms of the offering will be contained in an amendment to this prospectus.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 24 and “Item 3. Key Information — D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2022 for a discussion of information that should be considered in connection with an investment in our securities.

Unless otherwise stated, as used in this prospectus, the terms “we,” “us,” “our,” “Shengfeng Cayman,” “our Company,” and the “Company” refer to Shengfeng Development Limited, a Cayman Islands exempted company, and the terms “Shengfeng Logistics” or the “VIE” refer to Shengfeng Logistics Group Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (the “PRC”).

Shengfeng Development Limited, or “Shengfeng Cayman,” is a holding company incorporated under the laws of the Cayman Islands and it is not a Chinese operating company. As a holding company with no material operations of its own, its operations are conducted through our subsidiary in China, the VIE, and the VIE’s subsidiaries. The Units being offered hereunder are those of the offshore holding company in the Cayman Islands, Shengfeng Cayman. You are not investing in Shengfeng Logistics, the VIE, or the VIE’s subsidiaries. For accounting purposes, we control and receive the economic benefits of the VIE and the VIE’s subsidiaries’ business operations through certain contractual arrangements (the “VIE Agreements”), which enables us to consolidate the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statement under generally accepted accounting principles in the United States, or U.S. GAAP. Neither we nor our subsidiaries own any equity interests in the VIE or the VIE’s subsidiaries. As an investor in this offering, you may be subject to unique risks due to our VIE structure. The contractual arrangements are designed to provide our wholly owned subsidiary, Fujian Tianyu Shengfeng Logistics Co., Ltd., or “Tianyu” or “WFOE,” with the power, rights, and obligations to Shengfeng Logistics, including control rights and the rights to the assets, property, and revenue of the VIE, as set forth under the VIE Agreements. We have evaluated the guidance issued by the Financial Accounting Standards Board, or the “FASB,” in FASB ASC 810 and determined that we are regarded as the primary beneficiary of the VIE, for accounting purposes, as a result of our direct ownership in Tianyu and the provisions of the VIE Agreements. Accordingly, we treat the VIE and the VIE’s subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The VIE structure is used to provide contractual exposure to foreign investment in China-based companies, as Chinese law prohibits direct foreign investment in the domestic express mail business sector, which is a sector we do not currently engage in, as of the date of this prospectus, but may choose to do so in the future. Our VIE Agreements have not been tested in a court of law in China, as of the date of this prospectus.

Shengfeng Cayman transfers cash to its wholly-owned Hong Kong subsidiary, Shengfeng Holding Limited, or “Shengfeng HK”, by making capital contributions or providing loans, and the Hong Kong subsidiary transfers cash to the subsidiary in China by making capital contributions or providing loans to it. Because Shengfeng Cayman consolidates the financial statements of the VIE under the U.S. GAAP in reliance upon contractual arrangements and is regarded as the primary beneficiary of the VIE for accounting purposes, Shengfeng Cayman’s subsidiaries are not able to make direct capital contributions to the VIE and their subsidiaries. However, Shengfeng Cayman’s subsidiaries may transfer cash to the VIE by making loans or by payments to the VIEs for inter-group transactions.

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. As of the date of this prospectus, none of our subsidiaries, nor the consolidated VIE and VIE’s subsidiaries have made any dividends or distributions, or any other transfers, including cash transfers to our Company. See “Prospectus Summary — Consolidating Schedule” and our consolidated financial statements.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amounts, provided that in no circumstance may a dividend be paid if such payment would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, in the absence of available profits or share premium, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Shengfeng HK.

Current PRC regulations permit our PRC subsidiary to pay dividends to Shengfeng HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our Affiliated Entities (defined herein) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other things, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Furthermore, if our Affiliated Entities in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiary is unable to receive all of the revenue from the operations of the VIE and the VIE’s subsidiaries, we may be unable to pay dividends on our Class A Ordinary Shares or Class B Ordinary Shares, should we desire to do so in the future.

Cash dividends, if any, on our Class A Ordinary Shares or Class B Ordinary Shares would be paid in U.S. dollars. Shengfeng HK may be considered a non-resident enterprise for tax purposes, so that any dividends Tianyu pays to Shengfeng HK may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation” in our annual report on Form 20-F for the year ended December 31, 2022.

In order for us to pay dividends to our shareholders, we will rely on payments made from Shengfeng Logistics to Tianyu, pursuant to contractual arrangements between such parties, and the distribution of such payments to Shengfeng HK as dividends from Tianyu. Certain payments from Shengfeng Logistics to Tianyu are subject to PRC taxes, including Value-Added Tax. If Shengfeng Logistics or the VIE’s subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict any such party’s ability to pay dividends or make other distributions to us. See “Prospectus Summary— Dividend Distributions, Cash Transfer, and Tax Consequences.”

We conduct substantially all of our business in China through the VIE, Shengfeng Logistics, and the VIE’s subsidiaries. Substantially all of Shengfeng Development Limited’s revenues, costs and net income in China are directly or indirectly generated through the VIE and the VIE’s subsidiaries. We maintain our bank accounts and balances primarily in licensed banks in mainland China. In addition, cash transfers from our Cayman Islands holding company are subject to applicable PRC laws and regulations on loans and direct investment. For restrictions and limitations on our ability to distribute earnings to our Cayman Islands holding company and the investors, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary and to make loans to Shengfeng Logistics, which could materially and adversely affect our liquidity and our ability to fund and expand our business” in our annual report on Form 20-F for the year ended December 31, 2022 and “Use of Proceeds.” In addition, current PRC regulations permit our PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. For details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business” in our annual report on Form 20-F for the year ended December 31, 2022.

If needed, cash can be transferred between our holding company and its subsidiaries through intercompany fund advances, and there are currently no restrictions on transferring funds between our Cayman Islands holding company and its subsidiaries in Hong Kong and mainland China, other than certain restrictions and limitations imposed by the PRC government. Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or “SAFE,” by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiary to pay dividends to shareholders only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. See “Item 3. Key Information — D. Risk Factors—Risks Relating to Doing Business in the PRC—Governmental control of currency conversion may affect the value of your investment and our payment of dividends” and “Item 3. Key Information — D. Risk Factors—Risks Relating to Doing Business in the PRC — Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business” in our annual report on Form 20-F for the year ended December 31, 2022. For the fiscal years ended December 31, 2022, 2021 and 2020, no cash transfers, dividends, or distributions have occurred among our Company, our subsidiaries, and the VIE. As of the date of this prospectus, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders.

Our Class A Ordinary Shares offered in this offering are shares of our offshore holding company in the Cayman Islands instead of shares of the VIE or the VIE’s subsidiaries in China, therefore, you will not directly hold equity interests in the VIE or the VIE’s subsidiaries, and you may never directly hold equity interests in the VIE or the VIE’s subsidiaries through your investment in this offering. For a description of the VIE contractual arrangements, see “Corporate History and Structure—Our VIE Arrangements.”

Because of our corporate structure, we do not directly hold equity interests in the VIE and the VIE’s subsidiaries, and we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including, but not limited to, limitations on foreign ownership of businesses covered by the Special Measures for Foreign Investment Access (2021 version), regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of our Class A Ordinary Shares, including risks that could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

Our VIE Agreements may not be effective in providing control over Shengfeng Logistics and the VIE’s subsidiaries. We may also be subject to sanctions imposed by PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations. Additionally, the VIE Agreements may not be enforceable in China if the PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that we are unable to enforce these VIE Agreements, we may not be able to exert effective control over Shengfeng Logistics, and our ability to conduct our business may be materially and adversely affected. See “Risk Factors — Risks Relating to Our Corporate Structure,” “Risk Factors — Risks Relating to Doing Business in the PRC,” “Risk Factors — Risks Relating to This Offering” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Class A Ordinary Shares and the Trading Market” in our annual report on Form 20-F for the year ended December 31, 2022 for more information. In particular, see “Risk Factors — Risks Relating to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with applicable PRC law or PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Risk Factors — Risks Relating to Our Corporate Structure — Our VIE Agreements with Shengfeng Logistics and the Shengfeng Logistics Shareholders may not be effective in providing control over Shengfeng Logistics,” “Risk Factors — Risks Relating to Doing Business in the PRC —PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. Any changes in such laws and regulations may impair our ability to operate profitably,” “Risk Factors — Risks Relating to Doing Business in the PRC — We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors in this offering and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — The approval of the China Securities Regulatory Commission, or the “CSRC,” may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering” in our annual report on Form 20-F for the year ended December 31, 2022.

We are subject to certain legal and operational risks associated with the VIE’s operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the VIE’s operations, significant depreciation of the value of our Class A Ordinary Shares, or a significantly limit or complete hindrance of our ability to offer or continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We believe we are not subject to cybersecurity review by the Cyberspace Administration of China, or “CAC,” pursuant to the Cybersecurity Review Measures, which were jointly promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021 and became effective on February 15, 2022, because (i) we presently maintain fewer than one (1) million individual clients in their business operations as of the date of this prospectus; and (ii) data processed in the VIE’s business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. exchange or other foreign exchange. See “Risk Factors” and “Item 3. Key Information — D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2022 for more information. In particular, see “Risk Factors — Risks Relating to Our Business and Our Industry --Our business generates and processes a large quantity of data, and improper handling of or unauthorized access to such data may adversely affect our business. In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our continued listing on Nasdaq, our financial condition, results of operations, and the subsequent offering,” “Risk Factors — Risks Relating to Doing Business in the PRC — We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors in this offering and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless,” “Risk Factors — Risks Relating to Doing Business in the PRC —PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. Any changes in such laws and regulations may impair our ability to operate profitably” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC —The approval of the China Securities Regulatory Commission, or the “CSRC,” may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — China’s economic, political and social conditions, laws and regulations, as well as possible interventions and influences of any government policies and actions are uncertain and their changes may be quick with little advance notice. Therefore, such uncertainties and changes could have a material adverse effect on our business, operations and the value of our Class A Ordinary Shares” in our annual report on Form 20-F for the year ended December 31, 2022.

Furthermore, Our Class A Ordinary Shares may be prohibited to trade on a national exchange or in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the Public Company Accounting Oversight Board (United States), or the PCAOB, determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2021. As a result, an exchange may determine to delist our securities. Additionally, our securities may be prohibited from trading if our auditor cannot be fully inspected as more stringent criteria have been imposed by the SEC and the PCAOB recently. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. For example, on December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. As of the date of this prospectus, the Company’s auditor, Friedman LLP (“Friedman”), headquartered in New York, New York, with no branches or offices outside the United States, has been inspected by the PCAOB on a regular basis, with the last inspection in October 2020. Our new auditor, Marcum Asia CPAs LLP (“Marcum Asia”), has been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB signed the Statement of Protocol (SOP) Agreements with the China Securities Regulatory Commission (CSRC) and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the Accelerating HFCA Act, was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” rule changes by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” in our annual report on Form 20-F for the year ended December 31, 2022.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 20 of this prospectus for more information.

Following the completion of this offering, our largest shareholder will beneficially own approximately [●]% of the aggregate voting power of our issued and outstanding Class A and Class B Ordinary Shares as a group, assuming the sale of all Units offered hereby. As such, we will be deemed a “controlled company” under Nasdaq Listing Rules 5615(c). However, even if we are deemed to be a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules. See “Risk Factors” and “Item 3. Key Information — D. Risk Factors,” “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Controlled Company” in our annual report on Form 20-F for the year ended December 31, 2022.

	Per Unit	Total (assuming maximum offering)
Public offering price	$	$
Placement agent fees (1)	$	$
Proceeds, before expenses, to us (2)	$	$

(1)	We have agreed to pay Univest Securities, LLC (the “placement agent”) a cash fee of 7.0% of the aggregate gross proceeds raised in this offering, in the event that the offering amount reaches or exceeds $30 million (6.0% if the offering amount is below $30 million). We have also agreed to (i) reimburse the placement agent for certain expenses; and (ii) provide a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering payable to the placement agent. For a description of compensation payable to the placement agent, see “Plan of Distribution.”

(2)	We estimate the total expenses of this offering payable by us, excluding the placement agent’s fees, will be approximately $[●] million.

We have engaged Univest Securities, LLC as our exclusive placement agent to use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus (the “Securities”). The placement agent has no obligation to buy any of the Units from us or to arrange for the purchase or sale of any specific number or dollar amount of the Units. Because there is no minimum offering amount required as a condition to closing in this offering the actual public offering amount, the placement agent’s fee, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the placement agent the placement agent’s fees set forth in the table above and to provide certain other compensation to the placement agent. See “Plan of Distribution” of this prospectus for more information regarding these arrangements.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Placement Agent

Prospectus dated [●], 2023

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About this Prospectus

Neither we nor the placement agent have authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell the Class A Ordinary Shares and the Warrants offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for the Class A Ordinary Shares and the Warrants is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the placement agent have taken any action to permit this offering of the Class A Ordinary Shares and the Warrants outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the Warrants and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Affiliated Entities” are to our subsidiaries and Shengfeng Logistics (defined below) and the VIE’s subsidiaries (defined below);

●	“China” or the “PRC” are to the People’s Republic of China, and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China excluding, for the purpose of this prospectus only, Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Shengfeng Cayman (defined below), par value $0.0001 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Shengfeng Cayman, par value $0.0001 per share;

●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“Our subsidiaries” are to Shengfeng HK (defined below) and Tianyu (defined below), each a subsidiary of Shengfeng Cayman;

●	“RMB” are to the legal currency of China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Shengfeng HK” are to our wholly owned subsidiary, Shengfeng Holding Limited, a Hong Kong corporation;

●	“Shengfeng Logistics” or “the VIE” are to Shengfeng Logistics Group Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among Tianyu (defined below), Shengfeng Logistics, and shareholders of Shengfeng Logistics;

●	“Shengfeng WFOE,” “Tianyu,” or “our PRC subsidiary” are to Fujian Tianyu Shengfeng Logistics Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Shengfeng HK;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE’s subsidiaries” are to the 30 subsidiaries of Shengfeng Logistics as listed in the section entitled “Prospectus Summary;”

●	“we,” “us,” “our,” “Shengfeng Cayman,” “our Company,” or the “Company” are to Shengfeng Development Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands; and

●	“WFOE” are to wholly foreign-owned enterprise.

Our business is conducted by Shengfeng Logistics, the VIE in the PRC, and the VIE’s subsidiaries and branch offices, using RMB. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares, discussed under “Risk Factors” and “Item 3. Key Information — D. Risk Factors,” in our annual report on Form 20-F for the year ended December 31, 2022 before deciding whether to buy our Class A Ordinary Shares.

Overview

Shengfeng Development Limited is a holding company incorporated under the laws of the Cayman Islands and it is not a Chinese operating company. As a holding company with no material operations of its own, its operations have been conducted in China by its subsidiaries and through contractual arrangements, which are also known as “VIE Agreements,” with a VIE, Shengfeng Logistics, and the VIE’s subsidiaries, as described more particularly herein.

The VIE Agreements include: Exclusive Technical Consulting and Service Agreement, Equity Pledge Agreement, Exclusive Call Option Agreement, Powers of Attorney, Voting Rights Proxy Agreement and Spousal Consent Letter. See “Prospectus Summary — Our VIE Agreements” for a summary of these VIE Agreements.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and VIE Agreements violate PRC laws, rules or regulations. If our corporate structure and the VIE Agreements are determined to be illegal or invalid by a PRC court, arbitral tribunal, or regulatory authorities, we may lose control of the VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve a structural modification without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or we or Shengfeng Logistics fails to obtain or maintain any required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including: imposing fines on the WFOE or the VIE, revoking the business and operating licenses of WFOE or the VIE, discontinuing or restricting the operations of WFOE or the VIE; imposing conditions or requirements with which we, WFOE, or the VIE may not be able to comply; requiring us, WFOE, or the VIE to change our corporate structure and contractual arrangements; and restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Shengfeng Logistics in our consolidated financial statements, if the PRC government authorities were to find our legal structure and VIE Agreements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Shengfeng Logistics or our right to receive substantially all the economic benefits and residual returns from Shengfeng Logistics and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Shengfeng Logistics in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations. See “Risk Factors — Risks Relating to Our Corporate Structure,” “Risk Factors — Risks Relating to Doing Business in the PRC,” and “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Corporate Structure,” “Item 3. Key Information —D. Risk Factors — Risks Relating to Doing Business in the PRC” in our annual report on Form 20-F for the year ended December 31, 2022 for more information. In particular, see “Risk Factors — Risks Relating to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with applicable PRC law or PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” “Risk Factors — Risks Relating to Our Corporate Structure — We may not be able to consolidate the financial results of Shengfeng Logistics or such consolidation could materially and adversely affect our operating results and financial condition,” “Risk Factors — Risks Relating to Doing Business in the PRC —PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. Any changes in such laws and regulations may impair our ability to operate profitably,” “Risk Factors — Risks Relating to Doing Business in the PRC — We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors in this offering and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless” and “Item 3. Key Information —D. Risk Factors — Risks Relating to Doing Business in the PRC —The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by the Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless” in our annual report on Form 20-F for the year ended December 31, 2022.

Our Mission

The VIE is one of the leading contract logistics service providers in China. Since the establishment of the VIE in 2001, our mission has been to provide logistics solutions to companies in need of storage and delivery assistance in China. Through our experienced management team, we apply our well-established management system and operation procedures to assist companies in China to increase efficiency and improve their own management systems with respect to transportation, warehousing and time management. We aim to provide our clients with superior and customized services. Our business slogan is “When you entrust us with your goods, we cherish them as our own.”

Business Overview

Contract logistics is a comprehensive process that merges traditional logistics with supply chain management. Contract logistics companies outsource resource management tasks to third-party companies and handle activities such as planning and designing supply chains, designing facilities, processing orders, collecting payments, managing inventories, and providing client services.

We are a contract logistics company with consolidated revenue of approximately $370.3 million and $346.7 million for the fiscal years ended December 31, 2022 and 2021, respectively.

Our integrated logistics solutions are comprised of three segments: (1) B2B freight transportation services; (2) cloud storage services; and (3) value-added services. Since the VIE’s inception, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 341 cities across 31 provinces, as of December 31, 2022. Furthermore, we, through the VIE and the VIE’s subsidiaries, serve more than 4,000 manufacturers and trading companies (medium-scale to large-scale) throughout China, including brand names such as CATL Battery, Bright Dairy, SF Express, Schneider Electric, Tesla and Xiaomi.

We, through the VIE and the VIE’s subsidiaries, operate on a scalable integrated network model, which we believe is best suited to support our business and maintain the quality of our comprehensive logistics services. As a contract logistics company, we, through the VIE and the VIE’s subsidiaries, directly own and operate all of our regional sorting centers, cloud-based order fulfillment centers, or “Cloud OFCs,” and service outlets. We, through the VIE and the VIE’s subsidiaries, also directly own and operate our fleets. In order to establish a broader network and provide more efficient services, we, through the VIE and the VIE’s subsidiaries, cooperate with third-party transportation providers in providing freight transportation services and with some network partners to promote our business. The integrated network model aims to satisfy the need for reliability, visuality, and timeliness; while we concentrate on the establishment of our network, continuous improvement in our comprehensive logistics services, and construction of our logistics ecosystem. We believe this network model allows us to achieve strong operating results while maintaining and minimizing fixed costs and capital requirements, which results in higher return on earnings and equities.

Operational efficiency, cost management, and competitive pricing are critical to the success of a contract logistics company. We, through the VIE and the VIE’s subsidiaries, have achieved strong operational efficiency through centralized control and management of 35 regional sorting centers, 22 Cloud OFCs, 36 service outlets, approximately 490 self-owned trucks and vehicles, and over 40,000 transportation providers, route planning and optimization, and transportation and management system.

Our goal is to provide high-quality professional services to our clients. We, through the VIE and the VIE’s subsidiaries, have established proven systems and procedures that are critical in achieving standardization and control over the quality of services rendered by us and third-party transportation providers. We constantly monitor and attempt to improve on our series of key metrics in service-quality control and management such as late delivery rate, complaint rate, and damaged or lost freight rate, as we strive to become the best in the industry by improving each of the stated key metrics. We intend to improve the stated key metrics in the following ways: (i) formulating relevant service standards and training our operators and partners; (ii) monitoring the operation of key indicators through the system and making timely improvements when problems occur; and (iii) reviewing the actual and target values of key indicators every month to find an optimal solution. Our superior service quality was demonstrated when the VIE was ranked 32nd among the 50 listed privately owned logistics companies by CFLP, the first association in the logistics and procurement industry in China and an association approved by the State Council of China, on August 24, 2022. In September 2020, the VIE was recognized by CFLP as one of the leading freight companies for our high-quality and professional services during the COVID-19 pandemic.

The VIE and the VIE’s subsidiaries’ total transportation volume increased from approximately 6,360,000 tons for the fiscal year ended December 31, 2021 to approximately 7,800,000 tons for the fiscal year ended December 31, 2022, representing an increase of approximately 22.64%. For the fiscal years ended December 31, 2022 and 2021, net revenue generated from providing our services provided by the VIE and the VIE’s subsidiaries were approximately $370.3 million and $346.7 million, respectively. Our total net revenue increased by approximately 6.8% during 2022 compared to 2021. We, through the VIE and the VIE’s subsidiaries, generated operating profit of approximately $9.8 million and $8.6 million for the fiscal years ended December 31, 2022 and 2021, respectively. Our operating profit margin was approximately 2.7% and 2.5% for the fiscal years ended December 31, 2022 and 2021, respectively. We recorded net profit of approximately $7.8 million and $6.6 million for the fiscal years ended December 31, 2022 and 2021, respectively.

Our VIE Agreements

Neither we nor our subsidiaries own any share in Shengfeng Logistics or the VIE’s subsidiaries. Instead, for accounting purposes, we control and receive the economic benefits of Shengfeng Logistics’ business operation through the VIE Agreements entered into by and among WFOE, Shengfeng Logistics and its shareholders on January 7, 2021, which enables us to consolidate the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statement under U.S. GAAP. The VIE Agreements are designed to provide Tianyu with the power, rights, and obligations to Shengfeng Logistics, including control rights and the rights to the assets, property, and revenue of Shengfeng Logistics, as set forth under the VIE Agreements. The VIE Agreements have not been tested in a court of law in China as of the date of this prospectus and may not be effective in providing control over the VIE. We are, therefore, subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE.

This is an offering of the Class A Ordinary Shares of the offshore holding company in the Cayman Islands. You are not investing in Shengfeng Logistics, the VIE, or the VIE’s subsidiaries.

We have evaluated the guidance in FASB ASC 810 and determined that we are regarded as the primary beneficiary of the VIE, for accounting purposes, as a result of our direct ownership in Tianyu and the provisions of the VIE Agreements. Accordingly, we treat the VIE and the VIE’s subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Although we took every precaution available to effectively enforce the contractual and corporate relationship, the VIE structure has its inherent risks that may affect your investment, including less effectiveness and certainties than direct ownership and potential substantial costs to enforce the terms of the VIE Agreements. For example, Shengfeng Logistics and the Shengfeng Logistics Shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of Shengfeng Logistics, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shengfeng Logistics, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current VIE Agreements, we rely on the performance by Shengfeng Logistics and the Shengfeng Logistics Shareholders of their respective obligations under the contracts to exercise control over Shengfeng Logistics. The Shengfeng Logistics Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with Shengfeng Logistics. Furthermore, failure of the VIE shareholders to perform certain obligations could compel the Company to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. Additionally, if any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation, and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system and the Company may incur substantial costs to enforce the terms of the VIE Agreements. We, as a Cayman Islands holding company, may have difficulty in enforcing any rights we may have under the VIE Agreements with the VIE, its founders and owners, in PRC because all of our VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, where legal environment in the PRC is not as developed as in the United States. Also, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over Shengfeng Logistics, and our ability to conduct our business may be materially and adversely affected. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us, or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. See “Risk Factors—Risks Relating to Our Corporate Structure,” “Risk Factors—Risks Relating to Doing Business in the PRC” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC” in our annual report on Form 20-F for the year ended December 31, 2022 for more information. In particular, see “Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements with Shengfeng Logistics and the Shengfeng Logistics Shareholders may not be effective in providing control over Shengfeng Logistics,” “Risk Factors—Risks Relating to Our Corporate Structure—The Shengfeng Logistics Shareholders have potential conflicts of interest with our Company which may adversely affect our business and financial condition,” “Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements” and “Risk Factors—Risks Relating to Doing Business in the PRC—We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors in this offering and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless.”

Each of the VIE Agreements is described in detail below:

Exclusive Technical Consultation and Service Agreement

Pursuant to the Technical Consultation and Service Agreement between Shengfeng Logistics and Tianyu, Tianyu provides Shengfeng Logistics with consultation and services in the areas of funding, human, technology and intellectual properties, including, but not limited to, training and technical support, marketing consultation services, general advice and assistance relating to management and operation of Shengfeng Logistics’ business, and other consultation and services which are necessary for Shengfeng Logistics’ business, on an exclusive basis, utilizing its resources. For services rendered to Shengfeng Logistics by Tianyu under the Technical Consultation and Service Agreement, Tianyu is entitled to collect a service fee, or the “Service Fee.” The Service Fees are composed of the basic annual fee, which is equal to 50% of the after-tax income of Shengfeng Logistics, and a floating fee, which shall not exceed the after-tax income after deducting paid basic annual fees. The floating fees shall be determined by both parties based on several factors including the number and the qualifications of the employees used by Tianyu, the time Tianyu spent on providing the services, the costs being paid for providing the services and the content, the value of the services provided and the operation revenue of Shengfeng Logistics.

The Technical Consultation and Service Agreement became effective on January 7, 2021 and will remain effective for 20 years. Such agreement can be extended if Tianyu provides its notice of extension to Shengfeng Logistics unilaterally prior to the expiration date of this agreement. Shengfeng Logistics shall use its best efforts to renew its business license and extend its operation term until and unless otherwise instructed by Tianyu.

The Technical Consultation and Service Agreement does not prohibit related party transactions. Upon the establishment of the audit committee at the consummation of this offering, the Company’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving Tianyu or Shengfeng Logistics.

Equity Pledge Agreement

Under the Equity Pledge Agreement by and among Tianyu, Shengfeng Logistics and the Shengfeng Logistics Shareholders, together holding 100% of the shares in Shengfeng Logistics, the Shengfeng Logistics Shareholders pledged their shares in Shengfeng Logistics to Tianyu to guarantee the performance of Shengfeng Logistics and/or Shengfeng Logistics Shareholders’ obligations under the Technical Consultation and Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that Shengfeng Logistics or the Shengfeng Logistics Shareholders breach their respective contractual obligations under the Technical Consultation and Service Agreement, Tianyu, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged shares. The Shengfeng Logistics Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, Tianyu is entitled to dispose of the pledged shares in accordance with applicable PRC laws. The Shengfeng Logistics Shareholders further agreed not to assign the pledged shares prior to the full payment of the service fees.

The Equity Pledge Agreement is effective until the full payment of the service fees under the Technical Consultation and Service Agreement and upon termination of Shengfeng Logistics’ obligations under the Technical Consultation and Service Agreement, or upon the transfer of shares of the Shengfeng Logistics Shareholders.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Shengfeng Logistics’ obligations under the Technical Consultation and Service Agreement, (2) make sure the Shengfeng Logistics Shareholders do not transfer or assign the pledged shares, or create or allow any encumbrance that would prejudice Tianyu’s interests without Tianyu’s prior written consent, and (3) provide Tianyu control over Shengfeng Logistics under certain circumstances. In the event Shengfeng Logistics breaches its contractual obligations under the Technical Consultation and Service Agreement, Tianyu will be entitled to dispose of the pledged shares in accordance with relevant PRC laws.

As of the date of this prospectus, the share pledges under the Equity Pledge Agreement have been registered with the competent PRC regulatory authority.

Exclusive Call Option Agreement

Under the Call Option Agreement, the Shengfeng Logistics Shareholders, together holding 100% of the shares in Shengfeng Logistics, irrevocably granted Tianyu (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their shares in Shengfeng Logistics in consideration of the payment of RMB1. The purchase price shall be the lowest price allowed by the laws of China.

Under the Call Option Agreement, Tianyu may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the Shengfeng Logistics Shareholders’ shares in Shengfeng Logistics. The Call Option Agreement, together with the Equity Pledge Agreement, the Technical Consultation and Service Agreement, the Voting Rights Proxy Agreement, and the Shareholders’ Powers of Attorney, enable Tianyu to exercise effective control over Shengfeng Logistics.

The Call Option Agreement remains effective until all the equity of Shengfeng Logistics is legally transferred under the name of Tianyu and/or other entity or individual designated by it.

Shareholders’ Powers of Attorney

Under each of the Powers of Attorney, the Shengfeng Logistics Shareholders authorized Tianyu to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including, but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including, but not limited to, the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of Shengfeng Logistics.

The Powers of Attorney is irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Shengfeng Logistics Shareholders are shareholders of Shengfeng Logistics.

Voting Rights Proxy Agreement

Pursuant to the Voting Rights Proxy Agreements, the Shengfeng Logistics Shareholders unconditionally and irrevocably entrust Tianyu or Tianyu’s designee to exercise all their rights as shareholders of Shengfeng Logistics under the articles of association of Shengfeng Logistics, including without limitation to: (a) propose to hold a shareholders’ meeting in accordance with the articles of association of Shengfeng Logistics and attend shareholders’ meeting of Shengfeng Logistics as the agent and attorney of such shareholders; (b) exercise all shareholders’ voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of Shengfeng Logistics, including, but not limited to, the right to designate and appoint the director, the chief executive officer and other senior management members of Shengfeng Logistics; (c) exercise other voting rights the shareholders are entitled to under the laws of China promulgated from time to time; and (d) exercise other voting rights the shareholders are entitled to under the articles of associations of Shengfeng Logistics from time to time.

The Voting Rights Proxy Agreement became effective on January 7, 2021 and will remain effective for 20 years. Such agreement can be extended if Tianyu provides its notice of extension unilaterally prior to the expiration date of this agreement. All other parties shall agree with such extension without reserve.

Spousal Consent Letters

The spouses of certain of the Shengfeng Logistics Shareholders agreed, via a spousal consent letter, to the execution of certain of the VIE Agreements, including: (a) the Equity Pledge Agreement entered into with Tianyu and Shengfeng Logistics; (b) the Call Option Agreement entered into with Tianyu and Shengfeng Logistics; and (c) the Voting Rights Proxy Agreement entered into with Tianyu and Shengfeng Logistics, and the disposal of the shares of Shengfeng Logistics held by the Shengfeng Logistics Shareholders and registered in their names.

The spouses of certain of the Shengfeng Logistics Shareholders have further undertaken to not to make any assertions in connection with the shares of Shengfeng Logistics which are held by the Shengfeng Logistics Shareholders. The spouses of certain of the Shengfeng Logistics Shareholders have confirmed in spousal consent letters that the Shengfeng Logistics Shareholders can perform, amend, or terminate certain VIE Agreements without their authorization or consent and have agreed to execute all necessary documents and take all necessary actions to ensure appropriate performance of such VIE Agreements.

Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	being a contract logistics service provider with established operating history in China;

●	operational efficiency driven by detailed operational guidelines;

●	scalable integrated network model;

●	extensive and growing ecosystem;

●	superior service quality; and

●	an experienced management team with a proven track record.

Growth Strategies

We aspire to be a leading player in the contract logistics industry in China and we intend to pursue the following strategies to further grow our business:

●	expand market share;

●	broaden our service offerings;

●	further strengthen our nationwide transportation networks;

●	transition to focus on B2B freight transportation services and outsourcing of transportation services; and

●	pursue strategic alliances and acquisition opportunities.

Our Securities

Our authorized share capital is divided into Class A Ordinary Shares and Class B ordinary shares, par value $0.0001, or “Class B Ordinary Shares.” Holders of both classes have the same rights except for voting and conversion rights. With respect to any matter that requires a shareholder vote, each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to 10 votes per one Class B Ordinary Share. Due to the Class B Ordinary Share’s voting power, the holders of Class B Ordinary Shares currently may continue to have a concentration of voting power, which limits the holders of Class A Ordinary Shares’ ability to influence corporate matters. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and the Trading Market—The dual class structure of our ordinary shares has the effect of concentrating voting control with our chief executive officer, and his interests may not be aligned with the interests of our other shareholders” in our annual report on Form 20-F for the year ended December 31, 2022. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. See “Description of Share Capital.”

Our Class A Ordinary Shares offered in this offering are shares of our offshore holding company in the Cayman Islands instead of shares of the VIE or the VIE’s subsidiaries in China, therefore, you will not directly hold equity interests in the VIE or the VIE’s subsidiaries, and you may never directly hold equity interests in the VIE or the VIE’s subsidiaries through your investment in this offering.

Unless the context requires otherwise, all references to the number of Class A Ordinary Shares and Class B Ordinary Shares to be outstanding after this offering is based on 40,520,000 Class A Ordinary Shares and 41,880,000 Class B Ordinary Shares issued and outstanding as of the date of this prospectus.

Unless otherwise indicated, our shares and per share data as of December 31 2022 and 2021 have been presented on a retroactive basis to reflect the Reorganization (as defined herein). See “Corporate History and Structure – Our Corporate History.”

Corporate Information

Our principal executive office is located at Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, China. Our phone number is +86-591-83619860. Our registered office in the Cayman Islands is located at Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town Grand Cayman, KY1-9006 Cayman Islands, and the phone number of our registered office is +1 (345) 947-7275. We maintain a corporate website at sfwl.com.cn. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Corporate Structure

Shengfeng Development Limited is a holding company incorporated under the laws of the Cayman Islands and it is not a Chinese operating company. As a holding company with no material operations of its own, its operations have been conducted in China by its subsidiaries and through the VIE Agreements with a VIE, Shengfeng Logistics and the VIE’s subsidiaries. For accounting purposes, we control and receive the economic benefits of the VIE and the VIE’s subsidiaries’ business operations through the VIE Agreements, which enables us to consolidate the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statement under U.S. GAAP. Neither we nor our subsidiaries own any equity interests in the VIE or the VIE’s subsidiaries.

On March 31, 2022, the Company’s Class A Ordinary Shares commenced trading on the Nasdaq Capital Market under the ticker symbol “SFWL”.

On April 4, 2023, the Company completed its initial public offering of 2,400,000 Class A Ordinary Shares at $4.00 per share on a firm commitment basis (the “IPO”). The aggregate gross proceeds of such sales totaled $9,600,000 million, before deducting underwriting discounts and other related expenses. Pursuant to that certain underwriting agreement, dated March 30, 2023 (the “Underwriting Agreement”), we agreed that for a period of 12 months after the effective date of the IPO registration statement, that we would not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A Ordinary Shares or securities convertible or exercisable into Class A Ordinary Shares, subject to certain exceptions. In connection with this offering, the representative of the underwriters of the IPO, who serves as the placement agent of this offering, has agreed to waive that provision and permit the offering of our Units in connection with this offering.

The following diagram illustrates our corporate structure, including our subsidiaries and the VIE and the VIE’s subsidiaries, as of the date of this prospectus.

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share.

(1)	Represents 41,880,000 Class B Ordinary Shares indirectly held by Yongxu Liu, the 100% owner of Shengfeng International Limited as of the date of this prospectus.

(2)	Represents an aggregate of 38,120,000 Class A Ordinary Shares held by 12 shareholders, each one of which holds less than 5% of our voting ownership interests, as of the date of this prospectus.

(3)	As of the date of this prospectus, Shengfeng Logistics is held by Fujian Yunlian Shengfeng Industry Co., Ltd., which is 90% owned by Yongxu Liu, who is our chief executive officer, chairman of the board and president, as to 54.58%, Yongxu Liu directly as to 30.99%, Zhoushan Zhongxin Equity Investment Partnership (Limited Partnership) as to 1.5%, Zhoushan Guancheng Equity Investment Partnership (Limited Partnership) as to 2%, Daqiu Tang as to 0.85%, Yelie Song as to 0.97%, Zhiping Yang as to 1.58%, Chaoxin Yang as to 0.96%, Guangsheng Lin as to 0.85%, Zhuangyuan Lin as to 2.59%, Zhongdeng Pan as to 2.13% and Yufan Chen as to 1%, who collectively hold 100% of the shares of Shengfeng Logistics. We refer to the above shareholders of Shengfeng Logistics as the “Shengfeng Logistics Shareholders.”

As of the date of this prospectus, the significant subsidiaries of Shengfeng Cayman and significant subsidiaries of Shengfeng Logistics, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, consist of the following entities:

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

1	Shengfeng Holding Limited (“Shengfeng HK”)	Hong Kong	August 18, 2020	100%	Investment holding of Tianyu
2	Fujian Tianyu Shengfeng Logistics Co., Ltd. (“Tianyu”)	Fujian, the PRC	December 16, 2020	100%	Investment holding of the VIE
3	Shengfeng Logistics Group Co., Ltd. (the “VIE” or “Shengfeng Logistics”)	Fujian, the PRC	December 7, 2001	100%	Transportation and warehouse storage management service
4	Fuqing Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 15, 2011	100%	Transportation and warehouse storage management service
5	Xiamen Shengfeng Logistics Co., Ltd.	Fujian, the PRC	December 22, 2011	100%	Transportation and warehouse storage management service
6	Guangdong Shengfeng Logistics Co., Ltd.	Guangdong, the PRC	December 30, 2011	100%	Transportation and warehouse storage management service
7	Hainan Shengfeng Supply Chain Management Co., Ltd.	Hainan, the PRC	August 18, 2020	100%	Transportation and warehouse storage management service
8	Beijing Tianyushengfeng e-commerce Technology Co., Ltd.	Beijing, the PRC	January 9, 2004	100%	Transportation and warehouse storage management service
9	Beijing Shengfeng Supply Chain Management Co., Ltd.	Beijing, the PRC	April 13, 2016	100%	Transportation and warehouse storage management service
10	Shengfeng Logistics (Guizhou) Co., Ltd.	Guizhou, the PRC	August 15, 2017	100%	Transportation and warehouse storage management service
11	Shengfeng Logistics (Tianjin) Co., Ltd.	Tianjin, the PRC	March 8, 2016	100%	Transportation and warehouse storage management service
12	Shengfeng Logistics (Shandong) Co., Ltd.	Shandong, the PRC	March 15, 2016	100%	Transportation and warehouse storage management service
13	Shengfeng Logistics Hebei Co., Ltd.	Hebei, the PRC	February 17, 2016	100%	Transportation and warehouse storage management service
14	Shengfeng Logistics (Henan) Co., Ltd.	Henan, the PRC	March 28, 2016	100%	Transportation and warehouse storage management service
15	Shengfeng Logistics (Liaoning) Co., Ltd.	Liaoning, the PRC	March 2, 2016	100%	Transportation and warehouse storage management service
16	Shengfeng Logistics (Yunnan) Co., Ltd.	Yunnan, the PRC	January 25, 2016	100%	Transportation and warehouse storage management service
17	Shengfeng Logistics (Guangxi) Co., Ltd.	Guangxi, the PRC	February 1, 2016	100%	Transportation and warehouse storage management service
18	Hubei Shengfeng Logistics Co., Ltd.	Hubei, the PRC	December 15, 2010	100%	Transportation and warehouse storage management service
19	Shengfeng Logistics Group (Shanghai) Supply Chain Management Co., Ltd.	Shanghai, the PRC	August 26, 2015	100%	Transportation and warehouse storage management service
20	Shanghai Shengxu Logistics Co., Ltd.	Shanghai, the PRC	June 4, 2003	100%	Transportation and warehouse storage management service

21	Hangzhou Shengfeng Logistics Co., Ltd.	Zhejiang, the PRC	June 10, 2010	100%	Transportation and warehouse storage management service
22	Nanjing Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	August 30, 2011	100%	Transportation and warehouse storage management service
23	Suzhou Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	January 14, 2005	90%	Transportation and warehouse storage management service
24	Suzhou Shengfeng Supply Chain Management Co., Ltd. (a)	Jiangsu, the PRC	August 9, 2019	100%	Transportation and warehouse storage management service
25	Shengfeng Supply Chain Management Co., Ltd.	Fujian, the PRC	June 19, 2014	100%	Transportation and warehouse storage management service
26	Fuzhou Shengfeng Transportation Co., Ltd.	Fujian, the PRC	April 18, 2019	100%	Transportation and warehouse storage management service
27	Sichuan Shengfeng Logistics Co., Ltd.	Sichuan, the PRC	June 27, 2019	100%	Transportation and warehouse storage management service
28	Fujian Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 2, 2020	100%	Transportation and warehouse storage management service
29	Fujian Dafengche Information Technology Co. Ltd.	Fujian, the PRC	August 26, 2020	100%	Software engineering
30	Ningde Shengfeng Logistics Co. Ltd.(b)	Fujian, the PRC	November 12, 2018	51%	Transportation and warehouse storage management service
31	Fujian Fengche Logistics Co., Ltd.(c)	Fujian, the PRC	October 28, 2020	0%	Transportation service
32	Shengfeng Logistics (Zhejiang) Co., Ltd	Zhejiang, the PRC	February 1, 2021	100%	Transportation and warehouse storage management service
33	Chengdu Shengfeng Supply Chain Management Co., Ltd	Sichuan, the PRC	October 12, 2021	100%	Supply chain service
34	Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd. (d)	Fujian, the PRC	September 23, 2022	100%	Supply chain service
35	Yichun Shengfeng Logistics Co., Ltd. (e)	Jiangxi, the PRC	December 1, 2022	100%	Transportation and warehouse storage management service
36	Fujian Shengfeng Smart Technology Co., Ltd. (f)	Fujian, the PRC	April 20, 2023	100%	Property service
37	Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. (g)	Shenzhen, the PRC	May 19, 2023	100%	Supply chain service

(a)	On July 8, 2021, Suzhou Shengfeng Supply Chain Management Co, Ltd. became a wholly owned subsidiary of Shengfeng Logistics.
(b)	On January 5, 2022, Shengfeng Logistics entered into a share transfer agreement with Fuzhou Puhui Technology Co., Ltd. (“Fuzhou Puhui”), an unrelated third party, to transfer its 49% equity interest in Ningde Shengfeng Logistics Co., Ltd. (“Ningde Shengfeng”) to Fuzhou Puhui. According to the share transfer agreement, instead of paying any cash consideration to Shengfeng Logistics, Fuzhou Puhui was required to make a capital contribution to fulfill the required registered capital (approximately $15.5 million or RMB100 million) based on its 49% ownership interest (approximately $7.6 million or RMB49 million). The aforementioned transaction has been completed. After the transaction, the Company owned a 51% equity interest in Ningde Shengfeng.

(c)	On June 5, 2023, 100% equity interest in Fujian Fengche Logistics Co., Ltd. was transferred to third parties.

(d)	On September 23, 2022, Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd. was set up in Fujian, China. This entity is fully owned by Shengfeng Logistics and provides supply chain service in the future.

(e)	On May 29, 2023, Yichun Shengfeng Logistics Co., Ltd. became a wholly owned subsidiary of Tianyu.

(f)	On April 20, 2023, Fujian Shengfeng Smart Technology Co., Ltd. was set up in Fujian, China. This entity is fully owned by Tianyu and will provide property service in the future.

(g)	On May 19, 2023, Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. was set up in Shenzhen, China. This entity is fully owned by Tianyu and will provide supply chain service in the future.

Investors are purchasing securities of our holding company, Shengfeng Cayman, instead of securities of our operating entities. Our current operations are conducted through Shengfeng Logistics and its subsidiaries.

Following the completion of this offering, our largest shareholder will beneficially own approximately [●]% of the aggregate voting power of our issued and outstanding Class A and Class B Ordinary Shares as a group, assuming the sale of all Units offered hereby. As such, we will be deemed to be a “controlled company” under Nasdaq Listing Rules 5615(c). Additionally, our largest shareholder, Shengfeng International Limited, will have the ability to control the outcome of matters submitted to the shareholders for approval. However, even if we are deemed to be a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules. See “Risk Factors” and “Item 3. Key Information—D. Risk Factors,” “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Controlled Company” in our annual report on Form 20-F for the year ended December 31, 2022.

Impact of COVID-19 on Our Operations and Financial Performance

The COVID-19 pandemic has spread in China and throughout the world. As the majority of our net revenue is derived from transportation and warehouse storage management services in China, our results of operations and financial condition have been, and could continue to be affected by the spread of COVID-19.

In connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, which included extending the Chinese Spring Festival in 2020, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 pandemic has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China.

In response to the evolving dynamics related to the COVID-19 pandemic, we have followed guidelines issued by local authorities to prioritize the health and safety of our employees and suppliers including third-party transportation providers. As a result of the government-imposed restrictions, the VIE and the VIE’s subsidiaries’ facilities and operations were mostly closed from February 2020 to late March 2020. The VIE and the VIE’s subsidiaries gradually resumed operation during February and March 2020, but it was not until April 2020 that we resumed full operation, which has caused a decrease in our net revenue and also adversely affected our marketing activities during the closure. We, through the VIE and the VIE’s subsidiaries, took a series of measures in response to the pandemic, including, among others, the establishment of a special team for epidemic prevention and control, the remote working arrangements for some of our employees, and the requirement for our employees on site to take extra measures and procedures to lower the risks of COVID-19 exposure. We, through the VIE and the VIE’s subsidiaries, also donated some epidemic prevention materials to areas and entities in need. These measures reduced the capacity and efficiency of our operations and increased our expenditures.

The spread of COVID-19 has caused us to incur incremental costs. However, by leveraging our advantages in the logistics fields and our networks, we, through the VIE and the VIE’s subsidiaries, were able to resume a larger portion of our operations in late March 2020 and have seen an increase in demand for our services since April 2020, as the COVID-19 pandemic became gradually under control starting from the 2nd quarter of 2020 in China. Furthermore, to mitigate any negative impacts that COVID-19 may have on our operations, we, through the VIE and the VIE’s subsidiaries, implemented a variety of measures, including disinfection of offices, free mask distribution, temperature monitoring to ensure the safety of our employees returning to work, setting up quarantine rooms for employees and separate rest areas for drivers to avoid unnecessary contact, and disinfection of all the vehicles in and out of our locations.

From April to May 2022, Shanghai was shut down and all of the businesses in Shanghai were closed, due to the COVID-19 Omicron variant. Our business in Shanghai dropped significantly and revenue decreased by approximately $2 million, compared with revenue in March 2022. The shutdown was over in June 2022, and business in Shanghai has since resumed. Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. While the revocation or replacement of the restrictive measures to contain the COVID-19 pandemic could have a positive impact on our normal operations, the extent of the impact on the Company’s future financial results will be dependent on future developments, such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry— Our financial condition, results of operations, and cash flows have been adversely affected by COVID-19” in our annual report on Form 20-F for the year ended December 31, 2022.

Consolidating Schedule

On December 18, 2020, the Company completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity of the Company prior to the reorganization. The Company and Shengfeng HK were each established as the holding companies of Shengfeng WFOE. Through Shengfeng WFOE, the Company entered into the VIE agreements with the VIE. Pursuant to the VIE agreements, the Company was established as the primary beneficiary of the VIE and its subsidiaries to transfer the economic benefits from the VIE to the Company and to direct the activities of the VIE.

We conduct substantially all of our business in China through the VIE, and the VIE’s subsidiaries. Substantially all of the Company’s revenues, costs and net income in China are directly or indirectly generated through the VIE and the VIE’s subsidiaries.

The following tables present selected condensed consolidating financial data of Shengfeng Cayman and its subsidiaries, the VIE, and the VIE’s subsidiaries for the fiscal years ended December 31, 2022 and 2021, and balance sheet data as of December 31, 2022 and 2021, which have been derived from our audited consolidated financial statements for those years.

As of and for the year ended December 31, 2022

	Shengfeng Development Limited (Shengfeng Cayman)	Shengfeng HK (100% owned by Shengfeng Cayman)	Fujian Tianyu Shengfeng Logistics Co., Ltd. (WFOE) (100% owned by Shengfeng HK)	Shengfeng Logistics Group Co., Ltd. and its subsidiaries (VIE)	Eliminations	Consolidated Total
	$ in thousands
Condensed Consolidating Schedule – Balance Sheet
Assets:
Current assets	$47	$-	$-	$135,650	$-	$135,697
Receivable from VIE	$-	$-	$91,695	$-	$(91,695)	$-
Investments in subsidiaries	$91,695	$91,695	$-	$-	$(183,390)	$-
Non-current assets	$91,776	$91,695	$91,695	$109,481	$(275,085)	$109,562
Total assets	$91,823	$91,695	$91,695	$245,131	$(275,085)	$245,259
Liabilities:
Current liabilities	$600	$-	$-	$130,196	$-	$130,796
Payable to WFOE	$-	$-	$-	$91,695	$(91,695)	$-
Non-current liabilities	$-	$-	$-	$111,072	$(91,695)	$19,377
Total liabilities	$600	$-	$-	$241,268	$(91,695)	$150,173
Total shareholders’ equity	$91,223	$91,695	$91,695	$3,863	$(183,390)	$95,086
Total liabilities and shareholders’ equity	$91,823	$91,695	$91,695	$245,131	$(275,085)	$245,259

Condensed Consolidating Schedule – Statement of Operations
Revenues	$-	$-	$-	$370,325	$-	$370,325
Cost of revenues	$-	$-	$-	$(328,793)	$-	$(328,793)
Gross profit	$-	$-	$-	$41,532	$-	$41,532
Operating expenses	$(472)	$-	$-	$(31,214)	$-	$(31,686)
Technical service income from VIE and its subsidiaries (1)	$-	$-	$8,298	$-	$(8,298)	$-
Technical Service expense in WFOE (1)	$-	$-	$-	$(8,298)	$8,298	$-
Income for equity method investments	$8,298	$8,298	$-	$-	$(16,596)	$-
Net income	$7,826	$8,298	$8,298	$-	$(16,596)	$7,826

Condensed Consolidating Schedule – Statement of Cash Flows
Net cash provided by (used in) operating activities	$(472)	$-	$-	$7,402	$-	$6,930
Net cash used in investing activities	$-	$-	$-	$(6,715)	$-	$(6,715)
Net cash provided by financing activities	$519	$-	$-	$5,530	$-	$6,049
Effects of exchange rate changes on cash and restricted cash	$-	$-	$-	$(1,814)	$-	$(1,814)
Net increase in cash and restricted cash	$47	$-	$-	$4,403	$-	$4,450
Cash and restricted cash, beginning of year	$-	$-	$-	$18,918	$-	$18,918
Cash and restricted cash, end of year	$47	$-	$-	$23,321	$-	$23,368
Inter-company cash transfers (2)	$-	$-	$-	$-	$-	$-

As of and for the year ended December 31, 2021

	Shengfeng Development Limited (Shengfeng Cayman)	Shengfeng HK (100% owned by Shengfeng Cayman)	Fujian Tianyu Shengfeng Logistics Co., Ltd. (WFOE) (100% owned by Shengfeng HK)	Shengfeng Logistics Group Co., Ltd. and its subsidiaries (VIE)	Eliminations	Consolidated Total
	$ in thousands
Condensed Consolidating Schedule – Balance Sheet
Assets:
Current assets	$-	$-	$-	$121,698	$-	$121,698
Receivable from VIE	$-	$-	$91,593	$-	$(91,593)	$-
Investments in subsidiaries	$91,593	$91,593	$-	$-	$(183,186)	$-
Non-current assets	$91,593	$91,593	$91,593	$122,511	$(274,779)	$122,511
Total assets	$91,593	$91,593	$91,593	$244,209	$(274,779)	$244,209
Liabilities:
Current liabilities	$-	$-	$-	$125,352	$-	$125,352
Payable to WFOE	$-	$-	$-	$91,953	$(91,953)	$-
Non-current liabilities	$-	$-	$-	$114,552	$(91,953)	$22,959
Total liabilities	$-	$-	$-	$239,904	$(91,953)	$148,311
Total shareholders’ equity	$91,593	$91,593	$91,593	$4,305	$(183,186)	$95,898
Total liabilities and shareholders’ equity	$91,953	$91,593	$91,593	$244,209	$(274,779)	$244,209

Condensed Consolidating Schedule – Statement of Operations
Revenues	$-	$-	$-	$346,699	$-	$346,699
Cost of revenues	$-	$-	$-	$(305,345)	$-	$(305,345)
Gross profit	$-	$-	$-	$41,345	$-	$41,345
Operating expenses	$-	$-	$-	$(32,758)	$-	$(32,758)
Technical service income from VIE and its subsidiaries (1)	$-	$-	$6,644	$-	$(6,644)	$-
Technical Service expense in WFOE (1)	$-	$-	$-	$(6,644)	$6,644	$-
Income for equity method investments	$6,644	$6,644	$-	$-	$(13,288)	$-
Net income	$6,644	$6,644	$6,644	$-	$(13,288)	$6,644

Condensed Consolidating Schedule – Statement of Cash Flows
Net cash provided by operating activities	$-	$-	$-	$16,592	$-	$16,592
Net cash used in investing activities	$-	$-	$-	$(23,869)	$-	$(23,869)
Net cash used in financing activities	$-	$-	$-	$(2,127)	$-	$(2,127)
Effects of exchange rate changes on cash and restricted cash	$-	$-	$-	$538	$-	$538
Net decrease in cash and restricted cash	$-	$-	$-	$(8,866)	$-	$(8,866)
Cash and restricted cash, beginning of year	$-	$-	$-	$27,784	$-	$27,784
Cash and restricted cash, end of year	$-	$-	$-	$18,918	$-	$18,918
Inter-company cash transfers (2)	$-	$-	$-	$-	$-	$-

As of and for the year ended December 31, 2020

	Shengfeng Development Limited (Shengfeng Cayman)	Shengfeng HK (100% owned by Shengfeng Cayman)	Fujian Tianyu Shengfeng Logistics Co., Ltd. (WFOE) (100% owned by Shengfeng HK)	Shengfeng Logistics Group Co., Ltd. and its subsidiaries (VIE)	Eliminations	Consolidated Total
	$ in thousands
Condensed Consolidating Schedule – Balance Sheet
Assets:
Current assets	$-	$-	$-	$128,143	$-	$128,143
Receivable from VIE	$-	$-	$82,623	$-	$(82,623)	$-
Investments in subsidiaries	$82,623	$82,623	$-	$-	$(165,246)	$-
Non-current assets	$82,623	$82,623	$82,623	$104,039	$(247,869)	$104,039
Total assets	$82,623	$82,623	$82,623	$232,182	$(247,869)	$232,182
Liabilities:
Current liabilities	$-	$-	$-	$129,016	$-	$129,016
Payable to WFOE	$-	$-	$-	$82,623	$(82,623)	$-
Non-current liabilities	$-	$-	$-	$101,410	$(82,623)	$18,787
Total liabilities	$-	$-	$-	$230,426	$(82,623)	$147,803
Total shareholders’ equity	$82,623	$82,623	$82,623	$1,756	$(165,246)	$84,379
Total liabilities and shareholders’ equity	$82,623	$82,623	$82,623	$232,182	$(247,869)	$232,182
Condensed Consolidating Schedule – Statement of Operations
Revenues	$-	$-	$-	$287,464	$-	$287,464
Cost of revenues	$-	$-	$-	$(251,489)	$-	$(251,489)
Gross profit	$-	$-	$-	$35,975	$-	$35,975
Operating expenses	$-	$-	$-	$(29,771)	$-	$(29,771)
Technical service income from VIE and its subsidiaries (1)	$-	$-	$6,043	$-	$(6,043)	$-
Technical Service expense in VIE (1)	$-	$-	$-	$(6,043)	$6,043	$-
Income for equity method investments	$6,043	$6,043	$-	$-	$(12,086)	$-
Net income	$6,043	$6,043	$6,043	$-	$(12,086)	$6,043

Condensed Consolidating Schedule – Statement of Cash Flows
Net cash provided by operating activities	$-	$-	$-	$2,332	$-	$2,332
Net cash used in investing activities	$-	$-	$-	$(7,821)	$-	$(7,821)
Net cash provided by financing activities	$-	$-	$-	$13,144	$-	$13,144
Effects of exchange rate changes on cash and restricted cash	$-	$-	$-	$1,714	$-	$1,714
Net increase in cash and restricted cash	$-	$-	$-	$9,369	$-	$9,369
Cash and restricted cash, beginning of year	$-	$-	$-	$18,415	$-	$18,415
Cash and restricted cash, end of year	$-	$-	$-	$27,784	$-	$27,784
Inter-company cash transfers (2)	$-	$-	$-	$-	$-	$-

(1)	Represents technical service fee, including the basic annual fee and the floating fee, which equals to 100% of the VIE’s income net of tax, pursuant to the Exclusive Technical Consultation and Service Agreements.

(2)	There were no inter-company cash transfers among Shengfeng Cayman, Shengfeng HK, WFOE, the VIE and the VIE’s subsidiaries for the years ended December 31, 2022, 2021 and 2020.

Permissions Required from the PRC Authorities for The VIE’s Operations and the Company’s Issuance of Securities to Foreign Investors

We are currently not required to obtain permission from any of the PRC authorities to operate and issue our Class A Ordinary Shares to foreign investors. In addition, neither we, our subsidiaries, the VIE nor the VIE’s subsidiaries are required to obtain permission or approval from the PRC authorities including the CSRC and CAC for the VIE’s operation, nor have we, our subsidiaries, the VIE nor the VIE’s subsidiaries received any denial for the VIE’s operations. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering (the “Trial Measures”) and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines (collectively, the “New Overseas Listing Rules”), which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. The New Overseas Listing Rules further require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; and c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offering, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing and a secondary listing or dual major listing of issuers already listed overseas. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, a domestic company that obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

Based on the foregoing, according to our PRC counsel, since our registration statement on Form F-1 was declared effective on March 30, 2023, and we completed our IPO and listing before September 30, 2023, we will not be required to complete the filing procedures pursuant to the Trial Measures for our IPO, but will be required to file with the CSRC within three working days after the completion of this offering.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including, but not limited to, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

On or after March 31, 2023, any failure or perceived failure by the Company, its PRC Subsidiary or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. See “Regulations— Regulations on Mergers & Acquisitions and Overseas Listings.” The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. Notwithstanding the foregoing, as of the date of this prospectus, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to this offering from the CSRC, the CAC, or any other Chinese authorities that have jurisdiction over our operations. If we inadvertently conclude that we are not required to obtain any permission or approval from any of the PRC authorities for the VIE’s operations and/or our issuance of securities to foreign, or applicable laws, regulations, or interpretations change and we are required to obtain such permission or approval in the future, we may be subject to investigations by competent regulators, fines, or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, or incur additional costs to procure such approval or permission, and there is no guarantee that we can successfully obtain such approval or permission. These risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors — Risks Relating to Our Corporate Structure,” “Risk Factors — Risks Relating to Doing Business in the PRC,” and “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Corporate Structure,” “Item 3. Key Information —D. Risk Factors — Risks Relating to Doing Business in the PRC” in our annual report on Form 20-F for the year ended December 31, 2022 for more information. In particular, see “Risk Factors — Risks Relating to Doing Business in the PRC —PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. Any changes in such laws and regulations may impair our ability to operate profitably,” “Risk Factors — Risks Relating to Doing Business in the PRC — We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors in this offering and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless” and “Item 3. Key Information —D. Risk Factors — Risks Relating to Doing Business in the PRC —The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by the Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless” in our annual report on Form 20-F for the year ended December 31, 2022.

Dividend Distributions, Cash Transfer, and Tax Consequences

Shengfeng Cayman transfers cash to its wholly-owned Hong Kong subsidiary, Shengfeng HK, by making capital contributions or providing loans, and the Hong Kong subsidiary transfers cash to the subsidiary in China by making capital contributions or providing loans to it. Because Shengfeng Cayman consolidates the financial statements of the VIE under the U.S. GAAP in reliance upon contractual arrangements and is regarded as the primary beneficiary of the VIE for accounting purposes, Shengfeng Cayman’s subsidiaries are not able to make direct capital contributions to the VIE and their subsidiaries. However, Shengfeng Cayman’s subsidiaries may transfer cash to the VIEs by making loans or payments to the VIEs for inter-group transactions. As of the date of this prospectus, no inter-company cash transfers or transfers of other assets have occurred among Shengfeng Cayman, Shengfeng HK, WFOE, the VIE and the VIE’s subsidiaries for the years ended December 31, 2022 and 2021.

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. See “Item 3. Key Information —D. Risk Factors — Risks Relating to Our Class A Ordinary Shares and the Trading Market — We do not intend to pay dividends for the foreseeable future” in our annual report on Form 20-F for the year ended December 31, 2022. As of the date of this prospectus, none of our subsidiaries, nor the consolidated VIE and VIE’s subsidiaries have made any dividends or distributions to our Company. Additionally, no dividends or distributions have been made to U.S. investors as of the date of this prospectus.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amounts, provided that in no circumstance may a dividend be paid if such payment would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, in the absence of available profits or share premium, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Shengfeng HK.

Current PRC regulations permit our PRC subsidiary to pay dividends to Shengfeng HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our Affiliated Entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other things, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principal of genuine transaction. Furthermore, if our Affiliated Entities in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiary is unable to receive all of the revenue from the operations of the VIE and the VIE’s subsidiaries, we may be unable to pay dividends on our Class A Ordinary Shares or Class B Ordinary Shares, should we desire to do so in the future. See “Item 3. Key Information — D. Risk Factors — Risk Relating to Doing Business in the PRC — Governmental control of currency conversion may affect the value of your investment and our payment of dividends” in our annual report on Form 20-F for the year ended December 31, 2022.

Cash dividends, if any, on our Class A Ordinary Shares or Class B Ordinary Shares would be paid in U.S. dollars. Shengfeng HK may be considered a non-resident enterprise for tax purposes, so that any dividends Tianyu pays to Shengfeng HK may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation” in our annual report on Form 20-F for the year ended December 31, 2022.

In order for us to pay dividends to our shareholders, we will rely on payments made from Shengfeng Logistics to Tianyu, pursuant to contractual arrangements between such parties, and the distribution of such payments to Shengfeng HK as dividends from Tianyu. Certain payments from Shengfeng Logistics to Tianyu are subject to PRC taxes, including Value-Added Tax. If Shengfeng Logistics or the VIE’s subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict any such party’s ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including, without limitation, the requirement that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiary to its immediate holding company, Shengfeng HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Shengfeng HK intends to apply for the tax resident certificate if and when Tianyu plans to declare and pay dividends to Shengfeng HK. See “Item 3. Key Information — D. Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits” in our annual report on Form 20-F for the year ended December 31, 2022. Subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among our Cayman Islands holding company and our subsidiaries. U.S. investors will not be subject to Cayman Islands, mainland China, or Hong Kong taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them, while they may be subject to U.S. federal income tax for receiving dividends, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. See “Item 10. Additional Information—E. Taxation” in our annual report on Form 20-F for the year ended December 31, 2022.

We conduct substantially all of our business in China through the VIE, Shengfeng Logistics, and the VIE’s subsidiaries. Substantially all of Shengfeng Development Limited’s revenues, costs and net income in China are directly or indirectly generated through the VIE and the VIE’s subsidiaries. We maintain our bank accounts and balances primarily in licensed banks in Mainland China. In addition, cash transfers from our Cayman Islands holding company are subject to applicable PRC laws and regulations on loans and direct investment. For details, see “Item 3. Key Information — D. Risk Factors — Risk Relating to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary and to make loans to Shengfeng Logistics, which could materially and adversely affect our liquidity and our ability to fund and expand our business” in our annual report on Form 20-F for the year ended December 31, 2022.

Cash transfers from our Cayman Islands holding company are subject to applicable PRC laws and regulations on loans and direct investment. For example, any loans from Shengfeng Cayman to our wholly owned subsidiary in the PRC, Tianyu, to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE or filed with SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to Tianyu up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Tianyu, or (ii) twice the amount of the net assets of Tianyu calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the “PBOC Circular 9.” Moreover, any medium or long-term loan to be provided by us to Tianyu or other domestic PRC entities must also be filed and registered with National Development and Reform Commission, or the “NDRC”. We may also decide to finance Tianyu by means of capital contributions. These capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with MOFCOM, or registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to Shengfeng Logistics, which is a PRC domestic company. Further, we are not likely to finance the activities of Shengfeng Logistics and the VIE’s subsidiaries by means of capital contributions, due to regulatory restrictions relating to foreign investment in PRC domestic enterprises, which may be engaged in certain businesses, such as the Foreign Investment Law, which provides that foreign investors shall not invest in any field with investment prohibited by the negative list for foreign investment access. Additionally, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. For a more detailed description of the restrictions and limitations on our ability to transfer cash or distribute earnings to our Cayman Islands holding company and the investors, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC —PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary and to make loans to Shengfeng Logistics, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Governmental control of currency conversion may affect the value of your investment and our payment of dividends” in our annual report on Form 20-F for the year ended December 31, 2022 and “Use of Proceeds.” In addition, current PRC regulations permit our PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. For details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business” in our annual report on Form 20-F for the year ended December 31, 2022.

If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions on transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong and mainland China, other than certain restrictions and limitations imposed by the PRC government. Currently, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Additionally, under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiary to pay dividends to shareholders only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC —Governmental control of currency conversion may affect the value of your investment and our payment of dividends” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC— Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business” in our annual report on Form 20-F for the year ended December 31, 2022. For the fiscal years ended December 31, 2022, 2021 and 2020, no cash transfers, dividends, or distributions have occurred among our Company, our subsidiaries, and the VIE. As of the date of this prospectus, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders.

Implications of Our Being an “Emerging Growth Company”

On September 9, 2022, the SEC adopted inflation adjustments mandated by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, an “emerging growth company” will lose its EGC status on the last day of the fiscal year in which it has $1.235 billion or more in total revenue. As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. “An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our IPO.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Class A Ordinary Share held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

THE OFFERING

Securities offered by us	Up to [●] Units at an assumed public offering price of $[●] per Unit, based on the closing price of our Class A Ordinary Shares on the Nasdaq Capital Market on [●], 2023, with each Unit consisting of one Class A Ordinary Share and one warrant to purchase [●] Class A Ordinary Share(s) at an exercise price of $[●] (or [●]% of the public offering price of each Unit sold in the offering) which will be immediately exercisable and will expire on the [●] anniversary of the original issuance date. The Units will not be certificated and the Class A Ordinary Shares and the Warrants are immediately separable and will be issued separately in this offering.

Assumed public offering price per Unit	$[●].

Class A Ordinary Shares included in the Units offered by us	Up to [●] Class A Ordinary Shares.

Warrants included in the Units offered by us	Up to [●] Warrants to purchase up to [●] Class A Ordinary Shares. Each Class A Ordinary Share is being sold together with one Warrant. The exercise price per share pursuant to the Warrants will equal to $ [●] (or [●]% of the public offering price per Unit sold in this offering). The Warrants will be immediately exercisable and will expire on the [●] anniversary of the original issuance date. The Warrants may be exercised only for a whole number of shares. No fractional shares will be issued upon exercise of the Warrants. The Class A Ordinary Shares and the Warrants are immediately separable and will be issued separately, but must be purchased together in this offering as Units. This prospectus also relates to the offering of the Class A Ordinary Shares issuable upon exercise of the Warrants.

Best-efforts offering

We are offering the Units on a best-efforts basis. We have engaged Univest Securities, LLC as our exclusive placement agent to use its reasonable best efforts to solicit offers to purchase the Units in this offering. The placement agent has no obligation to buy any of the Units from us or to arrange for the purchase or sale of any specific number or dollar amount of the Units.

No minimum offering amount is required as a condition to closing this offering. We intend to complete one closing of this offering, but may undertake one or more additional closings for the sale of the additional Units. We expect to hold an initial closing of the offering on [●], 2023, but the offering will be terminated by [●], 2023, provided that closing of the offering for all of the Units have not occurred by such date, and may be extended by written agreement of the company and the placement agent.

We will deliver the Class A Ordinary Shares being issued to the investors electronically and will mail such investors physical warrant certificates for the Warrants sold in this offering, upon closing and receipt of investor funds for the purchase of the Units offered pursuant to this prospectus, if any.

Ordinary Shares Outstanding Immediately After This Offering (1)	[●] Class A Ordinary Shares and 41,880,000 Class B Ordinary Shares assuming the sales of all the Units we are offering at an assumed public offering price of $[●] per Unit and no exercise of the Warrants included in the Units.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $[●] million from this offering, assuming the sales of all of the Units we are offering and no exercise of the Warrants included in the Units, after deducting estimated placement agent’s fees and estimated offering expenses payable by us.

We anticipate using the net proceeds of this offering primarily for: (i) expanding and increasing the number of our regional sorting centers; and (ii) working capital and other general corporate purposes. See “Use of Proceeds” on page 41 for more information.

Lock-Up Agreements

We will not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A Ordinary Shares or any securities which would entitle the holder thereof to acquire at any time Class A Ordinary Shares, during the 90-day period from the date of completion of this offering, subject to certain exemptions.

We will also, during the 90-day period from the date of completion of this offering, not effectuate or enter into an agreement to effect any issuance of Class A Ordinary Shares or any securities which would entitle the holder thereof to acquire at any time Class A Ordinary Shares (or a combination of units thereof) involving, among others, transactions in which we (i) issue or sell any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Class A Ordinary Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Class A Ordinary Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to our business or the market for the Class A Ordinary Shares (but not including antidilution protections related to future share issuances) or (ii) enter into, or effect a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby we may issue securities at a future determined price, subject to certain exemptions.

Each of our directors, executive officers, and principal shareholders (5% or more shareholders) will also enter into a similar lock-up agreement for a period of six (6) months from the date of completion of this offering, subject to certain exceptions, with respect to our Class A Ordinary Shares or any securities which would entitle the holder thereof to acquire at any time Class A Ordinary Shares.

Risk Factors	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 24 of this prospectus and in the other documents incorporated by reference into this prospectus.

Listing	Our Class A Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “SFWL.” There is no established public trading market for the Units or the Warrants, and we do not expect a market to develop. We do not intend to apply for listing of the Units or the Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Units or the Warrants will be limited.

Transfer Agent	VStock Transfer, LLC

Payment and Settlement	We expect that the delivery of the Class A Ordinary Shares and the related Warrants for the initial closing against payment therefor will occur on or about [●], 2023.

(1)	The total number of Ordinary Shares that will be outstanding immediately after this offering (assuming the sale of all the Units being offered in this offering) is based upon:

●	40,520,000 Class A Ordinary Shares and 41,880,000 Class B Ordinary Shares issued and outstanding as of the date of this prospectus; and

●	[●] Class A Ordinary Shares included in the Units offered in this offering (assuming no exercise of the related Warrants included in the Units);

but excludes [●] Class A Ordinary Shares issuable upon full exercise of the underwriter warrants issued in connection with our IPO.

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should carefully consider the risk factors set forth in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2022 on file with the SEC, which is incorporated by reference into this prospectus, as well as the following risk factors, which augment the risk factors set forth in our most recent Annual Report. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Relating to Our Business and Our Industry

Our business generates and processes a large quantity of data, and improper handling of or unauthorized access to such data may adversely affect our business. In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our continued listing on Nasdaq, our financial condition, results of operations, and the subsequent offering.

Our business involves collecting and retaining certain internal and end customer personal data. For example, our PRC Subsidiaries collect end customer’s personal information in the ordinary course of business. We and our PRC Subsidiaries also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customers, employees and company data is critical to our business. Our customers and employees expect that we and our PRC Subsidiaries will adequately protect their personal information. We and our PRC Subsidiaries are required by applicable laws to keep strictly confidential the personal information that we and our and our PRC Subsidiaries collect, and to take adequate security measures to safeguard such information. However, we face risks related to complying with applicable laws, rules, and regulations relating to the collection, use, disclosure, and security of personal information, as well as any requests from regulatory and government authorities relating to such data. We could be subject to cybersecurity review in the future.

The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny, and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017 provide that network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Cybersecurity Law also provides that personal information and important data collected and generated by a critical information infrastructure operator (“CIIO”) in the course of its operations in China must be stored in China. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect in September 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. In addition, on November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)” and accepted public comments until December 13, 2021. The Cyber Data Security Measure (Draft) provides that data processors shall apply for cybersecurity review under certain circumstances, such as mergers, restructurings, divisions of internet platform operators that hold large amount of data relating to national security, economic development or public interest which affects or may affect the national security, overseas listings of data processors that process personal data for more than one million individuals, Hong Kong listings of data processors that affect or may affect national security, and other data processing activities that affect or may affect the national security. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

On December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology, or “MIIT,” the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, People’s Bank of China, or “PBOC,” the State Administration for Market Regulation, or “SAMR,” the State Administration of Radio and Television, CSRC, the State Secrecy Administration and the State Cryptography Administration jointly promulgated the Cybersecurity Review Measures, or the “Cybersecurity Review Measures,” which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. The Cybersecurity Review Measures also provide the following key points: (i) companies who are engaged in data processing are also subject to the regulatory scope; (ii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; and (iii) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures (the “Outbound Data Transfer Security Assessment Measures”), which became effective on September 1, 2022, specifies the circumstances in which data processors providing data outbound shall apply for outbound data transfer security assessment coordinated by the CAC, and applies to: (i) any data processor that transfers important data overseas; (ii) any critical information infrastructure operator or data processor that processes personal information of over 1 million people and provides such personal information overseas; (iii) any data processor that provides personal information overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people overseas since January 1st of the previous year and; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. However, the Outbound Data Transfer Security Assessment Measures do not clarify the other circumstances under which the CAC would require the outbound data transfer security assessment, which leaves additional uncertainty in its application and enforcement. If we are deemed to be a data handler providing important data outbound, we could be subject to the outbound data security assessment with the national Cyberspace Administration as mentioned above. As of the date of this prospectus, we believe we do not meet the circumstances mentioned above that would require an application for a security assessment for outbound data transfer to the CAC.

As of the date of this prospectus, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. We also believe we are not subject to the cybersecurity review by the CAC for this offering, given that: (i) we presently possesses personal information of less than one (1) million individual users in our business operations as of the date of this prospectus; and (ii) each of our PRC Subsidiaries is not a CIIO, as neither of them has been notified by the competent PRC government authorities for such purposes; and (iii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities.  However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. We may be required to suspend new user registration in China or experience other disruptions to our operations should we be required to have a cybersecurity review by the CAC. Any cybersecurity review could also result in negative publicity with respect to our Company, diversion of our managerial and financial resources, and decrease in value of our Class A Ordinary Shares. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required can be taken in a timely manner, or at all.  For instance, if we or any of our PRC Subsidiaries are deemed to be a critical information infrastructure operator or if the number of individual end customers in our business operations increases to or even exceeds one (1) million, we and/or our PRC Subsidiaries may be still required to undertake a cybersecurity review by the CAC, and if so, we or our PRC Subsidiaries may not be able to pass such review in relation to this offering in a timely manner or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which could materially and adversely affect our business and impede our ability to continue our operations.

We, through the VIE and the VIE’s subsidiaries, currently offer our mobile and desktop applications in China, and use authorization systems which granted different users with different access authority based on their positions and roles, to protect personal information in our system for data security protection. Although we have taken measures to protect personal information and privacy in our systems and platforms, we can provide no assurance that the measures we have taken are effective and that our systems and platforms are not subject to data breach. The regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things.

We also grant limited access to specified data on our technology platform to certain other ecosystem participants. These third parties face the same challenges and risks inherent in handling and protecting large volumes of data. Any system failure or security breach or lapse on our part or on the part of any of such third parties that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

See “Regulations—Regulations relating to Internet Information Security and Privacy Protection.”

Risks Relating to Our Corporate Structure

Our corporate structure, in particular the VIE Agreements with Shengfeng Logistics and the Shengfeng Logistics Shareholders, together holding 100% of the shares in Shengfeng Logistics, are subject to significant risks, as set forth in the following risk factors.

If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with applicable PRC law or PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We currently operate our business through Shengfeng Logistics, a VIE, pursuant to the VIE Agreements, and the VIE’s subsidiaries. As a result of these contractual arrangements, under generally accepted accounting principles in the United States, or “U.S. GAAP,” the assets and liabilities of Shengfeng Logistics are treated as our assets and liabilities and the results of operations of Shengfeng Logistics are treated in all aspects as if they were the results of our operations.

In the opinion of our PRC counsel, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of Shengfeng Logistics in China and Tianyu, our wholly owned subsidiary in China, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each of the contracts among Tianyu, Shengfeng Logistics, and the Shengfeng Logistics Shareholders is legal, valid, binding, and enforceable in accordance with its terms and applicable PRC laws. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. In addition, our VIE Agreements have not been tested in a court of law in China as of the date of this prospectus. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC counsel in the future. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. Furthermore, it is uncertain whether any future actions by the government of China will significantly affect the enforceability of the VIE Agreements.

If (i) the applicable PRC authorities invalidate the VIE Agreements for violation of PRC laws, rules and regulations, (ii) the VIE or its shareholders terminate the contractual arrangements (iii) the VIE or its shareholders fail to perform their respective obligations under such VIE Agreements, or (iv) if these regulations change or are interpreted differently in the future, our business operations in China would be materially and adversely affected, and the value of our Class A Ordinary Shares would substantially decrease or even become worthless. Further, if we fail to renew such VIE Agreements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate businesses in China.

In addition, if the VIE or the VIE’s subsidiaries or all or part of their respective assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the VIE or the VIE’s subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its respective shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenue.

All of the VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce such VIE Agreements.

If our corporate structure and the VIE Agreements are determined to be illegal or invalid by a PRC court, arbitral tribunal, or regulatory authorities, we may lose control of the VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve a structural modification without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or we or Shengfeng Logistics fails to obtain or maintain any required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business or operating licenses or both of Tianyu or Shengfeng Logistics;

●	discontinuing or restricting the operations of Tianyu or Shengfeng Logistics;

●	imposing conditions or requirements with which we, Tianyu, or Shengfeng Logistics may not be able to comply;

●	requiring us, Tianyu, or Shengfeng Logistics to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China; and

●	imposing fines.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Shengfeng Logistics in our consolidated financial statements, if the PRC government authorities were to find our legal structure and VIE Agreements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Shengfeng Logistics or our right to receive substantially all the economic benefits and residual returns from Shengfeng Logistics and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Shengfeng Logistics in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Furthermore, if the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A Ordinary Shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE and the VIE’s subsidiaries that conduct substantially all of our operations in China.

Our VIE Agreements with Shengfeng Logistics and the Shengfeng Logistics Shareholders may not be effective in providing control over Shengfeng Logistics.

Shengfeng Development Limited is a holding company incorporated under the laws of the Cayman Islands and it is not a Chinese operating company. As a holding company with no material operations of its own, its operations have been conducted in China by its subsidiaries and through contractual arrangements, or VIE Agreements, with a VIE, Shengfeng Logistics, and the VIE’s subsidiaries. For accounting purposes, we control and receive the economic benefits of the VIE and the VIE’s subsidiaries’ business operations through the VIE Agreements, which enable us to consolidate the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statement under U.S. GAAP. Neither we nor our subsidiaries own any equity interests in the VIE or the VIE’s subsidiaries. As an investor in this offering, you may be subject to unique risks due to our VIE structure. The VIE Agreements are designed to provide our wholly owned subsidiary, Tianyu, with the power, rights, and obligations to Shengfeng Logistics, including control rights and the rights to the assets, property, and revenue of the VIE, as set forth under the VIE Agreements. Our VIE Agreements have not been tested in a court of law in China as of the date of this prospectus. We have evaluated the guidance in FASB ASC 810 and determined that we are regarded as the primary beneficiary of the VIE, for accounting purposes, as a result of our direct ownership in Tianyu and the provisions of the VIE Agreements. Accordingly, we treat the VIE and the VIE’s subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Our Class A Ordinary Shares offered in this offering are shares of our offshore holding company in the Cayman Islands instead of shares of the VIE or the VIE’s subsidiaries in China, therefore, you will not directly hold equity interests in the VIE or the VIE’s subsidiaries, and you may never directly hold equity interests in the VIE or the VIE’s subsidiaries through your investment in this offering.

We primarily have relied, and expect to continue to rely on the VIE Agreements to control and operate the business of Shengfeng Logistics. However, the VIE Agreements may not be as effective in providing us with the necessary control over Shengfeng Logistics and its operations. For example, Shengfeng Logistics and the Shengfeng Logistics Shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of Shengfeng Logistics, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shengfeng Logistics, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current VIE Agreements, we rely on the performance by Shengfeng Logistics and the Shengfeng Logistics Shareholders of their respective obligations under the contracts to exercise control over Shengfeng Logistics. As of the date of this prospectus, Shengfeng Logistics is owned by Fujian Yunlian Shengfeng Industry Co., Ltd. as to 54.58%, Yongxu Liu, our chief executive officer, chairman of the board and president, as to 30.99%, and the other Shengfeng Logistics Shareholders who collectively own 14.43% of the VIE. Fujian Yunlian Shengfeng Industry Co., Ltd. is 90% owned by Yongxu Liu. As a result, Mr. Liu directly and indirectly owns 80.12% of Shengfeng Logistics. The Shengfeng Logistics Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with Shengfeng Logistics. Furthermore, failure of the VIE shareholders to perform certain obligations could compel the Company to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation, and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system and the Company may incur substantial costs to enforce the terms of such contracts. Therefore, our VIE Agreements with Shengfeng Logistics and the Shengfeng Logistics Shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be. Additionally, our VIE Agreements have not been tested in a court of law in China, as of the date of this prospectus, and may not be effective in providing control over the VIE. We are, therefore, subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. The VIE Agreements may not be enforceable in China if the PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that we are unable to enforce the VIE Agreements, we may not be able to exert effective control over Shengfeng Logistics, and our ability to conduct our business may be materially and adversely affected.

Our VIE Agreements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As our VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from the VIE Agreements will be resolved through arbitration in the PRC, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements, through arbitration, litigation, and other legal proceedings remain in the PRC, which could limit our ability to enforce these contractual arrangements and exert effective control over Shengfeng Logistics. Furthermore, these contracts may not be enforceable in the PRC if the PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Shengfeng Logistics, and our ability to conduct our business may be materially and adversely affected. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

We may not be able to consolidate the financial results of Shengfeng Logistics or such consolidation could materially and adversely affect our operating results and financial condition.

Our business is conducted through Shengfeng Logistics, which currently is considered for accounting purposes as a VIE, and we are considered the primary beneficiary for accounting purposes, enabling us to consolidate the financial results of Shengfeng Logistics in our consolidated financial statements. In the event that in the future Shengfeng Logistics would no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary for accounting purposes, we would not be able to consolidate line by line its financial results in our consolidated financial statements for PRC purposes. Furthermore, if in the future an affiliate company becomes a VIE and we become the primary beneficiary for accounting purposes, we would be required to consolidate that entity’s financial results in our consolidated financial statements for PRC purposes. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results for PRC purposes. However, any material variations in the accounting principles, practices, and methods used in preparing financial statements for PRC purposes from the principles, practices, and methods generally accepted in the United States and in the SEC accounting regulations must be discussed, quantified, and reconciled in financial statements for the United States and SEC purposes.

The VIE Agreements may result in adverse tax consequences.

PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology, and detailed explanations. Related party arrangements and transactions may be subject to challenge or tax inspection by the PRC tax authorizes.

Under a tax inspection, if our transfer pricing arrangements between Tianyu and Shengfeng Logistics are judged as tax avoidance, or related documentation does not meet the requirements, Tianyu and Shengfeng Logistics may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purpose, of adjustments recorded by Tianyu, which could adversely affect us by (i) increasing Shengfeng Logistics’ tax liabilities without reducing Tianyu’s tax liabilities, which could further result in interest being levied to us for unpaid taxes; or (ii) imposing late payment fees and other penalties on Shengfeng Logistics for the adjusted but unpaid taxes according to the applicable regulations. In addition, if Tianyu requests the Shengfeng Logistics Shareholders to transfer their equity interests in Shengfeng Logistics at nominal or no value pursuant to the VIE Agreements, such transfer may be viewed as a gift and subject Tianyu to PRC income tax. As a result, our financial position could be materially and adversely affected if Shengfeng Logistics’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

The Shengfeng Logistics Shareholders have potential conflicts of interest with our Company which may adversely affect our business and financial condition.

The Shengfeng Logistics Shareholders may have potential conflicts of interest with us. These shareholders may not act in the best interest of our Company or may breach, or cause Shengfeng Logistics to breach the existing contractual arrangements we have with them and Shengfeng Logistics, which would have a material and adverse effect on our ability to effectively control Shengfeng Logistics and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Shengfeng Logistics to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the exclusive call option agreements with these shareholders to request them to transfer all of their equity interests in Shengfeng Logistics to a PRC entity or individual designated by us, to the extent permitted by PRC law. If we cannot resolve any conflicts of interest or disputes between us and those shareholders, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We rely on the approvals, certificates, and business licenses held by Shengfeng Logistics and any deterioration of the relationship between Tianyu and Shengfeng Logistics could materially and adversely affect our overall business operations.

Pursuant to the VIE Agreements, our business in the PRC will be undertaken on the basis of the approvals, certificates, business licenses, and other requisite licenses held by Shengfeng Logistics. There is no assurance that Shengfeng Logistics will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with Shengfeng Logistics is governed by the VIE Agreements, which are intended to provide us, through our indirect ownership of Tianyu, with effective control over the business operations of Shengfeng Logistics. However, the VIE Agreements may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Shengfeng Logistics could violate the VIE Agreements, go bankrupt, suffer from difficulties in its business, or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputation, business, and stock price could be severely harmed.

The exercise of our option to purchase part or all of the shares in Shengfeng Logistics under the exclusive call option agreement might be subject to certain limitations and substantial costs.

Our exclusive call option agreement with Shengfeng Logistics and the Shengfeng Logistics Shareholders gives Tianyu the option to purchase up to 100% of the shares in Shengfeng Logistics. Such transfer of shares may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce of the PRC, or “MOFCOM,” the State Administration for Market Regulation, and/or their local competent branches. In addition, the shares transfer price may be subject to review and tax adjustment by the relevant tax authorities. The shares transfer price to be received by Shengfeng Logistics under the VIE Agreements may also be subject to enterprise income tax, and these amounts could be substantial.

Risks Relating to Doing Business in the PRC

PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. Any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC Affiliated Entities are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

For example, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. The New Overseas Listing Rules further require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; and c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offering, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing and a secondary listing or dual major listing of issuers already listed overseas. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic company obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC. Based on the foregoing, according to our PRC counsel, since our registration statement on Form F-1 was declared effective on March 30, 2023, and we completed our IPO and listing before September 30, 2023, we will not be required to complete the filing procedures pursuant to the Trial Measures for our IPO, but will be required to file with the CSRC within three working days after the completion of this offering.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions, which were issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including, but not limited to, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this prospectus, the revised Provisions came into effect and we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, nor have we received any inquiry, notice, warning, sanction or any regulatory objection to this offering from the CSRC, the CAC, or any other Chinese authorities that have jurisdiction over our operations. However, any failure or perceived failure by the Company, its PRC Subsidiary or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions, the Trial Measures or any future implementation rules on a timely basis, or at all.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors in this offering and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the “Opinions.” The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Furthermore, they proposed to take measures, including promoting the construction of relevant regulatory systems to control the risks and handle the incidents from China-based overseas-listed companies. On February 17, 2023, the CSRC promulgated the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. The New Overseas Listing Rules further require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; and c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offering, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing and a secondary listing or dual major listing of issuers already listed overseas. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions, which were issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including, but not limited, to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this prospectus, the revised Provisions have come into effect and we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, nor have we received any inquiry, notice, warning, sanction or any regulatory objection to this offering from the CSRC, the CAC, or any other Chinese authorities that have jurisdiction over our operations. However, any failure or perceived failure by the Company, its PRC Subsidiary or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to compliance requirement in the future. We are currently not required to obtain any permission or approval from Chinese authorities to list on U.S. exchanges nor to execute the VIE Agreements. However, if we inadvertently conclude that such permission or approval is not required, or applicable laws, regulations, or interpretations change and the VIE or the holding company are required to obtain such permission or approval in the future and are denied such permission or approval from the Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges or continue to offer securities to investors, which could cause significant depreciation of the price of our Class A Ordinary Shares and materially affect the interest of the investors.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic company obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC. Based on the foregoing, according to  our PRC counsel, since our registration statement on Form F-1 was declared effective on March 30, 2023, and we completed our IPO and listing before September 30, 2023, we will not be required to complete filing procedures pursuant to the Trial Measures for our IPO, but will be required to file with the CSRC within three working days after the completion of this offering.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions, which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions is issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including, but not limited to, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any new rules or regulations promulgated in the future in that regard may impose additional requirements or restrictions on us. If we fail to comply with these regulatory requirements, relevant regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or even take other actions that could materially and adversely affect our business, financial condition, results of operations, prospects and the trading price of our shares.

The Chinese government has exercised and continued to exercise substantial control over virtually every sector of the Chinese economy through regulations and state ownership. Our ability to operate in the PRC may be significantly harmed by changes in its laws and regulations, including those relating to taxation, environment, land use rights, property, cybersecurity and other matters. The central or local governments of these jurisdictions may impose new and stricter regulations or interpretations of existing regulations with little or no advance notice that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including regional or local variations in the implementation of economic policies, could have a significant effect on the economic conditions in China or particular regions thereof, and could result in our divesting ourselves of any interest we then hold in our operations in China.

Furthermore, it is uncertain when and whether we will be required to obtain permission or approval from the PRC government to list on U.S. exchanges or to execute the VIE Agreements in the future, when such permission will be obtained, if at all, or whether it will be denied or rescinded. Although we are currently not required to obtain permission or approval from any of the PRC central or local governments for the VIE’s operations and/or the Company’s issuance of securities to foreign investors, nor have we received any denial to list on the U.S. exchange or to execute the VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. As indicated by the recent statements from the PRC government, the PRC government may take actions to exert more oversight and control over the offerings that are conducted overseas and/or foreign investment in PRC-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Risks Relating to This Offering

This is a best efforts offering, no minimum number or dollar amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans.

The placement agent has agreed to use its reasonable best efforts to solicit offers to purchase the Units in this offering. The placement agent has no obligation to buy any of the Units from us or to arrange for the purchase or sale of any specific number or dollar amount of the Units. There is no required minimum number of Units that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agent’s fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the Units offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of Units sufficient to fund our business plan. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us.

Because there is no minimum required for the offering to close, investors in this offering will not receive a refund in the event that we do not sell an amount of Units sufficient to pursue the business goals outlined in this prospectus.

We have not specified a minimum offering amount in connection with this offering. Because there is no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill our objectives due to a lack of interest in this offering. Further, any proceeds from the sale of the Units offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. Upon closing of this offering, investor funds will not be returned under any circumstances whether during or after this offering.

There is no public market for the Units or the Warrants.

There is no established public trading market for the Units or the Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Warrants on any national securities exchange or other nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the Warrants will be limited.

The Warrants in this offering are speculative in nature.

The Warrants in this offering do not confer any rights of Class A Ordinary Share ownership on their holders, but rather merely represent the right to acquire Class A Ordinary Shares at a fixed price. In addition, following this offering, the market value of the Warrants, if any, is uncertain and there can be no assurance that the market value of the Warrants will equal or exceed their imputed offering price. The Warrants will be not listed or quoted for trading on any market or exchange.

Holders of the Warrants will not have rights of holders of our Class A Ordinary Shares until such Warrants are exercised.

Until holders of the Warrants acquire Class A Ordinary Shares upon exercise of the Warrants, holders of the Warrants will have no rights with respect to the Class A Ordinary Shares underlying such Warrants.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements, if any. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares. See “Plan of Distribution” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of the Class A Ordinary Shares. There is no guarantee that the Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

You will experience immediate and substantial dilution in the net tangible book value per share of the Class A Ordinary Shares you purchase.

Because the public offering price per Unit comprised of a Class A Ordinary Share and related Warrant being offered is substantially higher than the pro forma net tangible book value per share of our Class A Ordinary Shares, you will suffer immediate and substantial dilution of approximately $[●] per Class A Ordinary Share, with respect to the pro forma net tangible book value of our Class A Ordinary Shares as of December 31, 2023. See “Dilution.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the price of our Class A Ordinary Shares, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A Ordinary Shares.

Some provisions in our amended and restated memorandum and articles of association, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that permit our board of directors by resolution to create and issue classes of shares with preferred, deferred or other special rights or restrictions as the board of directors determine in their discretion, without any further vote or action by our shareholders. If issued, the rights, preferences, designations and limitations of any class of preferred shares would be set by the board of directors as they may from time to time determine and could operate to the disadvantage of the outstanding Class A Ordinary Shares the holders of which would not have any pre-emption rights in respect of such an issue of preferred shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers; and

●	provisions that restrict the ability of our shareholders holding in aggregate less than one-tenth of the paid-up capital in our company as at the date of the requisition carries the right of voting at general meetings to convene a general meeting.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

In addition, we conduct substantially all of our business operations in emerging markets, including China, and substantially all of our directors and senior management are based in China. The SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford you less protection than if we were a U.S issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. We are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares.

Several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and the majority of our assets are located outside of the United States. The most significant portion of our operations is conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons may be located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and our SEC filings that are incorporated by reference into this prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Many of the forward- looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and our SEC filings that are incorporated by reference into this prospectus. These forward-looking statements include, but are not limited to, statements regarding our intent, belief, or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information — D. Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2022, and the section entitled “Risk Factors” of this prospectus. These risks and uncertainties include factors relating to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	the COVID-19 pandemic;

●	trends and competition in the contract logistics industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” and “Item 3. Key Information — D. Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2022. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s operations, the demand for the Company’s services and economic activities in general. We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the contract logistics industry in China. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The contract logistics industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Class A Ordinary Shares. In addition, the rapidly changing nature of the contract logistics industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue in the Federal courts of the United States.

Substantially all of our assets are located in the PRC. In addition, a majority of our directors and officers are nationals or residents of the PRC and almost all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ogier (Cayman) LLP, our counsel with respect to the laws of the Cayman Islands has advised us that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of the United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

Ogier (Cayman) LLP has further advised us that, in those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments, the courts of the Cayman Islands may recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without a retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the amount for which the judgment was issued, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes, a fine, or a penalty, inconsistent with a Cayman Islands judgment on the same matter, impeachable on the grounds of fraud, or obtained in a manner or of a kind that would be contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier (Cayman) LLP has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

AllBright Law Offices, our counsel with respect to PRC law, has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States or the Cayman Islands for the mutual recognition and enforcement of court judgments. AllBright has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security, or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. In China, there are significant legal and other obstacles to obtain information needed for investigations or litigation originated outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[●] million, assuming the sales of all of the Units we are offering and no exercise of the Warrants included in the Units, after deducting the placement agent’s fees and non-accountable expense allowance and estimated offering expenses payable by us. However, because this is a best-efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agent fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus.

The primary purposes of this offering are to obtain additional capital to further expand our operations. We plan to use the net proceeds of this offering as follows:

●	approximately 80% for expanding and increasing the number of our regional sorting centers; and

●	approximately 20% for working capital and other general corporate purposes.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

In using the proceeds of this offering, we are permitted under PRC laws and regulations to utilize the proceeds from this offering to fund our PRC subsidiary by making loans to or additional capital contributions, and to fund Shengfeng Logistics only through loans, subject to applicable government registration and approval requirements. All of the net proceeds from this offering would be immediately available to be loaned to Shengfeng Logistics and the VIE’s subsidiaries, subject to the respective loan agreements to be entered into between the Company and the VIE and the VIE’s subsidiaries. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Item 3. Key Information — D. Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary and to make loans to Shengfeng Logistics, which could materially and adversely affect our liquidity and our ability to fund and expand our business” in our annual report on Form 20-F for the year ended December 31, 2022.

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if such payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the amended and restated articles of association: (i) the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and (ii) our shareholders may, by ordinary resolution, declare dividends, but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, in the absence of available profits or share premium, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Shengfeng HK.

Current PRC regulations permit our PRC subsidiary to pay dividends to Shengfeng HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our Affiliated Entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other things, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principal of genuine transaction. Furthermore, if our Affiliated Entities in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiary is unable to receive all of the revenue from the operations of the VIE and the VIE’s subsidiaries, we may be unable to pay dividends on our Class A Ordinary Shares or Class B Ordinary Shares, should we desire to do so in the future.

Cash dividends, if any, on our Class A Ordinary Shares or Class B Ordinary Shares would be paid in U.S. dollars. Shengfeng HK may be considered a non-resident enterprise for tax purposes, so that any dividends Tianyu pays to Shengfeng HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation” in our annual report on Form 20-F for the year ended December 31, 2022.

In order for us to pay dividends to our shareholders, we will rely on payments made from Shengfeng Logistics to Tianyu, pursuant to contractual arrangements between such parties, and the distribution of such payments to Shengfeng HK as dividends from Tianyu. Certain payments from Shengfeng Logistics to Tianyu are subject to PRC taxes, including Value-Added Tax. If Shengfeng Logistics or the VIE’s subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict any such party’s ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including, without limitation, the requirement that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiary to its immediate holding company, Shengfeng HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Shengfeng HK intends to apply for the tax resident certificate if and when Tianyu plans to declare and pay dividends to Shengfeng HK. See “Item 3. Key Information — D. Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits” in our annual report on Form 20-F for the year ended December 31, 2022.

CAPITALIZATION

The following table sets forth our capitalization:

●	on an actual basis as of December 31, 2022; and

●	on a pro forma basis to give effect to the IPO of 2,400,000 Class A Ordinary Shares at $4.00 per share on a firm commitment basis, for net proceeds of approximately $8.5 million, after deducting underwriting discounts and other related expenses, which IPO was completed on April 4, 2023; and

●	on a pro forma basis as adjusted to give effect to (i) the transactions described above; (ii) the issuance and sale of [●] Units offered hereby, based on an assumed offering price of $[●] per Unit, each Unit consisting of one Class A Ordinary Share and one Warrant, assuming the sale of all of the Units we are offering, no exercise of the Warrants included in the Units, and no other change to the number of Units sold by us as set forth on the front cover of this prospectus; and (iii) the application of the net proceeds after deducting the estimated [●]% placement agent fees, $[●] million for the placement agent’s [●]% non-accountable expense allowance, and approximately $[●] million of estimated offering expenses payable by us.

In addition, we currently have 41,880,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The Class B Ordinary Shares are not being converted as part of this Offering.

You should read this capitalization table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2022, and other financial information included elsewhere in this prospectus.

	As of December 31, 2022
	Actual	Pro Forma (1) (unaudited)	Pro Forma As adjusted (2) (unaudited)
	$ in thousands	$ in thousands	$ in thousands
Shareholders’ Equity:
Class A Ordinary Shares, $0.0001 par value, 400,000,000 Class A Ordinary Shares authorized, 38,120,000, 40,520,000 and [●] Class A Ordinary Shares issued and outstanding - actual, pro forma and pro forma as adjusted basis, respectively	$4	$4	[●]
Class B Ordinary Shares, $0.0001 par value, 100,000,000 Class B Ordinary Shares authorized, 41,880,000 Class B Ordinary Shares issued and outstanding - actual, pro forma and pro forma as adjusted basis	4	4	[●]
Additional paid-in capital	75,575	84,041	[●]
Statutory reserves	3,974	3,974	[●]
Retained earnings	17,275	17,275	[●]
Accumulated other comprehensive loss	(5,609)	(5,609)	[●]
Total Shareholders’ Equity	91,223	99,689	[●]
Total Capitalization	$91,223	$99,689	[●]

(1)	April 4, 2023, we completed our IPO of 2,400,000 Class A Ordinary Shares at $4.00 per share on a firm commitment basis. The net proceeds for the sale totaled approximately $8.5 million, after deducting underwriting discounts and other related expenses.

(2)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.

Each $1.00 increase (decrease) in the assumed public offering price of $[●] per Unit, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity, and total capitalization by approximately $[●] million, assuming the number of Units offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting the placement agent fees, non-accountable expense allowance, and estimated offering expenses payable by us.

DILUTION

If you invest in the Units being offered in this offering, assuming no value is attributed to the related Warrants, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our Class A Ordinary Shares included in the Units and our pro forma as adjusted net tangible book value per Class A Ordinary Share immediately after this offering. Dilution results from the fact that the public offering price per Class A Ordinary Share included in Units is substantially in excess of the pro forma as adjusted net tangible book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The Class B Ordinary Shares are not being converted as part of this Offering.

Our net tangible book value as of December 31, 2022, was $0.76 per ordinary share (both Class A and Class B Ordinary Share). Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Class A Ordinary Share (as adjusted for the offering) from the IPO price per Class A Ordinary Share and after deducting the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us.

After giving effect to IPO of 2,400,000 Class A Ordinary Shares at $4.00 per share on a firm commitment basis, for net proceeds of approximately $8.5 million, after deducting underwriting discounts and other related expenses, which IPO was completed on April 4, 2023, our pro forma net tangible book value as of December 31, 2022 would have been $0.84 per ordinary share (both Class A and Class B Ordinary Share).

After giving effect to the issuance and sale of [●] Units offered in this offering at the assumed public offering price of $[●] per Unit, after deducting the placement agent fees and non-accountable expense allowance, and the estimated offering expenses payable by us and assuming the sale of all of the Units we are offering and no exercise of the Warrants included in the Units, our pro forma as adjusted net tangible book value as of December 31, 2022 would have been $[●], or $[●] per outstanding Class A Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per ordinary share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Class A Ordinary Share to investors purchasing Units in this offering.

The following table illustrates such dilution:

Per Share Post- Offering (1)
Assumed public offering price per share	$	[●	]
Pro forma net tangible book value per ordinary share as of December 31, 2022		$0.84
Increase in pro forma net tangible book value per ordinary share attributable to this offering	$	[●]
Pro forma as adjusted net tangible book value per ordinary share immediately after this offering	$	[●]
Dilution per share to new investors participating in this offering	$	[●]

(1)	Assumes net proceeds of $[●] from this offering of [●] Units at the assumed public offering price of $[●] per Unit, calculated as follows: $[●] offering proceeds, less placement agent fee of $[●] and non-accountable expense allowance of $[●] and offering expenses of approximately $[●].

A $1.00 increase in the assumed public offering price of $[●] per Unit would increase our pro forma as adjusted net tangible book value as of [●], 2022 after this offering, assuming the sale of all of the Units we are offering and no exercise of the Warrants included in the Units, by approximately $[●] per Class A Ordinary Share, and would increase dilution to new investors by $[●] per Class A Ordinary Share, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated placement agent fees and non-accountable expense allowance, and offering expenses payable by us.

A $1.00 decrease in the assumed public offering price of $[●] per Unit would decrease our pro forma as adjusted net tangible book value as of [●], 2022 after this offering, assuming the sale of all of the Units we are offering and no exercise of the Warrants included in the Units, by approximately $[●] per Class A Ordinary Share, and would decrease dilution to new investors by $[●] per Class A Ordinary Share, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated placement agent fees and non-accountable expense allowance, and offering expenses payable by us.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Units and other terms of this offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We began our operations in 2001 through Shengfeng Logistics, a limited liability company established pursuant to PRC laws. Shengfeng Logistics formed or controlled 30 majority owned/wholly owned subsidiaries pursuant to PRC laws.

In connection with this offering, we have undertaken a reorganization of our corporate structure (the “Reorganization”) in the following steps:

●	on July 16, 2020, we incorporated Shengfeng Cayman under the laws of the Cayman Islands;

●	on August 18, 2020, we incorporated Shengfeng HK in Hong Kong as a wholly owned subsidiary of Shengfeng Cayman;

●	on December 16, 2020, we incorporated Tianyu pursuant to PRC laws as a WFOE and a wholly owned subsidiary of Shengfeng HK;

●	on December 18, 2020, our Company and our shareholders undertook a series of corporate actions, including an amendment and a subdivision of our share capital, among others. See “Corporate History and Structure —History of Share Issuances” below; and

●	On January 7, 2021, Tianyu entered into a series of contractual arrangements with Shengfeng Logistics and its shareholders, through which Tianyu has gained full control over the management and receives the economic benefits of Shengfeng Logistics. For more details, see “Corporate History and Structure —Our VIE Agreements.”

Our shares and per share data as of December 31, 2022 and 2021 have been presented on a retroactive basis to reflect the Reorganization.

History of Share Issuances

The following is a summary of our share issuances since incorporation.

On July 16, 2020, Quality Corporate Services Ltd., the subscriber to our memorandum of association, had initially taken up 1 ordinary share, par value $1.00 per share, which it subsequently transferred to Shengfeng International Limited on the same date. Also on July 16, 2020, we issued 49,999 ordinary shares, par value $1.00 per share, to Shengfeng International Limited, of which 6,000 ordinary shares were transferred to Everbright International Development Limited on September 29, 2020.

On December 18, 2020 we undertook the following corporate actions:

(i)	a repurchase of 43,999 ordinary shares held by Shengfeng International Limited and 6,000 ordinary shares held by Everbright International Development Limited;

(ii)	an amendment of our share capital from $50,000 divided into 50,000 ordinary shares of $1.00 par value per share to $50,000 divided into 40,000 Class A Ordinary Shares of $1.00 par value per share and 10,000 Class B Ordinary Shares of $1.00 par value per share;

(iii)	a re-designation of one issued ordinary share held by Shengfeng International Limited into one Class B Ordinary Share; and

(iv)	a subdivision of our share capital from $50,000 divided into 40,000 Class A Ordinary Shares of $1.00 par value per share and 10,000 Class B Ordinary Shares of $1.00 par value per share to $50,000 divided into 400,000,000 Class A Ordinary Shares of $0.0001 par value per share and 100,000,000 Class B Ordinary Shares of $0.0001 par value per share.

On December 18, 2020, we issued an aggregate of 38,120,000 Class A Ordinary Shares to 12 investors for an aggregate consideration of $3,812.

On December 18, 2020, we issued 41,870,000 Class B Ordinary Shares to Shengfeng International Limited for a consideration of $4,187. After such issuance and as of the date of this prospectus, Shengfeng International Limited holds an aggregate of 41,880,000 of our Class B Ordinary Shares.

On April 4, 2023, the Company completed its IPO of 2,400,000 Class A Ordinary Shares at a public offering price of $4.00 per share. The net proceeds raised from the IPO were approximately $8.5 million, after deducting underwriting discounts and the offering expenses payable by the Company.

Our Corporate Structure

Shengfeng Development Limited is a holding company incorporated under the laws of the Cayman Islands and it is not a Chinese operating company. As a holding company with no material operations of its own, its operations have been conducted in China by its subsidiaries and through the VIE Agreements with a VIE, Shengfeng Logistics and the VIE’s subsidiaries. For accounting purposes, we control and receive the economic benefits of the VIE and the VIE’s subsidiaries’ business operations through the VIE Agreements, which enables us to consolidate the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statement under U.S. GAAP. Neither we nor our subsidiaries own any equity interests in the VIE or the VIE’s subsidiaries.

The following diagram illustrates our corporate structure, including our subsidiaries and the VIE and the VIE’s subsidiaries, as of the date of this prospectus.

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share.

(1)	Represents 41,880,000 Class B Ordinary Shares indirectly held by Yongxu Liu, the 100% owner of Shengfeng International Limited as of the date of this prospectus.

(2)	Represents an aggregate of 38,120,000 Class A Ordinary Shares held by 12 shareholders, each one of which holds less than 5% of our voting ownership interests, as of the date of this prospectus.

(3)	As of the date of this prospectus, Shengfeng Logistics is held by Fujian Yunlian Shengfeng Industry Co., Ltd., which is 90% owned by Yongxu Liu, who is our chief executive officer, chairman of the board and president, as to 54.58%, Yongxu Liu directly as to 30.99%, Zhoushan Zhongxin Equity Investment Partnership (Limited Partnership) as to 1.5%, Zhoushan Guancheng Equity Investment Partnership (Limited Partnership) as to 2%, Daqiu Tang as to 0.85%, Yelie Song as to 0.97%, Zhiping Yang as to 1.58%, Chaoxin Yang as to 0.96%, Guangsheng Lin as to 0.85%, Zhuangyuan Lin as to 2.59%, Zhongdeng Pan as to 2.13% and Yufan Chen as to 1%, who collectively hold 100% of the shares of Shengfeng Logistics. We refer to the above shareholders of Shengfeng Logistics as the “Shengfeng Logistics Shareholders.”

For details of our principal shareholders’ ownership, please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in our annual report on Form 20-F for the year ended December 31, 2022.

Significant subsidiaries of Shengfeng Cayman and significant subsidiaries of Shengfeng Logistics, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, consist of the following entities:

No.	Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

1	Shengfeng Holding Limited (“Shengfeng HK”)	Hong Kong	August 18, 2020	100%	Investment holding of Tianyu
2	Fujian Tianyu Shengfeng Logistics Co., Ltd. (“Tianyu”)	Fujian, the PRC	December 16, 2020	100%	Investment holding of Shengfeng VIE
3	Shengfeng Logistics Group Co., Ltd. (“Shengfeng VIE” or “Shengfeng Logistics”)	Fujian, the PRC	December 7, 2001	100%	Transportation and warehouse storage management service
4	Fuqing Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 15, 2011	100%	Transportation and warehouse storage management service
5	Xiamen Shengfeng Logistics Co., Ltd.	Fujian, the PRC	December 22, 2011	100%	Transportation and warehouse storage management service
6	Guangdong Shengfeng Logistics Co., Ltd.	Guangdong, the PRC	December 30, 2011	100%	Transportation and warehouse storage management service
7	Hainan Shengfeng Supply Chain Management Co., Ltd.	Hainan, the PRC	August 18, 2020	100%	Transportation and warehouse storage management service
8	Beijing Tianyushengfeng e-commerce Technology Co., Ltd.	Beijing, the PRC	January 9, 2004	100%	Transportation and warehouse storage management service
9	Beijing Shengfeng Supply Chain Management Co., Ltd.	Beijing, the PRC	April 13, 2016	100%	Transportation and warehouse storage management service
10	Shengfeng Logistics (Guizhou) Co., Ltd.	Guizhou, the PRC	August 15, 2017	100%	Transportation and warehouse storage management service
11	Shengfeng Logistics (Tianjin) Co., Ltd.	Tianjin, the PRC	March 8, 2016	100%	Transportation and warehouse storage management service
12	Shengfeng Logistics (Shandong) Co., Ltd.	Shandong, the PRC	March 15, 2016	100%	Transportation and warehouse storage management service
13	Shengfeng Logistics Hebei Co., Ltd.	Hebei, the PRC	February 17, 2016	100%	Transportation and warehouse storage management service
14	Shengfeng Logistics (Henan) Co., Ltd.	Henan, the PRC	March 28, 2016	100%	Transportation and warehouse storage management service
15	Shengfeng Logistics (Liaoning) Co., Ltd.	Liaoning, the PRC	March 2, 2016	100%	Transportation and warehouse storage management service
16	Shengfeng Logistics (Yunnan) Co., Ltd.	Yunnan, the PRC	January 25, 2016	100%	Transportation and warehouse storage management service
17	Shengfeng Logistics (Guangxi) Co., Ltd.	Guangxi, the PRC	February 1, 2016	100%	Transportation and warehouse storage management service
18	Hubei Shengfeng Logistics Co., Ltd.	Hubei, the PRC	December 15, 2010	100%	Transportation and warehouse storage management service
19	Shengfeng Logistics Group (Shanghai) Supply Chain Management Co., Ltd.	Shanghai, the PRC	August 26, 2015	100%	Transportation and warehouse storage management service
20	Shanghai Shengxu Logistics Co., Ltd.	Shanghai, the PRC	June 4, 2003	100%	Transportation and warehouse storage management service
21	Hangzhou Shengfeng Logistics Co., Ltd.	Zhejiang, the PRC	June 10, 2010	100%	Transportation and warehouse storage management service
22	Nanjing Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	August 30, 2011	100%	Transportation and warehouse storage management service
23	Suzhou Shengfeng Logistics Co., Ltd.	Jiangsu, the PRC	January 14, 2005	90%	Transportation and warehouse storage management service
24	Suzhou Shengfeng Supply Chain Management Co., Ltd. (a)	Jiangsu, the PRC	August 9, 2019	100%	Transportation and warehouse storage management service
25	Shengfeng Supply Chain Management Co., Ltd.	Fujian, the PRC	June 19, 2014	100%	Transportation and warehouse storage management service
26	Fuzhou Shengfeng Transportation Co., Ltd.	Fujian, the PRC	April 18, 2019	100%	Transportation and warehouse storage management service
27	Sichuan Shengfeng Logistics Co., Ltd.	Sichuan, the PRC	June 27, 2019	100%	Transportation and warehouse storage management service

28	Fujian Shengfeng Logistics Co., Ltd.	Fujian, the PRC	April 2, 2020	100%	Transportation and warehouse storage management service
29	Fujian Dafengche Information Technology Co. Ltd.	Fujian, the PRC	August 26, 2020	100%	Software engineering
30	Ningde Shengfeng Logistics Co. Ltd.(b)	Fujian, the PRC	November 12, 2018	51%	Transportation and warehouse storage management service
31	Fujian Fengche Logistics Co., Ltd.(c)	Fujian, the PRC	October 28, 2020	0%	Transportation service
32	Shengfeng Logistics (Zhejiang) Co., Ltd	Zhejiang, the PRC	February 1, 2021	100%	Transportation and warehouse storage management service
33	Chengdu Shengfeng Supply Chain Management Co., Ltd	Sichuan, the PRC	October 12, 2021	100%	Supply chain service
34	Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd. (d)	Fujian, the PRC	September 23, 2022	100%	Supply chain service
35	Yichun Shengfeng Logistics Co., Ltd. (e)	Jiangxi, the PRC	December 1, 2022	100%	Transportation and warehouse storage management service
36	Fujian Shengfeng Smart Technology Co., Ltd. (f)	Fujian, the PRC	April 20, 2023	100%	Property service
37	Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. (g)	Shenzhen, the PRC	May 19, 2023	100%	Supply chain service

(a)	On July 8, 2021, Suzhou Shengfeng Supply Chain Management Co, Ltd. became a wholly owned subsidiary of Shengfeng Logistics.

(b)

On January 5, 2022, Shengfeng Logistics entered into a share transfer agreement with Fuzhou Puhui Technology Co., Ltd. (“Fuzhou Puhui”), an unrelated third party, to transfer its 49% equity interest in Ningde Shengfeng Logistics Co., Ltd. (“Ningde Shengfeng”) to Fuzhou Puhui. According to the share transfer agreement, instead of paying any cash consideration to Shengfeng Logistics, Fuzhou Puhui was required to make a capital contribution to fulfill the required registered capital (approximately $15.5 million or RMB100 million) based on its 49% ownership interest (approximately $7.6 million or RMB49 million). The aforementioned transaction has been completed. After the transaction, the Company owned a 51% equity interest in Ningde Shengfeng.

(c)	On June 5, 2023, 100% equity interest in Fujian Fengche Logistics Co., Ltd. was transferred to third parties.

(d)	On September 23, 2022, Shengfeng Logistics Group (Ningde) Supply Chain Management Co., Ltd. was set up in Fujian, China. This entity is fully owned by Shengfeng and provides supply chain service in the future.

(e)	On May 29, 2023, Yichun Shengfeng Logistics Co., Ltd. became a wholly owned subsidiary of Tianyu.

(f)	On April 20, 2023, Fujian Shengfeng Smart Technology Co., Ltd was set up in Fujian, China. This entity is fully owned by Tianyu and will provide property service in the future.

(g)	On May 19, 2023, Shenzhen Tianyu Shengfeng Supply Chain Management Co., Ltd. was set up in Shenzhen, China. This entity is fully owned by Tianyu and will provide supply chain service in the future.

For details of our principal shareholders’ ownership, please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in our annual report on Form 20-F for the year ended December 31, 2022.

Our VIE Agreements

Neither we nor our subsidiaries own any share in Shengfeng Logistics or the VIE’s subsidiaries. Instead, for accounting purposes, we control and receive the economic benefits of Shengfeng Logistics’ business operation through the VIE Agreements entered into by and among WFOE, Shengfeng Logistics and its shareholders on January 7, 2021, which enables us to consolidate the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statement under U.S. GAAP. The VIE Agreements are designed to provide Tianyu with the power, rights, and obligations to Shengfeng Logistics, including control rights and the rights to the assets, property, and revenue of Shengfeng Logistics, as set forth under the VIE Agreements. The VIE Agreements have not been tested in a court of law in China as of the date of this prospectus and may not be effective in providing control over the VIE. We are, therefore, subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE.

We have evaluated the guidance in FASB ASC 810 and determined that we are regarded as the primary beneficiary of the VIE, for accounting purposes, as a result of our direct ownership in Tianyu and the provisions of the VIE Agreements. Accordingly, we treat the VIE and the VIE’s subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Although we took every precaution available to effectively enforce the contractual and corporate relationship, the VIE structure has its inherent risks that may affect your investment, including less effectiveness and certainties than direct ownership and potential substantial costs to enforce the terms of the VIE Agreements. For example, Shengfeng Logistics and the Shengfeng Logistics Shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of Shengfeng Logistics, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shengfeng Logistics, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current VIE Agreements, we rely on the performance by Shengfeng Logistics and the Shengfeng Logistics Shareholders of their respective obligations under the contracts to exercise control over Shengfeng Logistics. The Shengfeng Logistics Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with Shengfeng Logistics. Furthermore, failure of the VIE shareholders to perform certain obligations could compel the Company to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. Additionally, if any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation, and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system and the Company may incur substantial costs to enforce the terms of the VIE Agreements. We, as a Cayman Islands holding company, may have difficulty in enforcing any rights we may have under the VIE Agreements with the VIE, its founders and owners, in PRC because all of our VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, where legal environment in the PRC is not as developed as in the United States. Also, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over Shengfeng Logistics, and our ability to conduct our business may be materially and adversely affected. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. See “Risk Factors — Risks Relating to Our Corporate Structure,” “Risk Factors — Risks Relating to Doing Business in the PRC,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC” in our annual report on Form 20-F for the year ended December 31, 2022 for more information. In particular, see “Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements with Shengfeng Logistics and the Shengfeng Logistics Shareholders may not be effective in providing control over Shengfeng Logistics,” “Risk Factors—Risks Relating to Our Corporate Structure—The Shengfeng Logistics Shareholders have potential conflicts of interest with our Company which may adversely affect our business and financial condition,” “Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements” and “Risk Factors—Risks Relating to Doing Business in the PRC—We may be required to obtain permission from Chinese authorities (i) to issue our Class A Ordinary Shares to foreign investors in this offering and/or (ii) for the VIE’s operations, and if either or both are required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless.”

Each of the VIE Agreements is described in detail below:

Exclusive Technical Consultation and Service Agreement

Pursuant to the Technical Consultation and Service Agreement between Shengfeng Logistics and Tianyu, Tianyu provides Shengfeng Logistics with consultation and services in the areas of funding, human, technology and intellectual properties, including, but not limited to, training and technical support, marketing consultation services, general advice and assistance relating to management and operation of Shengfeng Logistics’ business, and other consultation and services which are necessary for Shengfeng Logistics’ business, on an exclusive basis, utilizing its resources. For services rendered to Shengfeng Logistics by Tianyu under the Technical Consultation and Service Agreement, Tianyu is entitled to collect a service fee, or the “Service Fee.” The Service Fees are composed of the basic annual fee, which is equal to 50% of the after-tax income of Shengfeng Logistics, and a floating fee, which shall not exceed the after-tax income after deducting paid basic annual fees. The floating fees shall be determined by both parties based on several factors including the number and the qualifications of the employees used by Tianyu, the time Tianyu spent on providing the services, the costs being paid for providing the services and the content, the value of the services provided and the operation revenue of Shengfeng Logistics.

The Technical Consultation and Service Agreement became effective on January 7, 2021 and will remain effective for 20 years. Such agreement can be extended if Tianyu provides its notice of extension to Shengfeng Logistics unilaterally prior to the expiration date of this agreement. Shengfeng Logistics shall use its best efforts to renew its business license and extend its operation term until and unless otherwise instructed by Tianyu.

The Technical Consultation and Service Agreement does not prohibit related party transactions. Upon the establishment of the audit committee at the consummation of this offering, the Company’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving Tianyu or Shengfeng Logistics.

Equity Pledge Agreement

Under the Equity Pledge Agreement by and among Tianyu, Shengfeng Logistics and the Shengfeng Logistics Shareholders, together holding 100% of the shares in Shengfeng Logistics, the Shengfeng Logistics Shareholders pledged their shares in Shengfeng Logistics to Tianyu to guarantee the performance of Shengfeng Logistics and/or Shengfeng Logistics Shareholders’ obligations under the Technical Consultation and Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that Shengfeng Logistics or the Shengfeng Logistics Shareholders breach their respective contractual obligations under the Technical Consultation and Service Agreement, Tianyu, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged shares. The Shengfeng Logistics Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, Tianyu is entitled to dispose of the pledged shares in accordance with applicable PRC laws. The Shengfeng Logistics Shareholders further agreed not to assign the pledged shares prior to the full payment of the service fees.

The Equity Pledge Agreement is effective until the full payment of the service fees under the Technical Consultation and Service Agreement and upon termination of Shengfeng Logistics’ obligations under the Technical Consultation and Service Agreement, or upon the transfer of shares of the Shengfeng Logistics Shareholders.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Shengfeng Logistics’ obligations under the Technical Consultation and Service Agreement, (2) make sure the Shengfeng Logistics Shareholders do not transfer or assign the pledged shares, or create or allow any encumbrance that would prejudice Tianyu’s interests without Tianyu’s prior written consent, and (3) provide Tianyu control over Shengfeng Logistics under certain circumstances. In the event Shengfeng Logistics breaches its contractual obligations under the Technical Consultation and Service Agreement, Tianyu will be entitled to dispose of the pledged shares in accordance with relevant PRC laws.

As of the date of this prospectus, the share pledges under the Equity Pledge Agreement have been registered with the competent PRC regulatory authority.

Exclusive Call Option Agreement

Under the Call Option Agreement, the Shengfeng Logistics Shareholders, together holding 100% of the shares in Shengfeng Logistics, irrevocably granted Tianyu (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their shares in Shengfeng Logistics in consideration of the payment of RMB1. The purchase price shall be the lowest price allowed by the laws of China.

Under the Call Option Agreement, Tianyu may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the Shengfeng Logistics Shareholders’ shares in Shengfeng Logistics. The Call Option Agreement, together with the Equity Pledge Agreement, the Technical Consultation and Service Agreement, the Voting Rights Proxy Agreement, and the Shareholders’ Powers of Attorney, enable Tianyu to exercise effective control over Shengfeng Logistics.

The Call Option Agreement remains effective until all the equity of Shengfeng Logistics is legally transferred under the name of Tianyu and/or other entity or individual designated by it.

Shareholders’ Powers of Attorney

Under each of the Powers of Attorney, the Shengfeng Logistics Shareholders authorized Tianyu to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including, but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including, but not limited to, the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of Shengfeng Logistics.

The Powers of Attorney is irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Shengfeng Logistics Shareholders are shareholders of Shengfeng Logistics.

Voting Rights Proxy Agreement

Pursuant to the Voting Rights Proxy Agreements, the Shengfeng Logistics Shareholders unconditionally and irrevocably entrust Tianyu or Tianyu’s designee to exercise all their rights as shareholders of Shengfeng Logistics under the articles of association of Shengfeng Logistics, including without limitation to: (a) propose to hold a shareholders’ meeting in accordance with the articles of association of Shengfeng Logistics and attend shareholders’ meeting of Shengfeng Logistics as the agent and attorney of such shareholders; (b) exercise all shareholders’ voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of Shengfeng Logistics, including, but not limited to, the right to designate and appoint the director, the chief executive officer and other senior management members of Shengfeng Logistics; (c) exercise other voting rights the shareholders are entitled to under the laws of China promulgated from time to time; and (d) exercise other voting rights the shareholders are entitled to under the articles of associations of Shengfeng Logistics from time to time.

The Voting Rights Proxy Agreement became effective on January 7, 2021 and will remain effective for 20 years. Such agreement can be extended if Tianyu provides its notice of extension unilaterally prior to the expiration date of this agreement. All other parties shall agree with such extension without reserve.

Spousal Consent Letters

The spouses of certain of the Shengfeng Logistics Shareholders agreed, via a spousal consent letter, to the execution of certain of the VIE Agreements, including: (a) the Equity Pledge Agreement entered into with Tianyu and Shengfeng Logistics; (b) the Call Option Agreement entered into with Tianyu and Shengfeng Logistics; and (c) the Voting Rights Proxy Agreement entered into with Tianyu and Shengfeng Logistics, and the disposal of the shares of Shengfeng Logistics held by the Shengfeng Logistics Shareholders and registered in their names.

The spouses of certain of the Shengfeng Logistics Shareholders have further undertaken to not to make any assertions in connection with the shares of Shengfeng Logistics which are held by the Shengfeng Logistics Shareholders. The spouses of certain of the Shengfeng Logistics Shareholders have confirmed in spousal consent letters that the Shengfeng Logistics Shareholders can perform, amend, or terminate certain VIE Agreements without their authorization or consent and have agreed to execute all necessary documents and take all necessary actions to ensure appropriate performance of such VIE Agreements.

BUSINESS

Our Mission

The VIE is one of the leading contract logistics service providers in China. Since the establishment of the VIE in 2001, our mission has been to provide logistics solutions to companies in need of storage and delivery assistance in China. Through our experienced management team, we apply our well-established management system and operation procedures to assist companies in China to increase efficiency and improve their own management systems with respect to transportation, warehousing and time management. We aim to provide our clients with superior and customized services. Our business slogan is “When you entrust us with your goods, we cherish them as our own.”

Overview

Contract logistics is a comprehensive process that merges traditional logistics with supply chain management. Contract logistics companies outsource resource management tasks to third-party companies and handle activities such as planning and designing supply chains, designing facilities, processing orders, collecting payments, managing inventories, and providing client services.

We are a contract logistics company with consolidated revenue of approximately $370.3 million and $346.7 million for the fiscal year ended December 31, 2022 and 2021, respectively.

Our integrated logistics solutions are comprised of three segments: (1) B2B freight transportation services; (2) cloud storage services; and (3) value-added services. Since the VIE’s inception, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 341 cities across 31 provinces, as of December 31, 2022. Furthermore, we, through the VIE and the VIE’s subsidiaries, serve more than 4,000 manufacturers and trading companies (medium-scale to large-scale) throughout China, including brand names such as CATL Battery, Bright Dairy, SF Express, Schneider Electric, Tesla and Xiaomi.

We, through the VIE and the VIE’s subsidiaries, operate on a scalable integrated network model, which we believe is best suited to support our business and maintain the quality of our comprehensive logistics services. As a contract logistics company, we, through the VIE and the VIE’s subsidiaries, directly operate all of our regional sorting centers, Cloud OFCs and service outlets. We, through the VIE and the VIE’s subsidiaries, also own and operate our fleets. In order to establish broader network and provide more efficient services, we, through the VIE and the VIE’s subsidiaries, cooperate with third-party transportation providers in providing freight transportation services and with some network partners to promote our business. The integrated network model aims to satisfy the need for reliability, visuality, and timeliness; while we concentrate on the establishment of our network, continuous improvement in our comprehensive logistics services, and construction of our logistics ecosystem. We believe this network model allows us to achieve strong operating results while maintaining and minimizing fixed costs and capital requirements, which results in higher return on earnings and equities.

Operational efficiency, cost management, and competitive pricing are critical to the success of a contract logistics company. We, through the VIE and the VIE’s subsidiaries, have achieved strong operational efficiency through centralized control and management of 35 regional sorting centers, 22 Cloud OFCs, 36 service outlets, approximately 490 self-owned trucks and vehicles, and over 40,000 transportation providers, route planning and optimization, and transportation and management system.

Our goal is to provide high-quality professional services to our clients. We, through the VIE and the VIE’s subsidiaries, have established proven systems and procedures that are critical in achieving standardization and control over the quality of services rendered by us and third-party transportation providers. We constantly monitor and attempt to improve on our series of key metrics in service-quality control and management such as late delivery rate, complaint rate, and damaged or lost freight rate, as we strive to become the best in the industry by improving each of the stated key metrics. We intend to improve the stated key metrics in the following ways: (i) formulating relevant service standards and training our operators and partners; (ii) monitoring the operation of key indicators through the system and making timely improvements when problems occur; and (iii) reviewing the actual and target values of key indicators every month to find an optimal solution. Our superior service quality was demonstrated when the VIE was ranked 32nd among the 50 listed privately owned logistics companies by CFLP, the first association in the logistics and procurement industry in China and an association approved by the State Council of China, on August 24, 2022. In September 2020, the VIE was recognized by CFLP as one of the leading freight companies for our high-quality and professional services during the COVID-19 pandemic.

The VIE and the VIE’s subsidiaries’ total transportation volume increased from approximately 6,360,000 tons for the fiscal year ended December 31, 2021 to approximately 7,800,000 tons for the fiscal year ended December 31, 2022, representing an increase of approximately 22.64%. For the fiscal years ended December 31, 2022 and 2021, net revenue generated from providing our services provided by the VIE and the VIE’s subsidiaries were approximately $370.3 million and $346.7 million, respectively. Our total net revenue increased by approximately 6.8% during 2022 compared to 2021. We, through the VIE and the VIE’s subsidiaries, generated operating profit of approximately $9.8 million and $8.6 million for the fiscal years ended December 31, 2022 and 2021, respectively. Our operating profit margin was approximately 2.7% and 2.5% for the fiscal years ended December 31, 2022 and 2021, respectively. We recorded net profit of approximately $7.8 million and $6.6 million for the fiscal years ended December 31, 2022 and 2021, respectively.

Shengfeng Development Limited is a holding company incorporated under the laws of the Cayman Islands and it is not a Chinese operating company. As a holding company with no material operations of its own, its operations have been conducted in China by its subsidiaries and through contractual arrangements, or the VIE Agreements, with a VIE, Shengfeng Logistics, and the VIE’s subsidiaries. For accounting purposes, we control and receive the economic benefits of the VIE and the VIE’s subsidiaries’ business operations through the VIE Agreements, which enables us to consolidate the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statement under U.S. GAAP. Neither we nor our subsidiaries own any equity interests in the VIE or the VIE’s subsidiaries. As an investor in this offering, you may be subject to unique risks due to our VIE structure. The VIE Agreements are designed to provide our wholly owned subsidiary, Tianyu, with the power, rights, and obligations to Shengfeng Logistics, including control rights and the rights to the assets, property, and revenue of the VIE, as set forth under the VIE Agreements. Our VIE Agreements have not been tested in a court of law in China, as of the date of this prospectus, and may not be effective in providing control over the VIE. We are, therefore, subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. We have evaluated the guidance in FASB ASC 810 and determined that we are regarded as the primary beneficiary of the VIE, for accounting purposes, as a result of our direct ownership in Tianyu and the provisions of the VIE Agreements. Accordingly, we treat the VIE and the VIE’s subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Our Class A Ordinary Shares offered in this offering are shares of our offshore holding company in the Cayman Islands instead of shares of the VIE or the VIE’s subsidiaries in China, therefore, you will not directly hold equity interests in the VIE or the VIE’s subsidiaries, and you may never directly hold equity interests in the VIE or the VIE’s subsidiaries through your investment in this offering. For a description of the VIE Agreements, see “Item 3. Key Information—Our VIE Agreements” in our annual report on Form 20-F for the year ended December 31, 2022.

Our Competitive Strengths

We believe we have the following competitive strengths:

Contract Logistics Service Provider with Established Operating History in China

Since 2001, and as of the date of this prospectus, we, through the VIE and the VIE’s subsidiaries, have operated as a contract logistics service provider for 22 years. Our main business operates as a less than truckload, or “LTL,” freight carriers in China, and we, through the VIE and the VIE’s subsidiaries, also provide full truckload, “FTL,” freight transportation services.

Through years of operation, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 341 cities across 31 provinces, as of December 31, 2022. We, through the VIE and the VIE’s subsidiaries, have also established a broad clientele base across more than 4,000 manufacturers and trading companies (medium-scale to large-scale) throughout China, including brand names such as CATL Battery, Bright Dairy, SF Express, Schneider Electric, and Xiaomi.

We, through the VIE and the VIE’s subsidiaries, have achieved significant growth while maintaining profitability. We had an annual net profit growth of approximately 213.4% in 2020, approximately 10.0% in 2021, and approximately 17.8% in 2022. Our net profit amounted to approximately $7.8 million, $6.6 million and $6.1 million for the fiscal years ended December 31, 2022, 2021 and 2020, respectively; our net profit margins for the fiscal years ended December 31, 2022, 2021 and 2020 were approximately 2.1%, 1.9% and 2.1%, respectively.

Operational Efficiency Driven by Detailed Operational Guidelines

We, through the VIE, have designed and implemented a series of systematic guidelines as part of our daily business operations to ensure efficiency.

Systematic Clients Management – Every client’s order is tracked on a real-time basis. Furthermore, we generate a summary report, periodically, for each client with respect to its orders. Our client management systematically allows us to analyze current conditions, which in turn will help us to improve our efficiency and increase our margin. For orders with a gross margin below 5%, we will conduct cost analyzations and adjust unit prices, frights units, frights types, and/or transportation routes accordingly in order to conserve resources and mitigate cost.

Through Shengfeng TMS and our Customer Relationship Management System (the “CRM”), we maintain a profile for each client, which includes the client’s information and corresponding contract details, in order to closely and efficiently monitor our performance for each order. We will also follow up with clients on a regular basis to collect feedbacks in order to improve our efficiency. See “Business—Our Technology Infrastructure.”

Streamline Purchase Orders Management – Our real-time tracking is available throughout the entire process. Moreover, revenue will be recognized and costs will be incurred at every stage of our operations, i.e. receipt, trunk, and distribution, and split between each cooperative branch. By tracking the whole process, we are able to further meticulously analyze revenue and cost for each order.

Prioritize Capacity Arrangement – On a daily basis, every station and routing center will, based on our system’s support and their industry experience, adjust, arrange, and prioritize each and every order based on clients, weights, and routes in order to fulfill every order and maximize cost efficiency.

Finance and Accounting Management – We, through the VIE, have retained Marcum Asia to perform annual auditing of our financial statements. Part of our management in finance and accounting management process is to utilize our Shengfeng TMS, which allows us to monitor cash inflows and outflows and costs incurred on a real time basis. This process also allows us to analyze and evaluate the profitability of our line-haul and short-haul routes and execute decisions strategically so that we can improve efficiency.

Interdepartmental Management Meeting – In order to connect all departments, from headquarters to our 35 operating branches, we hold monthly business meetings during which we summarize our monthly operations, provide feedbacks to market changes, track business progress, boost employee morals, and ensure meeting objectives.

Scalable Integrated Network Model

We believe our scalable integrated network model is best suited to support our growth. We believe that we have the capability to utilize our integrated network model to influence, support, and serve these ongoing, high market demands. Our model is well-suited to serve fragmented market clientele base and cope with seasonal demand. Furthermore, our national network’s fast growth allows us to provide clients with greater geographic reach at a lower cost.

We, through the VIE and the VIE’s subsidiaries, own and operate our own regional sorting centers, Cloud OFCs and service outlets. We, through the VIE and the VIE’s subsidiaries, also directly own and operate our fleets. In order to establish broader network and provide more efficient services, we, through the VIE and the VIE’s subsidiaries, cooperate with third-party transportation providers in providing freight transportation services and with some network partners to promote our business. As of December 31, 2022, the VIE and the VIE’s subsidiaries’ transportation and sorting network is comprised of 35 regional sorting centers, 22 Cloud OFCs and 42 service outlets. Our network in China covered 341 cities in over 31 provinces as of December 31, 2022.

Extensive and Growing Ecosystem

Our ecosystem is comprised of the Company, clients, and transportation providers. We, through the VIE and the VIE’s subsidiaries, have established business relationships with over 4,000 medium to large-scale corporate clients, and over 40,000 transportation providers, as of December 31, 2022. Moreover, our reach extends to individual consumers, small and medium corporate clients, and large-cap companies through our network. We, through the VIE and the VIE’s subsidiaries, serve various industries and have developed a strong presence in the manufacturing, fast moving consumer goods and publishing industry.

Superior Service Quality

We endeavor to consistently provide superior services to our clients. We believe we have successfully designed, established and streamlined policies and processes to achieve standardization and control over service quality delivered across our networks. We constantly monitor a variety of key service quality metrics, such as delivery date rate, complaint rate, and damaged or lost freight rate, and we continuously strive to improve each of these rates. In addition, we, through the VIE and the VIE’s subsidiaries, operate a call center system to provide real-time assistance to our clients 10 hours a day, 7 days a week. We believe that our clients choose our services due to our superior service quality.

Experienced Management Team with a Proven Track Record

Our management has extensive experience, knowledge, and proven track records within the logistics industry, which brings us to a deeper understanding of business operations as well as deep industry connections. The majority of our senior management team has been with the Company for many years, and some of them have been with us since our inception in 2001. Mr. Yongxu Liu, our Chairman, chief executive officer and President, has over 20 years of experience in the logistics industry. Mr. Yongxu Liu founded our Company with a vision to provide accessible, reliable, and high-quality logistics solutions to Chinese businesses and to become a leading player in the industry. Under his leadership, our Company started off in 2001 from being a small-sized logistics service provider with only 60 employees, to becoming one of the largest logistics service providers in China with total transportation volume of approximately 7,800,000 tons for the fiscal year ended December 31, 2022 and we have 1,550 employees as of December 31, 2022. For further details on our directors and senior management, see “Item 6. Directors, Senior Management and Employees” in our annual report on Form 20-F for the year ended December 31, 2022.

Our Growth Strategies

We aspire to be a leading company in the contract logistics market in China, and we intend to pursue the following strategies in furtherance of our growth:

Expand Market Share

We currently intend to build our business upon our current position and presence with the goal to become more influential in the contract logistics market in China. We will continue working on enhancing our brand recognition and image, improving value propositions, and achieving greater economies of scale. This will also help us to attract new clients and increase our share of existing clients’ logistics budgets through more frequent use of our services.

Broaden Our Service Offerings

We intend to broaden our service offerings. Through our existing transportation network, we aim to provide express delivery services and supplement our current cloud storage services with supply chain management solutions. In addition, we plan to continue enhancing the quality of our services in order to meet the individual needs of our clients and enhance client retention.

Further Strengthen Our Nationwide Transportation Networks

We plan to further strengthen our nationwide transportation networks to cover more geographic areas in China and boost future growth. Specifically, we intend to enhance our network density by penetrating into the greater Beijing area, Yangtze River Delta, western China, and northeastern China by setting up additional regional sorting centers, Cloud OFCs, and service outlets as well as expanding our existing ones.

Enhance Our Technology Platform and Infrastructure

We intend to continue investing in information technology and equipment in order to enhance our operational efficiency, reliability, and scalability, improve client experience, and reduce costs. Our initiatives include route planning optimization, sorting automation, and supply chain automation. To this end, we plan to hire, train, and retain the best talents in the industry and invest in research and development, including automated, smart, and high-tech warehouse equipment and systems. Our ultimate goal is to be able to fulfill various demands and requests from our clients by providing them with an integrated and one-stop warehousing and distribution services and experience.

Transition to Focus on B2B Freight Transportation Services and Outsourcing of Transportation Service.

We have implemented a new policy to focus on developing B2B freight transportation services in anticipation of using our current resources in a more concentrated and efficient manner, as we pursue lower operating costs and higher profits. We aim to focus mainly on contract logistics, primarily catering to and targeting major corporate clients. Therefore, under the new policy, we plan to gradually reduce the number of our service outlets, as their main function is to provide receipt, collection, and small-scale freight shipment orders for individual clients. As of the date of this prospectus, we have closed six service outlets and reduced the number of relevant employees by removing some positions held by the relevant employees after they resigned voluntarily and recruiting fewer workers since May 2023.

In addition, as our integration of internal, self-owned, and external, third-party transportation providers’ vehicle resources have become increasingly mature, we have decided to rely more heavily on third-party transportation providers to perform the transportation service and have reduced our fleet of self-owned trucks and vehicles to lower the operating costs. In addition, we intend to gradually phase out a certain proportion of our gasoline-powered trucks and vehicles while simultaneously endeavoring to seek replacement by new energy vehicles to promote the development of green logistics. Consequently, we have disposed of more than 110 self-owned gasoline-powered trucks and vehicles and purchased 16 electric heavy-duty trucks as of the date of this prospectus. We have also reduced the number of relevant employees by removing some positions, including drivers, held by the relevant employees after they resigned voluntarily and recruiting fewer workers to fill in the residual vacancies.

Pursue Strategic Alliances and Acquisition Opportunities

From time to time, we may selectively form strategic alliances with other logistics companies or other business partners that bring synergies with our business. We may also selectively pursue acquisitions that will complement our business and operations. As of the date of this prospectus, we have not identified any specific strategic alliances or acquisition opportunities.

Our Service Offerings

Through our integrated network model, we, through the VIE and the VIE’s subsidiaries, provide B2B freight transportation services and cloud storage services to our clients. As an integral part of our freight transportation services and cloud storage services, we, through the VIE and the VIE’s subsidiaries, also provide a wide range of value-added logistics services, such as collection on delivery services, customs declaration services, packaging services, and shipment protection services. We, through the VIE and the VIE’s subsidiaries, execute these service commitments by investing in and retaining talented employees, developing innovative proprietary systems and processes, and utilizing a network of transportation provided by us and third-party transportation providers. While industry definitions vary, given our extensive contracting to create a flexible network of solutions, we are generally referred to in the industry as a contract logistics company.

The following chart sets out the services provided by us through the VIE and the VIE’s subsidiaries.

Freight Transportation Services (Transportation Services)

Freight transportation service is currently the largest segment in our business and source of income. The revenue from freight transportation service increased from approximately $327.8 million, or 94.6% of the total revenue for the fiscal year ended December 31, 2021 to approximately $346.0 million, or 93.4% of the total revenue for the fiscal year ended December 31, 2022.

We, through the VIE and the VIE’s subsidiaries, mainly offer FTL freight transportation and LTL freight transportation to enterprises for goods weighing over 500 kilograms as follows:

●	FTL: We provide professional transportation solutions with accurate FTL and special-truck delivery services. FTL freight transportation services are specially designed for heavy shipments which typically weigh over 3,000 kilograms. We have access to dry vans, flatbeds, hazardous parcel vans, and bulk capacity. We may connect our clients with our transportation network and third-party transportation providers that specialize in their transportation lanes and product types, and optimize the usage of our equipment.

●	LTL: LTL freight transportation involves the shipment of single or multiple pallets of freight. LTL shipments typically weigh between 15 kilograms and 3,000 kilograms. We mainly provide transportation services for B2B LTL shipments weighing between 500 kilograms and 3,000 kilograms.

We, through the VIE and the VIE’s subsidiaries, offer FTL freight transportation services when (i) the freight is large enough to require its own truck, (ii) the freight is fragile and it requires special handling, or (iii) the shipment has time critical or time-definite restrictions on the transit time of the freight; otherwise, we, through the VIE and the VIE’s subsidiaries, offer LTL freight transportation services, and our vehicles carry as many different orders of freight as they can manage and deliver them in whichever order best suits the journey. About 30% of our freight transportation services are provided by our self-owned fleet and the rest are provided by third-party transportation providers. For further details on these transportation providers, see “Business—Our Transportation Providers.”

To meet our clients’ different needs, we typically provide individualized transportation services on a contractual basis. We, through the VIE and the VIE’s subsidiaries, usually enter into freight transportation agreements directly with our clients for a series of freight transportation orders over a year. The service pricing, freight routes, settlement terms and other terms will be set forth in the agreements. Other than the clients who enter into service agreements with us for LTL or FTL freight transportation services, we also provide LTL freight transportation services to some retail clients based on the shipment orders generated from time to time.

For the fiscal years ended December 31, 2022, 2021, and 2020, we, through the VIE and the VIE’s subsidiaries, provided freight transportation services for 2,291, 2,226 and 2,431 clients, respectively, in the industries of, among others, manufacturing, energy, telecommunications, internet, fashion, fast moving consumer goods, publishing, agriculture and e-commerce.

Shipment Flow

The following diagram illustrates the process for the completion of a typical freight transportation order.

Step 1: Freight Pickup

Our regional sorting center arranges for vans to collect the freight from the senders once it receives shipment orders. These vans are provided either by us or by third-party transportation providers. Through each waybill, we assign a unique tracking number and corresponding barcode to each parcel. The waybills, coupled with our automated systems, enable us to track the status of each individual parcel throughout the entire pickup, sorting, transportation, and delivery process. Our service outlets also receive small shipment orders and collect and send freight to our regional sorting centers from time to time.

Step 2: Freight Sorting and Line-Haul Transportation

Upon receiving freight, the regional sorting center will sort, pack, and dispatch the freights to the destination regional sorting center (line-haul transportation services between our regional sorting centers are provided). Barcodes attached to the freight are scanned as they pass each sorting and transportation gateway so that we and our clients can keep track of real-time delivery progress.

Step 3: Freight Delivery

Our destination regional sorting center unloads and sorts the freight, which is then delivered directly to the recipients’ sites using vans operated by us or third-party transportation providers. Recipients may also elect to pick up their freight at our delivery outlets. Once the recipient confirms receipt through signature, our whole service cycle is completed and the settlement of delivery service fee promptly appears on our payment settlement system.

For FTL shipments, we generally pick up the freight directly from the clients’ sites and transport them to the recipients’ destination using our line-haul transportation, without combining orders from different clients for an FTL shipment. For LTL shipments, we combine orders from different clients into an FTL shipment at our sorting centers and transport them to the designated location. Through our line-haul and short-haul transportation lines, regional sorting centers, and information system, we have consolidated freight and freight information to best provide valuable and concise information to our clients.

Freight Transportation Services Pricing

Our pricing, for each order of freight transportation, depends on the weight, route, type, and value-added services.

We determine our pricing based on various factors, including, but not limited to, operating costs, general market conditions, competitions, and service quality. Our service pricing may also be influenced by market conditions and competitions. From time to time, we may evaluate and adjust our service pricing based on, among other factors, market conditions and operating costs.

Cloud Storage Services (Warehouse Storage and Management Services)

We, through the VIE and the VIE’s subsidiaries, offer warehouse management, order fulfillment, delivery process management, in-warehouse processing, and inventory optimization management services to our clients to optimize their inventory and delivery process management. We, through the VIE and the VIE’s subsidiaries, also provide and arrange transportation services and coordinate shipments from merchants to our Cloud OFCs and from there to other locations designated by our clients as part of our order fulfillment services.

Inventory Management

Cloud OFCs differ from traditional warehouses in that they can support direct order fulfillment and dispatch operations in addition to storage functions. They are “cloud-based” because we take full responsibility for the optimal allocation of our clients’ inventory into different Cloud OFCs and save our clients from the hassle of day-to-day operations, therefore, from our clients’ point of view, these Cloud OFCs are “in the cloud.”

As of December 31, 2022, we, through the VIE and the VIE’s subsidiaries, directly operated 22 Cloud OFCs across China with a total area of approximately 2,444,000 square feet, among which 5 Cloud OFCs were multistory facilities. All the Cloud OFCs use our technology infrastructure and are connected to various information systems across our platform. Therefore, we can allocate inventory of our clients effectively within our Cloud OFCs and coordinate our services, including subsequent transportation and delivery, accordingly. We constantly monitor the service quality of our Cloud OFCs to ensure we uphold the standard of our services. The following map illustrates our Cloud OFCs network as of December 31, 2022.

By utilizing our Cloud OFCs, we provide the following services to our clients through the VIE and the VIE’s subsidiaries:

●	Storage. We offer reliable and convenient storage solutions for a variety of commercial needs through the warehouses owned or leased by us. Our warehouse facilities are temperature-controlled, secured, and fire-preventive to protect the integrity of our client’s products.

●	Pick and Pack. After receiving pick tickets from our clients, our team of trained professionals retrieve clients’ orders according to the instructions on the corresponding pick tickets and pack the items in preparation for shipping.

●	Kitting and Assembly. Based on the instructions of our clients, we arrange individual items and assemble the separate pieces into a single ready-to-ship set according to specified combinations.

●	Fulfillment. We receive orders from clients via our WMS or e-mail. We then generate pick-up tickets, and send these tickets to the warehouse for packing, before the goods are picked up by the clients’ designated transportation carriers. Ownership and responsibility of the goods are then transferred to such carriers.

●	Delivery Process Management. We conduct the handover of the shipments of our clients to their transportation and distribution carriers pursuant to the standard operating procedures set forth in our agreements with the clients.

●	Other Value-added Services. We also offer some value-added services such as inbound qualify testing, repackaging, labeling, and inventory shelf life management.

●	Inventory Optimization Management. We regularly provide to our clients different reports reflecting the status of their storage and inventory so that they can make business decisions accordingly to optimize their inventory structure.

With our WMS, we are able to effectively monitor the capacity of our warehouses on a real-time basis and track each and every movement of a good from its entry into our warehouse to its delivery at its destination, including receiving, storing, packing, and shipping. For details of our WMS, see “Business—Our technology infrastructure.”

We normally enter into 1-year to 5-year service contracts with our cloud storage service clients. Our contracts specify the details of our services based on the client’s expected sale volumes and the floor areas to be used. Our contracts typically state the unit price of each service we provide. The amount of revenue we generate depends on the unit price and volume.

Logistics

We, through the VIE and the VIE’s subsidiaries, have integrated our transportation network and Shengfeng TMS with our client’s respective logistics network and systems. By leveraging our technologies and professional expertise, we are capable of creating and designing solutions for optimizing, transforming, and upgrading our clients’ supply chains as well as reducing their costs. Our national footprint allows us to provide these services to our clients and their manufacturing partners across many regions of China.

The following diagram illustrates the product flow in a typical supply chain. Each client, based on its individual needs and recommendations from our solution design, may elect to use any combination of the various services we provide at each step of the product flow.

●	Inbound Logistics. We craft and optimize inbound logistics networks for our clients to ensure that the flow of goods and materials into their business meets their operational objectives. We use different delivery methods specific to the various goods we handle. For instance, a milk run is a delivery method used to transport mixed loads of raw materials from various suppliers to one client. Instead of having each of our client’s suppliers transport raw materials individually, we will visit the client’s suppliers on a prearranged date, pick up raw materials, and deliver them to the client.

●	Line-haul and Short-haul Distribution. We assist clients in the transportation of intermediate goods and products between their factories and warehouses and between warehouses in different regions. Our line-haul and short-haul transportation network makes the process efficient and keeps the costs low for our clients.

●	Outbound Logistics. We assist clients in the transportation of products to ender users or distribution centers through line-haul and short-haul transportation, regional distribution, or last mile delivery, depending on the destinations and the amount of freight.

●	Reverse Logistics. In reverse logistics, the goods move from the end user back to the seller or manufacturer, our clients. We help clients manage activities after the initial sales, including returns, refurbishing, packaging, and unsold goods. Through the process, we aim to reduce storage and distribution costs, improve clients’ reputation among its end users, satisfy client’s needs, and create a more sustainable supply chain for our clients.

Value-added Services

In addition to our B2B freight transportation and cloud storage services, we, through the VIE and the VIE’s subsidiaries, provide a wide range of value-added services to our clients to meet their diversified needs.

Collection on delivery services. Under circumstances where a seller ships goods to a buyer, we provide the seller with the option to authorize us to collect payments from the recipient on its behalf. We charge collection fees equal to 4% of the collected payment for a transaction, and we wire the collected payment back to the seller on the same day of collection.

Customs declaration services. Some of our clients require international shipping services, in response, we provide customs declaration on an as-needed basis to assist them in meeting the legal requirements such as import and export, and trade. We engage third-party service providers that maintain the licenses required under applicable PRC laws and regulations for providing customs declaration services.

Delivery upstairs services. We offer door-to-door delivery services. In China, it is customary for logistics companies to charge additional fees based on the floor level. The higher the floor, the higher the fees. Fees are calculated based on a number of factors, including, but not limited to, weight of the goods, destination floor, and elevator availability.

Packaging services. We provide shipment packaging services to our clients. In addition to regular packaging materials, we provide a few other options. For instance, we have introduced temperature control materials for packing fruits and vegetables or otherwise perishable goods, shock absorbing materials for packing fragile goods in order to reduce damages that may occur during transportation, and wooden materials for carrying heavier goods.

Other than the regular and necessary packaging protection on shipments we provide at no additional costs to the clients, we also provide additional packaging protection services in two options: active protection and protection upon request. Active protection will be provided free of charge based on our own judgment and experience without requests from our clients. It mostly involves shipments of special products or under certain extreme natural conditions, such as high precision instruments which need special fixing protection, or liquids being sent to cold areas in the winter which need cold resistant protection. Additional packaging protection upon request from our clients will incur additional fees based on the shipment and the requests.

Pay-at-arrival services. We typically require senders to pay for shipment fees as we collect freight from them. Alternatively, senders may select the pay-at-arrival option, which authorizes us to collect shipment fees from recipients upon freight arrival. In this case, the Company will deliver the shipment upon the receipt of shipment fees from the recipients.

Return proof of delivery. For this service, we issue receipts with either the recipients’ signatures or other credible documentations back to the senders, which allows senders to obtain proof of receipt from recipients. We also offer senders the option to receive and view such receipts electronically on their desktop or phones.

Shipment protection. We provide shipment protection services to our clients. For the clients who enter into service agreements with us, terms and conditions of shipment insurance are generally set forth under the service agreements, and they are usually responsible for the insurance premium in the amounts as set forth under the agreements on a case-by-case basis. For the retail clients, they can decide on whether to purchase shipment protection insurance policy or not at their sole discretion. If they choose to purchase such insurance policy, they will usually be charged an insurance premium of approximately 0.3% of the declared value of the shipments. If a client has purchased shipment protection services, in case of lost, stolen, or damaged shipment during transit, he/she should first provide us with a claim letter and proof of value. Once we verify those materials, we will reimburse the client’s loss accordingly based on the terms and conditions set forth under the service agreements. Afterwards, we will claim for reimbursement from the insurance company based on the insurance policies. The insurance company will then claim for reimbursement from the parties at fault, if the Company is not at fault. If a client has not purchased shipment protection services, then in case of lost, stolen, or damaged shipment during transit, we will reimburse for the client’s loss in the amount equal to 1 to 3 times of the shipping fees.

Our Network and Infrastructure

Our network consists of regional sorting centers, Cloud OFCs, service outlets, the line-haul and short-haul transportation network operated by us, and our network partners across China.

Regional Sorting Centers

Our regional sorting centers are connected by a line-haul transportation network that we operate. They collect freight directly from clients or from service outlets within their coverage area, sort it according to destinations, and dispatch the freight to the designated regional sorting centers. As of December 31, 2022, we, through the VIE and the VIE’s subsidiaries, operated 35 regional sorting hubs in Fujian, Guangdong, Shanghai, Beijing, Zhejiang, Hubei, and 16 other provinces in China. Under our operational guidelines, our regional sorting centers did not experience any significant service interruption during the COVID-19 pandemic or peak seasons.

The following map shows our nationwide sorting center network as of December 31, 2022.

Our centralized planning team coordinates the development and expansion of new and existing regional sorting centers, including site selection, facility layout design, and equipment purchase. As we strive to provide seamless and efficient logistic solutions to our clients, we regularly contemplate our opportunities to improve our services. We will consider adding new regional sorting centers if they help optimize our route or increase our capacity in the surrounding areas. We select the locations based on certain factors, including, but not limited to: (i) client density, (ii) ease of access, (iii) rent pricing, (iv) payment method, (v) regulatory compliance, (vi) safety, and (vii) surrounding infrastructure and environment.

We design our regional sorting centers in a uniform manner to deliver a consistent brand image and build in extra capacity for volume growth in the foreseeable future. We hire 20 to 400 employees in each of our regional sorting center, depending on the local freight volume, and we provide each center with sorting and loading equipment.

When planning routes, we prioritize the efficiency of the entire network. We dispatch freight to the regional sorting center closest to its destination even if the regional sorting center and the destination are located in different administrative regions. This reduces transportation time and lowers our and our clients’ transportation costs. Our route planning and management benefit from our years of experiences and information technology infrastructures, and they enable us to track freight movement on a real-time basis.

Among our regional sorting centers, 2 are located on lands that we own and the remaining 33 are located on leased lands.

Cloud OFCs

See “Business —Service Offerings by Us—Cloud Storage Services” above.

Line-haul and Short-haul Transportation Network

We, through the VIE and the VIE’s subsidiaries, operate over 490 line-haul and short-haul routes. We utilize our self-owned fleet in addition to the vehicles owned and operated by third-party transportation providers to form both our line-haul transportation network for long-distance, high-capacity transportation, and our short-haul transportation network for short-distance, low-capacity pickup and delivery. Because we control route planning and vehicle dispatch of our entire line-haul and short-haul transportation system, we plan our routes with the goal to lower transportation costs and transit times.

As of December 31, 2022, our own line-haul fleet is comprised of 294 truck headstocks and over 1,000 cabinets for ordinary shipments and 10 truck headstocks and 15 cabinets for hazardous shipments. We, through the VIE and the VIE’s subsidiaries, invest in our fleet with our own funds so we are able to adjust the ratio of different vehicle models swiftly to react to changes based on operational needs. We mostly use 16-meter-long trucks, which have nearly twice the loading capacity of 9.6-meter-long trucks (commonly used in the industry), to minimize marginal costs and lower unit line-haul transportation costs. The uniform design of our regional sorting centers with extra parking space also allows us to lower transportation cost of freight. To increase our transportation efficiency, we utilize the drop and pull transportation method.

As of December 31, 2022, we, through the VIE and the VIE’s subsidiaries, also owned 242 vehicles for our short-haul transportation.

For the fiscal years ended December 31, 2022 and 2021, approximately 30% and 29% of our freight transportation services were provided by our self-owned fleet and the balance was outsourced and provided by independent third-party transportation providers. For the fiscal years ended December 31, 2022 and 2021, we had 56,370 and 49,036 outsourced vehicles for over 5.54 million and 4.84 million shipments, respectively. The price we pay to third-party transportation providers is based on our market insights on cost factors, including (i) toll cost based on route, (ii) fuel cost based on route, type of truck used, and fuel price, and (iii) other costs such as drivers’ compensation, depreciation, and maintenance cost. For details on third-party transportation providers, see “Business —Our Transportation Providers.”

Service Outlets

As of December 31, 2022, we, through the VIE and the VIE’s subsidiaries, operated 36 service outlets across China. Our service outlets, in their assigned geographical areas, will (1) create shipment orders and accept goods for shipment from our LTL clients; (2) deliver goods for shipment to our regional sorting centers for freight transportation; and (3) accept shipments from regional sorting centers for the clients to pick up. Each service outlet typically has 3 to 5 employees.

We will consider adding new service outlets if they help optimize our route or increase our capacity in the surrounding areas. We select the locations based on certain factors, including, but not limited to: (i) client density, (ii) ease of access, (iii) rent pricing, (iv) internal layout, (v) regulatory compliance, and (vi) surrounding infrastructure and environment.

Network Partners

To increase our client base and network coverage, we, through the VIE and the VIE’s subsidiaries, have also entered into some network partner agreements. Our network partners will create shipment orders and accept goods for shipment from their clients. Afterwards, they will deliver the goods to our regional sorting centers for our freight transportation. The network partners are solely responsible for the rights and obligations under the service agreements entered into by and between them and their clients. For the fiscal year ended December 31, 2022, our network partners contributed approximately 0.31% of our income from operations. For the year ended December 31, 2021, our network partners contributed approximately 0.49% of our income from operations.

Our Ecosystem

We have built a growing ecosystem with various types of participants, including the Company, clients, and transportation providers. As our Company continues to expand, we expect that more participants will join our ecosystem, which in turn, we believe, will bring us more business. The current ecosystem has enhanced our user experience and brand value. We expect this will drive our growth.

The following graphic illustrates the participants and the network effect of our ecosystem.

Our Clients

We, through the VIE and the VIE’s subsidiaries, mainly serve clients in connection with the delivery of their products to consumers and other businesses. We have clients in various industries, including manufacturing, energy, telecommunications, internet, fashion, fast moving consumer goods, publishing, agriculture and e-commerce. Our largest clients include CATL Battery, Bright Dairy, SF Express, Schneider Electric, Tesla and Xiaomi. We served 2,634 and 2,535 clients during the fiscal years ended December 31, 2022 and 2021, respectively, and no client accounted for more than 5% of our total revenue during those years. The following table sets forth the top three industries our clients are in by percentage as of December 31, 2022:

Industry	Percentage
Manufacturing	15.37%
Fast moving customer goods	14.30%
Publishing	7.00%
Total	36.67%

Client Service

We believe that our client service enhances our client loyalty and brand image. Therefore, we provide ongoing trainings to our employees and transportation providers, and we conduct regular performance reviews to ensure the quality of our services.

We, through the VIE and the VIE’s subsidiaries, operate a call center system to provide real-time assistance to our clients by our approximately 198  client service representatives 10 hours a day, 7 days a week. Our automated system continues to respond to inquiries outside of the normal business hours and forwards complicated inquiries to our client service representatives for further handling. Our call centers are localized with branch offices in over 20 provinces in China with mostly local hires to leverage their local knowledge. All branches can be reached via a unified number and use the same call system and database. Our call system automatically forwards incoming calls to the local branch near the caller’s location. Our client service representatives adhere to the same client service standards nationwide and their local knowledge contributes to enhanced client service effectiveness. At the end of each call, we ask the caller to grade the quality of our client service and a designated call-back team will follow up on all incidences of dissatisfaction. In addition, we hold regular training sessions for our client service representatives and conduct regular performance reviews to ensure that they provide high quality client service.

Our Transportation Providers

During the fiscal years ended December 31, 2022 and 2021, we, through the VIE and the VIE’s subsidiaries, cooperated with approximately 45,558 and 36,736 transportation providers, respectively. These transportation providers are of all sizes, including owner-operators of a single truck, private fleets, and large trucking companies. All these transportation providers provide vehicles to carry out transportation tasks within our line-haul and short-haul transportation network. The table below sets out the number of each category of transportation providers.

	Fiscal Years Ended December 31,
	2022	2021
Owner-operators of a single truck (#)	43,932	35,224
Private fleets (#)	25	54
Large trucking companies (#)	1,601	1,458
Total transportation providers	45,558	36,736

To strengthen and maintain our relationships with transportation providers, our employees regularly communicate with them and try to assist them by increasing their equipment utilization, reducing their empty miles, and repositioning their equipment.

To ensure that we only cooperate and work with qualified transportation providers, our management formed an evaluation standard to control the quality of their services:

●

Selection. We carefully examine transportation providers’ operating permits, vehicle condition, vehicle model, and whether the vehicles are connected with the BeiDou Navigation Satellite System, a Chinese satellite navigation system, and select qualified and reliable providers.

Regarding the cooperation with owner-operators of a single truck and private fleets, we also participate in the process to select drivers. We will verify and examine the drivers’ licenses and take into consideration the history of cooperation between the Company and the drivers.

●	Inspection. After a transportation provider begins cooperating with us, we regularly inspect its performance during different stages of the cooperation according to detailed specifications and timeline for services in our agreement.

●	Review. We review the performance of each provider and rate them according to quality of services, timeliness, prices, and client services. Depending on the performance, we can increase, decrease, or terminate the cooperation with a provider.

We, through the VIE and the VIE’s subsidiaries, typically enter into transportation contracts with providers (i) for a specific period of time, typically one year, or (ii) for a specific order. Our contracts will specify the rights and obligations of the Company and the service providers, including, but not limited to, quantities, specification, unit price, delivery timeline, payment date, liabilities and remedies. Service providers shall be responsible for accidents, including economic loss caused to the Company, if they are at fault.

We, through Shengfeng Logistics, entered into a Road Freight Transportation Cooperation Agreement with Hubei Luge on June 30, 2019. This agreement provided that Hubei Luge, as an Internet logistics platform, should provide road freight transportation services in China to Shengfeng Logistics, and its designated subsidiaries, through its platform, on the goods agreed upon and confirmed by both parties from time to time. The term of the agreement was from July 1, 2019 to December 31, 2020. Shengfeng Logistics should pay Hubei Luge a shipping fee per shipment equal to the amount of shipping fee paid by Hubei Luge to the actual operator divided by 95.1%.

Additionally, we, through Shengfeng Logistics, entered into a Road Freight Transportation Platform Cooperation Agreement with Hefei Weitian Yuntong Information Technology Co., Ltd., or “Hefei Weitian,” on September 1, 2020. This agreement provides that Hefei Weitian, including Hubei Luge and Anhui Luge as its designated subsidiaries, as an Internet logistics platform, shall provide road freight transportation services in China to Shengfeng Logistics, and its designated subsidiaries, through its platform, on the goods agreed upon and confirmed by both parties from time to time. The term of agreement was from September 1, 2020 to August 31, 2021. We, through Shengfeng Logistics, have renewed the agreement in which the new term is from September 1, 2021 to December 31, 2023. Shengfeng Logistics shall pay Hefei Weitian a shipping fee per shipment equal to the amount of shipping fee paid by Hefei Weitian to the actual operator divided by 95.1%. Anhui Luge and Hubei Luge are affiliates under the control of Hefei Weitian.

Security and Safety

We have designed and integrated safety policies and procedures across the full scope of our business. Our key safety measures include:

Operational Security and Safety

We, through the VIE and the VIE’s subsidiaries, have established security screening protocols to inspect freights before acceptance. We have listed prohibited items for ground transportation such as flammables, explosives, gunpowder, and gasoline. We also implement X-ray screenings to find hazardous or prohibited items. Our safety screening system will continue to evolve in order to meet ever changing technologies.

Workplace safety and transportation safety are important to our business. We have implemented protocols for safety of ground transportation for the operations of our regional sorting centers, Cloud OFCs, and service outlets to minimize risks of accidents. We provide periodic trainings to our employees and transportation providers to recognize hazards, mitigate risks and avoid injuries of themselves and others at work.

Data Privacy and Safety

We, through the VIE and the VIE’s subsidiaries, have designed and implemented comprehensive procedures and guidelines to regulate our employees and transportation providers’ actions in relation to confidential data and information to ensure data security. We employ a variety of technical solutions to prevent and detect risks and vulnerabilities in our data privacy and safety, such as encryption and a firewall. We store and transmit all confidential data and information in encrypted format on separate servers and back up our data and information on a regular basis. We do not share our data or allow third parties to access our data stored on our servers without prior authorization, and we periodically test our systems and procedures to detect and eliminate information security risks and privacy risks.

Our Technology Infrastructure

In order to build our core technology systems and software to meet our needs, we, through the VIE and the VIE’s subsidiaries, maintain an in-house team for our technology research and development. For details of our research and development, see “Business —Research and Development.” We, through the VIE and the VIE’s subsidiaries, have also contracted with some third-party software design companies for licenses to use some of the systems they designed and developed, such as some financial reporting and accounting systems. Our goal is to utilize these technologies to increase efficiency in operations, enhance client experience, and contribute to our success.

Shengfeng TMS is the main system for our transportation services, which is a comprehensive management system that allows us to effectively monitor and manage the various stages of transportation, payment, and client service. Shengfeng TMS has the following key functions:

Shipment transportation and tracking management. Our shipments are sorted and dispatched based on the automatic routing calculation function provided by Shengfeng TMS. Our GPS trackers, attached to every vehicle, is synchronized with Shengfeng TMS, which will allow us to track the status and location of each shipment on a real time basis. We also integrate our GPS tracking with BeiDou Navigation Satellite System, WeChat mini programs, and manual recording, also available on our website and official WeChat account. This integration will allow our clients to track shipments and search our service outlet locations and sorting center locations.

Payment calculation. Shengfeng TMS tracks each client’s order and allows us to view and issue bills to our clients and track client payments.

Client portal and service support. We maintain an online client portal, where our clients may register their own accounts. Through our online client portal, our clients may view all of their order histories, track shipment status in real time, and make direct service requests. Our client service representatives have access to Shengfeng TMS’s database through which they can provide a better and more effective service to our clients on a real time basis. In particular, our employees will load and unload the shipments according to the preferences of the clients, stored in the TMS system and sent through the portal, and our drivers will provide delivery services based on the instructions and requirements sent from the portal to cater for the needs of the clients.

Portals for third-party transportation providers. Our management relies on Shengfeng TMS to effectively manage transport providers. We create an individual profile for each of our service providers and store all corporate records or other material information into the system. Service providers are required to register for accounts on the system prior to their cooperation with us, which allows them to monitor the real-time status and location of each shipment they have been assigned. This also allows us to keep track of those shipments in the hands of third-party transportation providers, as service providers are required to report location and shipments status of transport to Shengfeng TMS on a regular basis. In addition, Shengfeng TMS is also capable of handling payment settlements.

We, through the VIE and the VIE’s subsidiaries, own and operate a data center to support our core operational systems such as Shengfeng TMS and WMS. Our data center provides the network infrastructure for our managerial, network safety, authority authentication, data backup, and other non-core functions.

In order to optimize our warehouse storage and management services, we utilize our WMS. It has six core functions: a) storage location management; b) order management; c) “First-In, First-Out” management; d) order and operation review; e) bar code management and tracking; and f) storage management. With WMS, we are able to increase the accuracy of goods dispatching, to enhance the efficiency of the operation, to improve the quality management and to control and realize the warehouse management process visualization.

Our WMS operates according to certain rules of warehouse management including rules of pick-up, quality inspection, warehouse and storage separation and arrangement. Rules of the WMS can be set based on the characteristics of different projects on site. Depending on the features of the goods, we perform certain procedures accordingly after their receipt, such as counting, quality inspection, box combination, storage location designation, and storage on the shelves. After the goods are stored in our warehouse, we keep track of their storage locations and we may move them from time to time in preparation of upcoming shipments or for better utilization of storage space. Once we receive any order for shipment, we make plans, create good pick-up orders, pick up the goods and verify the process again to control our accuracy and our service quality. Goods will also be tracked until delivery and such result will be reflected in our system. With our WMS, we are able to effectively monitor the capacity of our warehouses on a real-time basis and track each and every movement of a good from its entry into our warehouse to its delivery at its destination, including receiving, storing, packing, and shipping.

Intellectual Property

We rely on a combination of trademark, patents, copyrights, trade secret, and contractual agreements to protect our proprietary rights.

Trademark

As of the date of this prospectus, we had registered, through the VIE and the VIE’s subsidiaries, 38 trademarks, including 35 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, such as our Company’s Chinese name, “Shengfeng (盛丰),” 1 trademark with the Economic Affairs Bureau of Macao Special Administrative Region, 1 trademark with Trade Marks Registry Intellectual Property Department of the Government of the Hong Kong Special Administrative Region and 1 trademark with the Intellectual Property Office of Taiwan.

Copyright

As of the date of this prospectus, we had registered, through the VIE and the VIE’s subsidiaries, 95 computer software copyrights, including those that relate to Shengfeng TMS, with the PRC National Copyright Administration.

Patent

As of the date of this prospectus, we had registered, through Guangdong Shengfeng Logistics Co., Ltd., one of the VIE’s subsidiaries, 3 invention patents and 15 utility model patents with the National Intellectual Property Administration.

Domain Name

As of the date of this prospectus, we had registered, through the VIE, 8 domain names, including our main website. The following table summarizes our domain name registration:

Domain Name	Territory
sfwl.com.cn	China
sfwl.ink	International
sfwl.net	International
sfwl.online	International
sfwl.vip	International
4008556688.cn	China
4008556688.com.cn	China
4008556688.net	International

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to infringe upon our intellectual property rights. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights.

As of the date of this prospectus, we have not been subject to any material dispute or claims for infringement upon third-party trademarks, licenses, and other intellectual property rights in China.

Competition

The contract logistics industry in China is highly fragmented, and we compete with many local, regional, and national logistics companies with more resources including Sinotrans Logistics Ltd., Beijing Changjiu Logistics Co., Ltd., and Kerry Logistics (EAS) Limited. The competitions among contract logistics companies are primarily based off of service pricing, transportation speeds, service offerings, and other factors. We believe our relatively long operating history, superior operational capabilities, well-established national transportation networks, and high-quality services give us the competitive advantages over others.

Entry into the contract logistics industry requires significant initial investment in network construction, equipment and vehicle purchases, and formulation and attraction of new business partners. However, other express delivery service providers or e-commerce companies which may be more established, may utilize or further improve their existing proprietary delivery and transportation infrastructure to compete with us. Furthermore, as we look to expand our service offerings and client base, we may face competition from players in those new sectors.

Branding and Marketing

We strive to enhance our brand awareness through high service quality and various marketing initiatives. Shengfeng Logistics was recognized as one of China’s outstanding logistics companies by the China Communications and Transportation Association (the “CCTA”). Furthermore, Shengfeng Logistics was classified as an AAAAA class logistics company and among the top 10 companies with logistics informatization capacity by the China Federation of Logistics and Purchasing in 2018. Shengfeng Logistics was also recognized as a top 100 logistics companies in China by the CCTA in 2016 and 2018, respectively. Shengfeng Logistics was also ranked 32nd out of the top 50 privately-owned logistics companies in China by CFLP as of December 31, 2022.

We, through the VIE and the VIE’s subsidiaries, launched various programs and marketing activities to promote our brand and services. We rely on various social network mobile applications such as WeChat to distribute business updates and corporate news. Additionally, we offer convenient features such as shipment tracking, service outlet locator, shipment booking through our WeChat official account.

We participate in conferences and exhibitions in different industries to expand our pool of potential clients. We also design and develop different service packages to cater for the demands of clients in different industries so that we could extend our reach of potential clients in similar industries and upstream and downstream suppliers. We pay close attention to the development of innovative industries such as new energy vehicles, shared bikes and Internet TV, and have formed cooperation relationships with companies in such industries.

We bring in new clients through promotion activities by our sales employees, market bidding activities, research on upstream and downstream entities of our current clients, participation in conferences and exhibitions, meetings, calls, referrals, and other activities. In addition, we require our own fleet to apply our logos onto transportation vehicles and personnel uniforms in a consistent and unified manner in order to further enhance our brand recognition during interactions with the clients.

We plan to develop and improve our marketing strategies by focusing on the following: a) maintaining existing client relationships; b) establishing new client relationships; c) enhancing our service quality and efficiency; and d) managing our marketing system and expertise. We will make specific marketing plans and take different approaches based on the various industries, sizes, contract amounts and needs of our clients.

Employees

As of July 1, 2023 and December   31, 2022 and 2021, we, through the VIE and the VIE’s subsidiaries, had a total of 1,302, 1,550 and 1,543 full-time employees located in China, respectively. The following table sets forth the breakdown of our employees by function as of July 1, 2023:

Function	Number	% of Total
Stevedore	40	3.07%
Transportation	192	14.74%
Management Administration	328	25.19%
Client Service	198	15.21%
Operation Support	461	35.41%
Sales and Marketing	63	4.84%
Technology and Engineering	20	1.54%
Total	1,302	100%

In addition to our own full-time employees, our workforce also includes 33 dispatched workers and 978 contractors, as of July 1, 2023. In addition, third-party transportation providers retain their own employees according to their individual operational needs.

We believe our employees’ compensation packages are competitive and we have created a merit-based work environment that encourages initiative. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We are required by applicable PRC laws and regulations to participate in various statutory employee benefit plans, including social insurance, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, and pension benefits through a PRC government-mandated multi-employer defined contribution plan. Pursuant to PRC regulations, we are required to contribute specific percentage of salaries, bonuses, and allowances (up to a maximum amount, specified by local governmental regulations) to the employee benefit plan. As of the date of this prospectus, we have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, but we have taken measures to comply with related laws and regulations. Such measures include, but are not limited to, outsourcing our labor-related matters and making payments for unpaid social insurance and housing fund contributions, which may increase the costs of our business and operation.

We enter into standard labor agreements with our full-time employees with standard confidentiality and non-compete provisions.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Research and Development

As information technology plays an essential role in our business and services, we endeavor to develop and adopt advanced information technology to increase efficiency and accuracy in operations, enhance client experience and satisfaction, and ultimately contribute to our growth and success.

We, through the VIE and the VIE’s subsidiaries, maintain an in-house R&D team which consists of four departments in Shengfeng Logistics: Product Department (3 employees and 1 manager), Operation and Maintenance Department (2 employees), TMS Research and Development Department (8 employees and 2 managers) and WMS Research and Development Department (3 employees and 1 manager). All of the said departments are under the supervision of the Director of the Information Section of Shengfeng Logistics. Product Department is mainly responsible for the gathering of product development requests and opinions, coordinating the communication among different parties on product development and providing necessary trainings to support new products. Operation and Maintenance Department is mainly responsible for maintaining the computer network, operating systems, software and hardware, and other equipment to ensure they function properly and are secured. TMS Research and Development Department and WMS Research and Development Department are mainly responsible for the research and development of TMS and WMS. At least once or twice per year, the Director of the Information Section will call for a meeting with certain managers and qualified employees from the R&D departments to discuss the necessity and possibility of new information technology developments and technology upgrades. Any proposal discussed and approved during the meeting will be presented to the management for further discussion and decision.

From time to time, we contract with some third-party software design companies for licenses to use some of the systems they designed and developed, such as some financial reporting and accounting systems. They will also maintain the systems and provide necessary supports to us.

Our passion and dedication for improvement and innovation have been translated into our ability to develop and introduce new and diversified services with a fast pace, converting our advantage in research and development into our commercial competitive advantage in the logistic industry. Through years of effort, as of December 31, 2022, we have registered 43 computer software copyrights with the PRC National Copyright Administration and 1 invention patent with the National Intellectual Property Administration. Since 2012, Shengfeng TMS has been our main system, which is a comprehensive management system that allows us to effectively monitor and manage the various stages of transportation, payment, and client service. It is the Company’s plan to continue its dedication to the research and development on information technology to enhance efficiency and client experience.

For more details on our technology infrastructure and intellectual property, please refer to “Business—Our Technology Infrastructure” and “Business—Intellectual Property.”

Properties and Facilities

Our principal executive office is located at Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China, 350001, where we, through Shengfeng Logistics, lease such property from a related party, Fuzhou Tianyu Shengfeng Industrial Co., Ltd., a company controlled by Yongteng Liu, who is the brother of Yongxu Liu, our CEO and Chairman, with an area of approximately 24,886.16 square feet, with a lease term from November 1, 2020 to October 31, 2022 and was renewed to October 31, 2024 with a monthly rent of RMB115,648 (approximately $17,194). We also need to pay a monthly property management fee of RMB15,564 (approximately $2,314). We have priority to renew the lease as long as we use the property for the same purpose, but we are required to notify the landlord at least two months in advance if we would like to renew the lease.

As of December 31, 2022, we, through two of the VIE’s subsidiaries, owned 2 office buildings in China with aggregate gross floor areas of approximately 58,348.58 square feet are on the land we own, and we, through the VIE and the VIE’s subsidiaries, leased 34 office buildings in China with aggregate gross floor areas of approximately 255,868.48 square feet. The terms of such leases range from 1 to 5 years.

As of December 31, 2022, we, through one of the VIE’s subsidiaries, owned 4 land use rights with aggregate gross areas of approximately 340,388.43 square feet in Tong Zhou District, Beijing, China. The use terms of such land is 50 years. While we have not commenced construction on the land as of the date of this prospectus, we plan to use this land for warehouse storage and management services and regional sorting centers.

In addition, as of December 31, 2022, 2 of the regional sorting centers operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximate 64,838.16 square feet are on the land we own, and 33 of the regional sorting centers operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximately 1,626,419.11 square feet are on leased land. The terms of such leases range from 1 to 5 years.

As of the date of this prospectus, we, through the VIE and the VIE’s subsidiaries, directly operate 22 Cloud OFCs across China to provide warehouse storage and management services. As of December 31, 2022, 2 of the Cloud OFCs operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximate 819,989.20 square feet are on the land we own, and 20 of the Cloud OFCs operated by the VIE and the VIE’s subsidiaries with an aggregate gross floor area of approximately 1,623,861.95 square feet are on the land we leased. The terms of such leases range from 1 to 3 years.

As of the date of this prospectus, we, through the VIE and the VIE’s subsidiaries, directly operate 36 service outlets across China. As of December 31, 2022, all of the service outlets operated by us with an aggregate gross floor area of approximately 134,476.76 square feet are on the land we leased. The terms of such leases range from 1 to 5 years.

As of the date of this prospectus, we, through one of the VIE’s subsidiaries, hold land use rights with respect to one property with an aggregate gross area of approximately 484,700 square feet in Ningde City, Fujian Province, China. The land is subject to a 50-year use term. While no construction has been conducted on the land as of the date of this prospectus, we plan to use this land for warehouse storage and management services and a regional sorting center.

The areas of self-owned properties and leased premises are based on the figures specified in the certificates of land use or the corresponding lease agreements.

The following table shows the information of the properties we, through three of the VIE’s subsidiaries, own as of the date of this prospectus:

Location	Area (Square Feet)	Term of Use	Current Use
Tong Zhou District, Beijing, China	159,901.66	October 31, 1994 to October 30, 2044	Construction has not been commenced as of the date of this prospectus.
Tong Zhou District, Beijing, China	155,027.65	October 31, 1994 to October 30, 2044	Construction has not been commenced as of the date of this prospectus.
Tong Zhou District, Beijing, China	12,531.02	January 23, 1995 to January 22, 2045	Construction has not been commenced as of the date of this prospectus.
Tong Zhou District, Beijing, China	12,928.10	January 23, 1995 to January 22, 2045	Construction has not been commenced as of the date of this prospectus.
Fuqing City, Fujian Province, China	349,132.7	Until April 10, 2063	318,390.98 for Warehouse Storage and Management Services, 28,588.95 for Regional Sorting Center and 2,152.78 for offices
Suzhou City, Jiangsu Province, China	187,515.50	Until December 30, 2056	131,319.7 for Warehouse Storage and Management Services and 56,195.8 for offices
Suzhou City, Jiangsu Province, China	406,527.71	Until January 29, 2058	370,278.5 for Warehouse Storage and Management Services and 36,249.21 for Regional Sorting Center
Ningde City, Fujian Province, China	484,698.87	Until April 12, 2073	Construction has not been commenced as of the date of this prospectus.

We believe that the facilities that we currently own and lease are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate our future growth.

As of December 31, 2022, we, through the VIE and the VIE’s subsidiaries, operated 35 regional sorting hubs in Fujian, Guangdong, Shanghai, Beijing, Zhejiang, Hubei, and 16 other provinces in China. Among our regional sorting centers, two are located on lands that we own and the remaining 33 are located on leased lands. We provide each center with sorting and loading equipment.

As of December 31, 2022, our, through the VIE and the VIE’s subsidiaries, own line-haul fleet is comprised of 262 truck headstocks and over 1,000 cabinets for ordinary shipments and 10 truck headstocks and 15 cabinets for hazardous shipments. We also owned 262 vehicles for our short-haul transportation as of the same date.

Tangible properties of our regional sorting centers, Cloud OFCs, service outlets, and line-haul and short-haul transportation network operated by the VIE and the VIE’s subsidiaries across China include transportation and electronic equipment.

Seasonality

Our operating results have been subject to seasonal trends as a result of, or influenced by, numerous factors, including national holidays, weather patterns, consumer demands, economic conditions, and others. Although seasonal changes have not significantly impacted on our cash flow or affected our operations, we cannot guarantee that it will not adversely impact us in the future.

Insurance

We, through the VIE and the VIE’s subsidiaries, maintain various insurance policies to safeguard against risks and unexpected events. We have purchased compulsory motor vehicle liability insurance and commercial insurance such as automobile third-party liability insurance, property insurance, and cargo insurance. We have purchased employer liability insurance. We also provide work-related injury insurance to our employees.

We do not purchase insurance for items delivered by us. Instead, our clients may purchase shipment protection services for valuable items, and we will compensate those clients based on the declared value in the event of loss or damage that was caused by us. For more details, please see “Business—Value-added Services—Shipment Protection.” Our clients are responsible for purchasing insurance for hazardous items delivered in the shipments, subject to the provisions set forth under the respective shipping agreements. We do not maintain business interruption insurance nor key-man insurance. Our management will evaluate the adequacy of our insurance coverages from time to time and purchase additional insurance policies as needed.

Unless otherwise set forth in their respective agreements, third-party transportation providers will be responsible solely for the shipment insurance. When an accident occurs, a transportation provider will reimburse and compensate our loss pursuant to our agreements and any third parties’ loss. If the transportation provider is not able to compensate the full amount of the loss to us or any other third parties, our insurance company will pay for the compensation under our insurance policies. Afterwards, the transportation provider shall reimburse our insurance company.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations, and claims incidental to the conduct of our business. We are not a party to, nor are we aware of, any legal proceeding, investigation, or claim which, in the opinion of our management, is likely to have an adverse material effect on our business, financial condition, or operation result. We may periodically be subject to legal proceedings, investigations, and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

REGULATIONS

This section sets forth a summary of the principal laws and regulations relevant to our business and operations in the PRC and the U.S.

PRC Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

The Foreign Investment Law, promulgated by the National People’s Congress on March 15, 2019, has come into effect on January 1, 2020 and has replaced the major existing laws and regulations governing foreign investment in the PRC, including the Sino-foreign Equity Joint Ventures Enterprises Law, the Sino-foreign Co-operative Enterprises Law, the Wholly Foreign-invested Enterprise Law, and their implementation rules and ancillary regulations. Pursuant to Foreign Investment Law, the existing foreign invested enterprises established prior to the effective date of the Foreign Investment Law may keep their corporate organization forms within five years after the effective date of the Foreign Investment Law before such existing foreign invested enterprise change their organization forms, organization structures, and their activities of foreign-invested enterprises in accordance with the Company Law, the Partnership Enterprise Law and other laws. According to the Foreign Investment Law, “foreign-invested enterprises” thereof refers to enterprises that are wholly or partly invested by foreign investors and registered within China under the PRC laws, “foreign investment” thereof refers to any foreign investor’s direct or indirect investment in China, including: (1) establishing foreign-invested enterprises in China either individually or jointly with other investors; (2) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (3) investing in new projects in China either individually or jointly with other investors; and (4) making investment through other means provided by laws, administrative regulations, or State Council provisions.

Investments conducted by foreign investors in the PRC are subject to the Catalogue of Industries for Encouraging Foreign Investment, or the Catalogue, and the Negative List, which were jointly issued by the NDRC and the MOFCOM. The version of the Catalogue currently in force was amended in 2020 and became effective on January 27, 2021, and the version of the Negative List currently in force was amended in 2021 and became effective on January 1, 2022, both of which further reduce restrictions on foreign investment.

On December 26, 2019 the State Council issued the Implementation Regulations for the Foreign Investment Law, or the Implementation Regulations which came into effect on January 1, 2020. According to the Implementation Regulations, in the event of any discrepancies between the Foreign Investment Law, the Implementation Regulations and relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to shareholding, senior management personnel and other matters in the Negative List.

Regulations Relating to Road Transportation

Pursuant to the PRC Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in March 2022, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transportation in June 2005 and most recently amended in September 2022, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles such as vehicles with containers, refrigeration equipment, or tank containers. The Road Freight Provisions set forth detailed requirements with respect to vehicles and drivers.

Under the Road Freight Provisions, anyone engaging in the business of operating road freight transportation or stations (sites) must obtain a road transportation operation permit from the local county-level road transportation administrative bureau, and each vehicle used for road freight transportation must have a road transportation certificate from the same authority. The incorporation of a subsidiary of a road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If a road freight transportation operator intends to establish a branch, it should file with the local road transportation administrative bureau where the branch is to be established.

Although the road transportation operation permits have no limitation with respect to geographical scope, several provincial governments in China, including Shanghai and Beijing, promulgated local rules on administration of road transportation, stipulating that permitted operators of road freight transportation registered in other provinces should also make filings with the local road transportation administrative bureau where it carries out its business.

The VIE and the VIE’s subsidiaries have obtained road transportation operation permits to operate general road freight transportation or station (sites).

Pursuant to the Measures for the Administration of Road Transportation Safety of Hazardous Goods, or the “Measures,” jointly promulgated by the Ministry of Transport, the Ministry of Industry & Information Technology, the Ministry of Public Security, the Ministry of Ecology and Environment, the Ministry of Emergency Management and the State Administration for Market Regulation in China, which took effect on January 1, 2020, the transportation of hazardous goods with road transportation vehicles and relevant activities shall be governed by the Measures. Under the Measures, carriers of hazardous goods shall carry hazardous goods within the business scope permitted by the competent transport departments. Carriers of hazardous goods shall maintain carrier’s liability insurance for the hazardous goods they carry. The Measures set forth detailed requirements with respect to consignors, carriers, loaders and drivers.

Regulations Relating to Cargo Vehicles

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the Ministry of Transportation, or the “Cargo Provisions,” took effect in August 2016 and most recently amended in August 2021, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth in the same regulation. Vehicle operators who violate this regulation may be subject to a fine of up to RMB30,000 (approximately $4,300) for each violation. In the event of repeated violations, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the relevant vehicle. Under the Cargo Provisions and the Regulations on Protecting Highway Safety promulgated by the State Council in China, or the “Highway Regulations,” which took effect on July 1, 2011, in the event of repeated violations, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the relevant vehicle. In the event that more than 10% of the total vehicles of any road transportation enterprise are not in compliance with the Highway Regulations in any year, such road transportation enterprise’s business shall be suspended for rectification and its road transportation license may be revoked.

We rely on trucks and other vehicles owned and operated by third-party trucking companies, and the operation of our fleet is subject to this new regulation. We have an obligation to educate and manage vehicle operators as well as to urge them to comply with this regulation. We weigh and measure each cargo truck as they enter and leave our hubs and sortation centers to ensure their compliance with this regulation in terms of cargo weight. If any truck is not in compliance with this regulation, we will replace it with another vehicle that complies with this regulation. Otherwise, we may be subject to penalties under this regulation if we operate those trucks that exceed the limits set forth in the regulation.

Regulations Relating to Product Quality

Pursuant to the Product Quality Law of the PRC, or the Product Quality Law, which was promulgated by the Standing Committee of the National People’s Congress on February 22, 1993, became effective on September 1, 1993, and was recently amended on December 29, 2018, business operators, including manufacturers and sellers, are required to assume certain obligations in respect of product quality. Violations of the Product Quality Law may result in the imposition of fines. In addition, a company in violation of the Product Quality Law may be ordered to suspend its operations and its business license may be revoked. Criminal liability may be incurred under severe circumstances. A consumer or other victim who suffers injury or property losses due to product defects may demand compensation from the manufacturer as well as from the seller. Where the responsibility lies with the manufacturer, the seller shall, after settling compensation with the consumer, have the right to recover such compensation from the manufacturer, and vice versa.

Regulations Relating to Pricing

In China, the prices of a small number of products and services are guided or fixed by the government. According to the Pricing Law of the PRC, or the Pricing Law promulgated by the SCNPC on December 29, 1997 and became effective on May 1, 1998, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Any business operator who fails to comply with the Pricing Law may be subject to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains and fines. The business operators may be ordered to suspend business for rectification or have their business licenses revoked under severe circumstances.

We are subject to the Pricing Law as a service provider and believe that our pricing activities are currently in compliance with the law in all material aspects.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC promulgated by the SCNPC on July 5, 1994, amended on August 30, 2007, August 27, 2009, August 26, 2019 and took effect on January 1, 2020, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing provisions such as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Pursuant to the Administrative Measures for Commodity House Leasing promulgated by the Ministry of Housing & Urban-Rural Development in China promulgated on December 2010 and took effect in February 1, 2011, both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to complete the registration procedures, both lessor and lessee may be subject to fines ranging from RMB1,000 (approximately $140) to RMB10,000 (approximately $1,400). In addition, although the unregistered lease agreements are considered binding agreements, in practice, some of the remedies generally available to the registered lease agreements may not be fully applicable to the unregistered lease agreements, such as specific performance of lease agreement against new purchasers of the property. Some of our leases have not completed the registration.

According to the Civil Code of the PRC, the lessee may sublease the leased and occupies premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Pursuant to the Civil Code of the PRC, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage. The Supreme People’s Court has revised a judicial interpretation regarding disputes over lease contracts on urban buildings, which took effect in January 2021, providing that if the ownership of the leased premises changes during the term of lessee’s occupation in accordance with the lease contract, and the lessee requests the assignee of such premises to continue to perform the original lease contract, the PRC court shall support such request unless the mortgage right has been established before the leasing and the ownership changes due to the mortgagee’s realization of the mortgage right.

Regulations relating to Internet Information Security and Privacy Protection

On December 28, 2000, the SCNPC enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which provides that the following activities conducted through the internet are subject to criminal liabilities: (1) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (2) violation of relevant provisions of the State in the form of unauthorized interruption of any computer network or communication service resulting in the computer network or communication system’s malfunction ; (3) spreading rumors, slanders or other harmful information via the internet for the purpose of inciting subversion of the state political power; (4) stealing or divulging state secrets, intelligence or military secrets via internet; (5) spreading false or inappropriate commercial information; or (6) infringing on the intellectual property.

On December 13, 2005, the Ministry of Public Security issued the Provisions on the Technical Measures for Internet Security Protection, which took effect on March 1, 2006. These regulations require internet service providers to take proper measures including anti-virus, data back-up, keeping records of certain information such as the login-in and exit time of users, and other related measures, and to keep records of certain information about their users for at least 60 days. On June 22, 2007, the Ministry of Public Security, State Secrecy Bureau, State Cryptography Administration and the Information Office of the State Council jointly promulgated the Administrative Measures for the Multi-level Protection of Information Security, under which the security protection grade of an information system may be classified into five grades which are (a) Level I, the destruction of such information system will cause damage to the legitimate rights and interests of citizens, legal persons and other organizations, but will cause no damage to national security, social order or public interest; (b) Level II, the destruction of such information system will cause material damage to the legitimate rights and interests of citizens, legal persons and other organizations or cause damage to social order and public interests, but will not damage national security; (c) Level III, the destruction of such information system will cause material damage to social order and public interests or will cause damage to national security; (d) Level IV, the destruction of such information system will cause particularly material damage to social order and public interests or will cause material damage to national security; (e) Level V, the destruction of such information system will cause particularly material damage to national security. Companies operating and using information systems shall protect the information systems and any system equal to or above level II as determined in accordance with these measures, and a record-filing with the competent authority is required.

The Cybersecurity Law of the PRC, as adopted by the National People’s Congress on November 7, 2016, has come into force on June 1, 2017. Considered as the fundamental law in the area of cybersecurity in China, the Cybersecurity Law regulates network operators and others from the following perspectives: the principle of Cyberspace sovereignty, security obligations of network operators and providers of network products and services, protection of personal information, protection of critical information infrastructure, data use and cross-border transfer, network interoperability and standardization. Network operators shall, according to the requirements of the rules for graded protection of cybersecurity, fulfill security protection obligations to ensure that the network is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified. In addition, any network operators collecting personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected. Each individual is entitled to request a network operator to delete his or her personal information if he or she finds that the collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such network operator and such individual; and is entitled to request any network operator to make corrections if he or she finds errors in such information collected and stored by such network operator. Such network operator shall take measures to delete the information or correct the errors. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revocation of the business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

According to the Regulations for Security Protection of Critical Information Infrastructure, or the CIIO Regulation Promulgated by State Council in July 2021, effective on September 1, 2021, critical information infrastructure refers to any important network facilities or information systems of an important industry or field, such as public communication and information services, energy, transport, water conservation, finance, public services, e-government affairs, science, and technology industry for national defense, among other industries and sectors that may pose a serious threat to national security, people’s livelihood, and public interests in the event of damage, loss of function, or data leakage. In addition, relevant administrative departments of each critical industry and sector are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators, or CIIOs. We have purchased certain server or network facilities for our mobile and desktop application which we believe are less likely to severely jeopardize national security, people’s livelihood and public interests. As of the date of this prospectus, we have not received any notice from any authorities identifying us as a CIIO. Due to the unclear scope of what may constitute a CIIO, we cannot assure you that the PRC regulatory agencies would agree with our conclusion. If we are identified as a CIIO, we may be required to, among others: (i) ensure that our data centers to be constructed have the function of supporting the stable and continuous operation of business; (ii) perform security protection obligations to protect critical information infrastructure from being disturbed, damaged or unauthorized accessed, and to prevent network data from leakage, theft or tampering; (iii) have a dedicated cybersecurity management body and person in charge of cybersecurity, conduct background reviews on the person-in-charge and other persons holding key positions, conduct cybersecurity education, technology trainings and skill assessments for relevant staff on a regular basis, implement disaster recovery backup for important systems and databases, adopt remedial measures to promptly address security risks such as system vulnerabilities, and make emergency plans for cybersecurity incidents and conduct regular rehearsals of these plans; and (iv) establish and improve a security inspection and evaluation system. In addition, if our purchase of a network product or service may affect national security, we have to pass a cybersecurity review conducted by the cybersecurity review authority in advance, and enter into a security and confidentiality agreement with the provider.

On July 10, 2021, the Office of the Central Cyberspace Affairs Commission and the Office of Cybersecurity Review under the CAC promulgated the Review Measures Draft to solicit public opinion and comments. The Review Measures Draft provides that data processors who engage in data processing activities that affect or may affect national security, are included in the scope of cybersecurity review. The deadline for public comments to the Review Measures Draft was July 25, 2021. The Review Measures Draft further requires that critical information infrastructure operators and services and data processing operators that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office of PRC, if they plan to conduct listings in foreign countries.

In August 2021, the Standing Committee of the National People’s Congress officially promulgated the Personal Information Protection Law, effective on November 1, 2021, which provides detailed rules on handling personal information and legal responsibilities, including, but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The Personal Information Protection Law also strengthens the punishment for those who illegally process personal information.

On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft).” The Cyber Data Security Measure (Draft) provides that data processors shall apply for cybersecurity review under certain circumstances, such as mergers, restructurings, divisions of internet platform operators that hold large amount of data relating to national security, economic development or public interest which affects or may affect the national security, overseas listings of data processors that process personal data for more than one million individuals, Hong Kong listings of data processors that affect or may affect national security, and other data processing activities that affect or may affect the national security.

On December 28, 2021, the CAC, NDRC, MIIT, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, PBOC, SAMR, the State Administration of Radio and Television, CSRC, the State Secrecy Administration and the State Cryptography Administration jointly promulgated the Cybersecurity Review Measures, or the “Cybersecurity Review Measures,” which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

As of the date of this prospectus, we have not received any notice from any authorities requiring us to undertake a cybersecurity review by the CAC. Pursuant to the Cybersecurity Review Measures, we believe we are not subject to the cybersecurity review by the CAC for this offering, given that: (i) we presently possesses personal information of less than one (1) million individual users in our business operations, as of the date of this prospectus; and (ii) each of our PRC Subsidiaries is not a CIIO as neither of them has been notified by the competent PRC government authorities for such purposes; and (iii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required can be taken in a timely manner, or at all. As the Cybersecurity Review Measures have not taken effect as of the date of this prospectus and there are no detailed rules or official interpretation being introduced yet, the definition of “online platform operators listing in a foreign country with more than one (1) million users’ personal information data” remains unclear as of the date of this prospectus. It is possible that CAC may require us to file the cybersecurity review. The cybersecurity review procedure usually takes 45-70 business days, and sometimes even longer in special situations, to complete. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—Our business generates and processes a large quantity of data, and improper handling of or unauthorized access to such data may adversely affect our business” in our annual report on Form 20-F for the year ended December 31, 2022.

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective on March 15, 2012. On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. The Provisions on Protection of Personal Information of Telecommunications and Internet Users promulgated by the MIIT on July 16, 2013 contain detailed requirements on the use and collection of personal information as well as the security measures to be taken by internet service providers. Specifically, (1) the users’ personal information shall not be collected without prior consent; (2) the personal information shall not be collected or used other than those necessary for internet service providers to provide services; (3) the personal information shall be kept strictly confidential; and (4) a series of detailed measures shall be taken to prevent any divulge, damage, tamper or loss of personal information of users.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in April 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (1) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (2) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (3) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (4) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. In addition, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which took effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information shall follow the principles of legitimacy, properness and necessity.

On March 12, 2021, the CAC, MIIT, the Ministry of Public Security and the SAMR, announced the Provisions on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which provide that the operators of mobile internet applications shall not deny the users who do not consent to the collection of unnecessary information from using basic functional services of such applications. Specifically, such provisions further provide that the basic functional service of mail and express delivery refers to “delivery service of items such as mails, packages and printed matters” and the necessary personal information for that category shall include identity information (i.e. name, type and number of ID cards) of the sender, the address and contact phone of the sender, the name and address and contact phone of the recipient as well as the name and nature and amount of the items for delivery. Violations could be reported to the proper authority and will be dealt with in accordance with PRC laws.

On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in April 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (1) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (2) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (3) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (4) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. In addition, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which took effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information shall follow the principles of legitimacy, properness and necessity.

We, through the VIE and the VIE’s subsidiaries, adopted certain policies to protect the privacy of our clients, such as the policies in our software for our client. Our current software and systems are in compliance with PRC laws and regulations in material respects. Any failure, or perceived failure, by us to comply with any regulatory requirements or privacy protection related laws, rules and regulations could result in proceedings or actions against us by governmental entities or other proper authorities. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Regulations relating to Intellectual Property Rights

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC promulgated by the SCNPC in 1984 and then respectively amended in 1992, 2000, 2008, 2020, of which the amendment in 2020 will be effective on June 1, 2021, and its implementation rules. Novelty, inventiveness and practicality are three essential ingredients of patens in the PRC. The latest amendment provides that, in general, the protection period is 20 years for an invention patent, 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates.

Copyright

The PRC Copyright Law, promulgated in 1990 and amended in 2001, 2010 and 2020, of which the amendment in 2020 will be effective on June 1, 2021, or the Copyright Law, and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing copyright related matters. The Copyright Law provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright of their works, which includes, among others, works of literature, art, natural science, social science, engineering technology and computer software. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, which was most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for the use of copyrights and copyright management technology, and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.

In accordance with the Regulations on the Protection of Computer Software promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, Chinese citizens, legal persons or other entities own the copyright, including the right of publication, right of authorship, right of modification, right of reproduction, distribution right, rental right, right of network communication, translation right and other rights software copyright owners shall have in software developed by them, regardless of whether it has been published.

In accordance with the Measures for the Registration of Computer Software Copyright promulgated by the National Copyright Administration on April 6, 1992 and last amended on February 20, 2002, software copyrights, exclusive licensing contracts for software copyrights and software copyright transfer contracts shall be registered, and the National Copyright Administration shall be the competent authority for the administration of software copyright registration and designates the Copyright Protection Center of China as a software registration authority. The Copyright Protection Center of China shall grant a registration certification to a computer software copyright applicant who complies with regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark

The PRC Trademark Law was adopted in 1982 and then amended in 1993, 2001, 2013 and 2019 respectively. The implementation rules of the PRC Trademark Law were adopted in 2002 and amended in 2014. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a protection term of ten years to registered trademarks. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, such application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain name

The MIIT, promulgated the Administrative Measures on Internet Domain Name, or the Domain Name Measure on August 24, 2017 to protect domain names. According to the Domain Name Measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedures. The permits for registered domain names are effective for five years, which are subject to renewals, cancellations or revocations.

Trade secrets

According to the PRC Anti-Unfair Competition Law, promulgated by the SCNPC in September 1993, as amended in November 4, 2017 and April 23, 2019 respectively, the term “trade secrets” refers to technical, operational or other commercial information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders through corresponding confidentiality measures. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; or (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. Pursuant to the PRC Civil Code, if one intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party is entitled to the corresponding punitive compensation; or (4) abetting a person, or tempting, or aiding a person into or in acquiring, disclosing, using, or allowing another person to use the trade secret of the rightful holder in violation of his or her non-disclosure obligations or the requirements of the rightful holder for keeping the trade secret confidential.

Regulations relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC promulgated by the SCNPC on July 5, 1994, amended on August 30, 2007, August 27, 2009, August 26, 2019 and took effect on January 1, 2020, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing provisions such as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to complete the registration procedures, both lessor and lessee may be subject to fines ranging from RMB1,000 (approximately USD$155.3) to RMB10,000 (approximately USD$1,553). In addition, although the unregistered lease agreements are considered binding agreements, in practice, some of the remedies generally available under the registered lease agreements may not be fully applicable to the unregistered lease agreements, such as specific performance of lease agreements against new purchasers of the property. Some of our leases have not completed the registration.

According to the Civil Code of the PRC, the lessee may sublease the leased and occupied premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Regulations relating to Employment

The Labor Law and the Labor Contract Law

According to the Labor Law of the PRC, or the Labor Law, which was promulgated on July 5, 1994 and last amended and came into effect on December 29, 2018, enterprises and institutions shall establish, provide and improve their system of workplace safety and sanitation, strictly follow state rules and standards on workplace safety and the relevant articles of occupational protection, and educate employees in occupational safety and sanitation in the PRC. Occupational safety and sanitation facilities shall comply with state-fixed standards.

The Labor Contract Law of the PRC, or the Labor Contract Law, which was issued on June 29, 2007, amended on December 28, 2012 and became effective on July 1, 2013, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee after the lapse of more than one month, but less than one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the date following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiration of the labor contract. Employers in most cases are also required to provide severance payments to their employees after their employment relationships are terminated. The Labor Contract Law also provides that enterprises accepting labor dispatch services shall strictly control the number of dispatched workers and the proportion of dispatched workers shall not exceed the percentage prescribed by competent labor administrative departments. As of the date of this prospectus, other than that we have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, and that our number of dispatched workers has exceeded the limitation required by PRC regulations, we believe that we are currently compliant with the foregoing laws and regulation in all material respects.

The Interim Provisions on Labor Dispatching

The Interim Provisions on Labor Dispatching, issued by the Ministry of Human Resources and Social Security of the People’s Republic of China on January 24, 2014, which came into effect on March 1, 2014, require the number of dispatched workers not to exceed 10% of the total number of 1) the employees that are employed directly by an enterprise and 2) the dispatched workers. As of the date of this prospectus, the number of dispatched workers has exceeded 10% of the total number of the employees and the dispatched workers of the Company. Therefore, Company is currently not in compliance with the Interim Provisions on Labor Dispatching.

Social Insurance and Housing Funds

Pursuant to the Interim Regulations on Levying Social Insurance Premiums, promulgated on January 22, 1999 and revised on March 24, 2019, Decisions of the State Council on Modifying the Basic Endowment Insurance System for Enterprise Employees, promulgated on December 3, 2005, Decision on Establishment of Basic Medical System for Urban Employee, issued by State Council and became effective on December 14, 1998, the Regulations on Unemployment Insurance, became effective on January 22, 1999, Regulations on Work-Related Injury Insurance, promulgated on April 27, 2003, amended on December 20, 2010 and became effective on January 1, 2011, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees, promulgated on December 14, 1994 and became effective on January 1, 1995, employers are required to register with the competent social insurance authorities and provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance.

Pursuant to Opinions of the General Office of the State Council on Comprehensively Advancing Combined Implementation of Maternity Insurance and Basic Medical Insurance for Employees, promulgated by the General Office of State Council on March 6, 2019, maternity insurance funds shall merge into the basic medical care insurance funds for employees so as to unify payment and harmonize consolidation level. The new ratio of employers’ contribution to basic medical care insurance for employees is determined based on the aggregate of the ratios of employers’ contribution to maternity insurance and basic medical care insurance for employees, and an individual is not required to pay for maternity insurance. Therefore, after March 6, 2019, our Company has no record of maternity insurance funds in the payment details of social security, since it has been merged into the basic medical care insurance funds.

Pursuant to the Social Insurance Law of the PRC, or the Social Insurance Law, which became effective on July 1, 2011 with last amendment on December 29, 2018, all employees are required to participate in basic pension insurance, basic medical insurance schemes and unemployment insurance, which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes, which must be contributed by the employers. Employers are required to complete registrations with local social insurance authorities. Moreover, the employers must timely make all social insurance contributions. Except for mandatory exceptions such as force majeure, social insurance premiums shall not be paid late, reduced or be exempted. Where an employer fails to make social insurance contributions in full and on time, the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to 1—3 times the overdue amount. We are in compliance with laws and regulations related to social insurance and housing funds in China in material aspects.

Pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums, promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises.

Pursuant to the Administrative Regulations on the Housing Provident Fund, which became effective on April 3, 1999 and was amended on March 24, 2002 and March 24, 2019, enterprises are required to register with the competent administrative centers of housing provident fund and open bank accounts for housing provident funds for their employees. Employers are also required to timely pay all housing fund contributions for their employees. Where an employer fails to submit and deposit registration of housing provident funds or fails to complete the formalities of opening housing provident fund accounts for its employees, the housing provident fund management center shall order it to complete the formalities within a prescribed time limit. Failing to comply by the expiration of the time limit will subject the employer to a fine ranging from RMB10,000 (approximately $1,400) to RMB50,000 (approximately $7,200). When an employer fails to pay housing provident funds due in full and on time, housing provident fund center is entitled to order it to rectify, and failing to comply could result in enforcement exerted by the court.

Regulations Relating to Tax

Enterprise income tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, became effective from January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the PRC, or the Implementing Rules of the EIT Law defines a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the MOF, and the State Administration of Taxation, or the SAT, are entitled to enjoy a preferential enterprise income tax rate of 15%. The validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate. An enterprise can re-apply for such recognition before or after the previous certificate expires.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009, and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises, issued by SAT on March 28, 2011, and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightens the Chinese tax authorities’ scrutiny on, indirect transfers of assets by a non-resident enterprise (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the PRC tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the PRC tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed lack of a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. However, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 may not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings, such as undistributed profits, from the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the PRC on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay taxes to the relevant tax authorities within seven days from the occurrence of the tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty ranging from 50% to 300% of the unpaid tax on them.

Value-added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the State Council on December 13, 1993 and amended on November 5, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the MOF and SAT on December 15, 2008, became effective on January 1, 2009 and amended on October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless otherwise provided, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the MOF and the SAT on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purposes of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value- Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and was amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019, and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purposes of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Dividend withholding tax

Under the Law of the PRC on Wholly Foreign-Owned Enterprises, which was promulgated by the National People’s Congress of the PRC in 1986, revised by the SCNPC on October 31, 2000 and September 3, 2016 and repealed on January 1, 2020, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in the PRC are also required to allocate at least 10% of their respective accumulated profits after tax each year, if any, to certain reserve funds unless these accumulated reserves have reached 50% of the registered capital of such enterprises. These reserves are not distributable as cash dividends.

According to the EIT Law and its implementing rules, dividends paid to investors of an eligible PRC resident enterprise can be exempted from EIT and dividends paid to foreign investors are subject to a withholding tax rate of 10%, unless relevant tax agreements entered into by the PRC government provide otherwise.

The PRC State Administration of Taxation, or the SAT, and the government of Hong Kong entered into the Arrangement between the Mainland of the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Incomes, or the Arrangement, on August 21, 2006. According to the Arrangement, 5% withholding tax rate shall apply to the dividends paid by a mainland China company to a Hong Kong resident, provided that such Hong Kong resident directly holds at least 25% of the equity interests in the mainland China company, and 10% of withholding tax rate shall apply if the Hong Kong resident holds less than 25% of the equity interests in the mainland China company.

Pursuant to the Circular on Relevant Issues Relating to the Implementation of Dividend Clauses in Tax Treaties, which was promulgated by the SAT and became effective on February 20, 2009, all of the following requirements shall be satisfied when a fiscal resident as the other party of a tax agreement needs to be entitled to be taxed at a tax rate specified in the tax agreement for the dividends paid to it by a PRC resident company: (i) such a fiscal resident who obtains dividends shall be a company as provided in the tax agreement; (ii) owner’s equity interests and voting shares of the PRC resident company directly owned by such a fiscal resident reaches a specified percentage; and (iii) the equity interests of the PRC resident company directly owned by such a fiscal resident, at any time during the 12 months prior to obtaining the dividends, reach a percentage specified in the tax agreement.

According to the Tentative Administrative Measures on Tax Convention Treatment for Non-Residents which was promulgated by the SAT on August 24, 2009 and became effective on October 1, 2009, if a non-resident enterprise that receives dividends from a PRC resident enterprise wishes to enjoy the favorable tax benefits under the tax arrangements, it shall submit an application for approval to the competent tax authority. Without being approved, the non-resident enterprise may not enjoy the favorable tax treatment provided in the tax agreements.

The Tentative Administrative Measures on Tax Convention Treatment for Non-Residents was repealed by the Administrative Measures on Tax Convention Treatment for Non-Resident Taxpayers, which was promulgated by the SAT on August 27, 2015 and became effective on November 1, 2015 with last amendment on June 15, 2018, if a non-resident enterprise receives dividends from a PRC resident enterprise, it could directly enjoy the favorable tax benefits under the tax arrangements at tax returns, and be subject to the subsequent regulation of the competent tax authority. The Administrative Measures on Tax Convention Treatment for Non-Resident Taxpayers has subsequently been repealed by the Administrative Measures on Treaty Benefits Treatment for Non-Resident Taxpayers, promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020, which still adopts the same provisions as the Tentative Administrative Measures on Tax Convention Treatment for Non-Residents.

Regulations relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations of the PRC, or the Foreign Exchange Administrative Regulation, as amended in August 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the SAFE’s prior approval is obtained and prior registration with the SAFE is made. On May 10, 2013, the SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents, or the SAFE Circular No. 21, which was last amended and became effective on December 31, 2019. It provided for and simplified the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59, promulgated by the SAFE on November 19, 2012, became effective on December 17, 2012 and was further amended on May 4, 2015, approval is not required for opening a foreign exchange account and depositing foreign exchange into the account relating to the direct investments. The SAFE Circular No. 59 also simplified the capital verification and confirmation formalities for foreign invested entities, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire equities from Chinese parties, and further improved the administration on exchange settlement of foreign exchange capital of foreign invested entities.

SAFE Circular 37

In July 2014, SAFE promulgated SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any change of basic information or material events. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and process registrations under the supervision of SAFE. As of the date of this prospectus, Mr. Yongxu Liu has completed the initial registrations with the qualified banks as required by the regulations.

Regulations Relating to Employee Stock Incentive Plan

On February 15, 2012, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues concerning the Foreign Exchange Administration of Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or the “Notice”. In accordance with the Notice and relevant rules and regulations, PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain procedures. We and our employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who participate in our stock incentive plan will be subject to such regulation. In addition, the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax, or the IIT. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold IIT of those employees related to their share options or restricted shares. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their IIT according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations relating to Dividend Distributions

The principal regulations governing distribution of dividends of foreign-invested enterprises include the newly enacted Foreign Investment Law, which came into effect on January 1, 2020, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Furthermore, under the EIT Law, which became effective in January 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Regulations on Mergers & Acquisitions and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to the M&A Rules; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules, the interpretation and application of the regulations remain unclear, this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require a foreign investor to obtain the approval from MOFCOM or its local counterpart upon (i) its acquisition of a domestic enterprise’s equity interest; (ii) its subscription of the increased capital of a domestic enterprise; or (iii) establishes and operates a foreign-invested enterprise with assets acquired from a domestic enterprise and such transactions raise “national defense and security” concerns or through such transactions foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns.  It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and became effective on March 4, 2011, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM on August 25, 2011 and became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the “Opinions.” The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Measures, including promoting the construction of relevant regulatory systems, will be taken to control the risks and handle the incidents from China-concept overseas listed companies. On February 17, 2023, the CSRC promulgated the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. The New Overseas Listing Rules further require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; and c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offering, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing and a secondary listing or dual major listing of issuers already listed overseas. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic company obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their overseas offering and listing prior to March 31, 2023 but have not yet completed their overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their overseas issuance and listing, they shall complete the filing procedures with the CSRC. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions, which were issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including, but not limited to, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this prospectus, the revised Provisions have come into effect and we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, nor have we received any inquiry, notice, warning, sanction or any regulatory objection to this offering from the CSRC, the CAC, or any other Chinese authorities that have jurisdiction over our operations. However, any failure or perceived failure by the Company, its PRC Subsidiary or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. The Opinions, the Trial Measures and any related implementing rules to be enacted may subject us to additional compliance requirements in this offering and future financial activities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” in our annual report on Form 20-F for the year ended December 31, 2022.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this prospectus for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 40,520,000 Class A Ordinary Shares outstanding, and 41,880,000 Class B Ordinary Shares outstanding as of the date of this prospectus. The percentage of beneficial ownership in the table below after this offering is based on [●] Class A Ordinary Shares assumed to be outstanding after the closing of this offering, after giving effect to the sale of all Units offered hereby (based on an assumed public offering price of $[●] per Unit, the closing price of our Class A Ordinary Shares on the Nasdaq Capital Market on [●], 2023), assuming the number of Units offered by us, as set forth on the cover of this prospectus, remains the same.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants, or convertible securities, including Class B Ordinary Shares, held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary shares beneficially owned prior to this offering				Ordinary shares beneficially owned after this offering
	Class A	Class B	Percent of the	Percent of Total Voting Power*	Class A	Class B	Percent of Total Voting
	Number	Number	Class	Number%	Number	Number	Power
Directors And Executive Officers(1):
Yongxu Liu(2)	—	41,880,000	100%	91.18%	—	41,880,000	[●]	%
Guoping Zheng	—	—	—	—	—	—	—
Zhiping Yang	—	—	—	—	—	—	—
Dan Liu	—	—	—	—	—	—	—
Wen Li	—	—	—	—	—	—	—
John F. Levy	—	—	—	—	—	—	—
Directors and Executive Officers as a group (6 individuals):	—	41,880,000	100%	91.18%	—	41,880,000	[●]	%

5% Shareholders:
Shengfeng International Limited(2)	—	41,880,000	100%	91.18%	—	41,880,000	[●]	%
Everbright International Development Limited(3)	8,736,000	—	21.56%	1.90%	8,736,000		[●]	%
Double Sun Capital Limited(4)	3,928,000	—	9.69%	0.86%	3,928,000		[●]	%
Changle International Limited(5)	3,904,000	—	9.63%	0.85%	3,904,000		[●]	%
Chia-Yu Chen	3,880,000	—	9.58%	0.84%	3,880,000		[●]	%
Yuansheng International Limited(6)	3,784,000	—	9.34%	0.82%	3,784,000		[●]	%
Mid-Castle Development Limited(7)	3,648,000	—	9.00%	0.79%	3,648,000		[●]	%
Prime Link Capital International Limited(8)	3,088,000	—	7.62%	0.67%	3,088,000		[●]	%
Sky Top Capital International Limited(9)	2,880,000	—	7.11%	0.63%	2,880,000		[●]	%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to ten votes per one Class B Ordinary Share.

(1)	Unless otherwise indicated, the business address of each of the individuals is Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China, 350001

(2)	The number of Class B Ordinary Shares beneficially owned represents 41,880,000 Class B Ordinary Shares held by Shengfeng International Limited, a British Virgin Islands company, which is 100% owned by Yongxu Liu, our CEO, Chairman and President. The registered address of Shengfeng International Limited is 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands.

(3)	The number of Class A Ordinary Shares beneficially owned represents 8,736,000 Class A Ordinary Shares held by Everbright International Development Limited, a British Virgin Islands company. Guangsheng Lin, the general manager of Shengfeng Logistics and one of the Shengfeng Logistics Shareholders, who serves as a director of Everbright International Development Limited, has the dispositive and voting power of the shares held by Everbright International Development Limited. The registered address of Everbright International Development Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	The number of Class A Ordinary Shares beneficially owned represents 3,928,000 Class A Ordinary Shares held by Double Sun Capital Limited, a British Virgin Islands company, which is 100% owned by Yiping Wu. The registered address of Double Sun Capital Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(5)	The number of Class A Ordinary Shares beneficially owned represents 3,904,000 Class A Ordinary Shares held by Changle International Limited, a British Virgin Islands company, which is 100% owned by Rong Zheng. The registered address of Changle International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	The number of Class A Ordinary Shares beneficially owned represents 3,784,000 Class A Ordinary Shares held by Yuansheng International Limited, a British Virgin Islands company, which is 100% owned by Yusheng Yang. The registered address of Yuansheng International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	The number of Class A Ordinary Shares beneficially owned represents 3,648,000 Class A Ordinary Shares held by Mid-Castle Development Limited, a British Virgin Islands company, which is 100% owned by Qing Lin. The registered address of Mid-Castle Development Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(8)	The number of Class A Ordinary Shares beneficially owned represents 3,088,000 Class A Ordinary Shares held by Prime Link Capital International Limited, a British Virgin Islands company, which is 100% owned by Jinyuan Huang. The registered address of Prime Link Capital International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(9)	The number of Class A Ordinary Shares beneficially owned represents 2,880,000 Class A Ordinary Shares held by Sky Top Capital International Limited, a British Virgin Islands company, which is 100% owned by Qiang Lin. The registered address of Sky Top Capital International Limited is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company

RELATED PARTY TRANSACTIONS

Contractual Arrangements with The VIE and its Shareholders

See “Corporate History and Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements” in our annual report on Form 20-F for the year ended December 31, 2022.

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2023 and December 31, 2022 and 2021, and for six months ended June 30, 2023 and for the years ended December 31, 2022, 2021 and 2020:

Name of related parties	Relationship with the Company
Fujian Bafang	An equity investee of the Company
Fuzhou Tianyu Shengfeng Industrial Co., Ltd (“Fuzhou Tianyu”)	A company controlled by Yongteng Liu, who is the brother of Yongxu Liu, CEO and Chairman of the Company
Fuzhou Tianyu Shengfeng Property Management Co., Ltd (“Fuzhou Tianyu Management”)	A company under the control of a shareholder
Fuzhou Tianyu Yuanmei Catering Co., Ltd (“Fuzhou Tianyu Catering”)	A company under the control of a shareholder
Beijing Union Logistics Co., Ltd (“Beijing Banglian”) (1)	A company under the control of a shareholder
Fujian Desheng Logistics Co., Ltd (“Fujian Desheng”)	A company under the control of a shareholder
Dongguan Suxing New Material Co., Ltd (“Suxing”) (2)	A company under the control of a non-controlling shareholder
Hainan Tianyi Logistics Distribution Co., Ltd (“Hainan Tianyi”) (3)	An equity investee of the Company
Yongteng Liu	CEO’s brother

(1)	In January 2022, the Company’s shareholder sold the equity interest in Beijing Banglian.

(2)	On July 14, 2021, Shengfeng Logistics entered into a share transfer agreement with Dongguan Suxing New Material Co., Ltd (“Dongguan Suxing”), a related party, to transfer its 51% equity interest in Fuzhou Shengfeng New Material Technology Co., Ltd. (“New Material Technology”) to Dongguan Suxing. After the transaction, Suxing became a non-related party to the Company.

(3)	On September 15, 2021, the Company signed a share purchase agreement with a third party. According to such agreement, the Company sold its 5% equity interests in Hainan Tianyi to such third party. After the transaction, Hainan Tianyi became a non-related party to the Company.

Share Issuance to Related Parties

See “Description of Share Capital—History of Share Issuances.”

Significant Transactions with Related Parties

	Six months ended June 30, 2023	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Transportation services to Fujian Bafang	$-	$18	$-	$7
Transportation services to Fujian Desheng	-	-	349	-
Sales of material to Suxing	-	-	-	49
Total	$-	$18	$349	$56

	Six months ended June 30, 2023	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Transportation services from Beijing Banglian	$-	$-	$2,265	$2,750
Transportation services from Hainan Tianyi	$-	$-	$1,207	$1,109
Transportation services from Fujian Bafang	$472	$1,196	$157	$144
Purchase raw materials from Suxing	$-	$-	$577	$781
Lease services from Fuzhou Tianyu	$109	$305	$358	$296
Lease services from Fuzhou Tianyu Management	$-	$35	$-	$-

Guarantees

The Company’s shareholder, CEO and Chairman, Yongxu Liu, his spouse, Xiying Yang, and his brother, Yongteng Liu, were the guarantors of the Company’s short-term bank loans outstanding.

Significant balances with related parties were as follows:

	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Due from related parties
Fuzhou Tianyu	$41	$42	$46
Beijing Banglian	-	-	4
Total	$41	$42	$50

	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Due to related parties
Fujian Bafang (a)	$1,417	$1,694	$1,574
Fuzhou Tianyu	123	84	29
Beijing Banglian	-	-	246
Fuzhou Tianyu Management	34	36	24
Hainan Tianyi	-	-	4
Yongteng Liu	-	600	-
Total	$1,574	$2,414	$1,877

(a)	On December 10, 2007, the Company entered into an interest-free loan agreement with Fujian Bafang for a principal amount of approximately $1.4 million (RMB 9.6 million). Such loan is due on demand.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our amended and restated memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands, or the “Cayman Companies Act,” on July 16, 2020. Our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Cayman Companies Act and the common laws of Cayman Islands. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Units Being Offered

We are offering up to [●] Units, with each Unit consisting of one Class A Ordinary Share and a warrant to purchase [●] Class A Ordinary Share(s) at an assumed public offering price of $[●] per Unit. The Class A Ordinary Shares and the Warrants are being sold in this offering only as part of the Units. However, the Units will not be certificated and the Class A Ordinary Shares and the Warrants comprising such Units are immediately separable, and will be issued separately. Upon issuance, the Class A Ordinary Shares and the Warrants may be transferred independent of one another, subject to applicable law and transfer restrictions.

Ordinary Shares

General

Our authorized share capital is $50,000 divided into 400,000,000 Class A Ordinary Shares, par value $0.0001 per share, and 100,000,000 Class B Ordinary Shares, par value $0.0001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Class A Ordinary Shares or Class B Ordinary Shares will not receive a certificate in respect of such shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Class A Ordinary Shares and Class B Ordinary Shares.

Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Class A Ordinary Shares or Class B Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [●] (if the Warrants are not exercised) or [●]  (if the Warrants are exercised in full) Class A Ordinary Shares issued and outstanding, and 41,880,000 Class B Ordinary Shares issued and outstanding. Class A Ordinary Shares sold in this offering will be delivered against payment from the placement agent upon the closing of the offering in New York, New York, on or about [●].

Our Class A Ordinary Shares offered in this offering are shares of our offshore holding company in the Cayman Islands instead of shares of the VIE or the VIE’s subsidiaries in China, therefore, you will not directly hold equity interests in the VIE or the VIE’s subsidiaries, and you may never directly hold equity interests in the VIE or the VIE’s subsidiaries through your investment in this offering.

Listing

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SFWL.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Ordinary Shares and Class B Ordinary Shares is Vstock Transfer, LLC, 18 Lafayette Pl., Woodmere, NY 11598.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each Class A Ordinary Share and 10 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Conversion Rights

Class A Ordinary Shares are not convertible. Class B Ordinary Shares are convertible, at the option of the holder thereof, into Class A Ordinary Shares on a one-to-one basis.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Companies Act, we may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may, by special resolution, reduce our share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the amended and restated articles of association.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the amended and restated articles of association) and, within 14 days of the date on which the notice is deemed to be given under the amended and restated articles of association, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, our Company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited or surrendered share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition. The forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding such forfeiture or surrender, remain liable to pay to us all monies which at the date of forfeiture or surrender were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment at the rate of which interest was payable on those monies before forfeiture; or if no interest was so payable, at the rate of 10% per annum, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary of the Company and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account in accordance with the Cayman Companies Act and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of Class A Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Class A Ordinary Shares or Class B Ordinary Shares to another person by completing an instrument of transfer in the usual or common form, with respect to Class A Ordinary Shares, or in a form prescribed by Nasdaq, or in any other form approved by the directors, executed:

(a)	where the Class A Ordinary Shares or Class B Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Class A Ordinary Shares or Class B Ordinary Shares are nil or partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a Class A Ordinary Share or Class B Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Class A Ordinary Share or Class B Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Class A Ordinary Share or Class B Ordinary Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Class A Ordinary Shares or Class B Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Class A Ordinary Share or Class B Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public offering. Once the Class A Ordinary Shares have been listed, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in our register of members will remain with DTC/Cede & Co. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors, the shareholders, and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven clear days or more, notice of the adjourned meeting shall be given within at least seven clear days.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and, on the question of adjournment, shall be taken immediately, and on any other question shall be taken either immediately or at an adjourned meeting at such time and place as directed by the chairman, but not being more than thirty clear days after the poll was demanded. The demand for a poll shall not prevent the meeting from continuing to transact any business other than the question on which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the amended and restated articles of association, we are required to have a minimum of one director and the maximum number of directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the Company by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our amended and restated memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our amended and restated memorandum or articles of association. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i) money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii) a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members of the Company, a statement of the shares held by each member, which: distinguishes each share by its number (so long as the share has a number); confirms the amount paid, or agreed to be considered as paid, on the shares of each member; confirms the number and category of shares held by each member; and confirms whether each relevant category of shares held by a member carries voting rights under the Articles, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by the company should be rectified, where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands courts.

Exempted Company

We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	is not required to make its register of members open to inspection by shareholders;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company, except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil.

Warrants

The following summary of certain terms and provisions of the Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Warrants, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of the Warrant for a complete description of the terms and conditions of the Warrants.

Exercise Price and Duration. Each share exercisable pursuant to the Warrants will have an exercise price per share of $ [●] equal to [●]% of the public offering price per Unit in this offering. The Warrants are exercisable immediately upon issuance, and at any time thereafter up to the [●] anniversary of the issuance date. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Class A Ordinary Share and also upon any distributions of assets, including cash, stock or other property to our shareholders. No fractional shares will be issued upon exercise of the Warrants. A Warrant holder may exercise its Warrants only for a whole number of shares.

Exercisability. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full in immediately available funds for the number of Class A Ordinary Shares purchased upon such exercise.

Cashless Exercise. If at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Class A Ordinary Shares underlying the Warrants, then the Warrants may also be exercised, in whole or in part, at such time by means of a cashless exercise, in which case the holder would receive upon such exercise the net number of Class A Ordinary Shares determined according to the formula set forth in the Warrant.

Exercise Limitation. A holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% upon the request of the holder) of the number of Class A Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. However, any holder may increase or decrease such percentage, provided that any increase will not be effective until the [61st] day after such election.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Fractional Shares. No fractional Class A Ordinary Shares will be issued upon the exercise of the Warrants. A Warrant holder may exercise its Warrants only for a whole number of shares.

Trading Market. There is no established public trading market for the Warrants being issued in this offering, and we do not expect a market to develop. We do not intend to apply for listing of the Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Warrants will be limited.

Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Warrants with the same effect as if such successor entity had been named in the Warrant itself. If holders of our Class A Ordinary Shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the Warrant following such fundamental transaction. In addition, in certain circumstances, upon a fundamental transaction, the holder will have the right to require us to repurchase its Warrant at its fair value using the Black Scholes option pricing formula; provided, however, that, if the fundamental transaction is not within our control, including not approved by our board of directors, then the holder shall only be entitled to receive the same type or form of consideration (and in the same proportion), at the Black Scholes value of the unexercised portion of the Warrant, that is being offered and paid to the holders of our Class A Ordinary Shares in connection with the fundamental transaction.

Rights as a Shareholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of our Class A Ordinary Shares, the holder of a Warrant does not have the rights or privileges of a holder of our Class A Ordinary Shares, including any voting rights, until the holder exercises the Warrant.

Amendment and Waiver. The Warrants may be modified or amended or the provisions thereof waived with the written consent of our company on the one the hand and a holder on the other hand.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the United Kingdom. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other documents, a declaration as to the solvency of the consolidated or surviving company, a declaration of the assets and liabilities of each constituent company, and (unless the surviving or consolidated company is to be a non-Cayman Islands company) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every member of each subsidiary company to be merged unless the member agrees otherwise. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, providing the dissenting shareholder complies strictly with the procedures set out in the Cayman Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Cayman Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement. Any such arrangement must be approved by (a) a majority in number of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, and who must, in addition, represent seventy-five percent in value of the creditors or each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose and (b) seventy-five percent in value of the shareholders of each class of shareholders, as the case may be, with whom the arrangement is to be made that are present and voting either in person or by proxy at a meeting, convened for that purpose, as applicable. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the court’s directions and the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

The Cayman Companies Act contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

(a)	a company act or proposes to act illegally or ultra vires y and is therefore incapable of ratification by the shareholders;

(b)	an irregularity in the passing of a resolution which requires a qualified majority;

(c)	an act purporting to abridge or abolish the individual rights of a member; and

(d)	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty. Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary, or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities, or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by the existing or former director (including alternate director), secretary, or officer in defending (whether successfully or otherwise) any civil, criminal, administrative, or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary, or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan, or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary, or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary, or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary, or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated articles of association.

Anti-Takeover Provisions in Our Articles

Some provisions of our amended and restated articles of association may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Companies Act, our directors may only exercise the rights and powers granted to them under our amended and restated articles of association for what they believe in good faith to be in the best interests of our Company and for a proper purpose.

Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested shareholder for a period of three years following the date the person became an interested shareholder, unless:

●	prior to the date of the transaction, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

●	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock outstanding at the time the transaction commenced excluding for purposes of determining the number of shares outstanding the shares owned by directors and officers and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or following the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66% of the outstanding voting stock that is not owned by the interested shareholder.

An interested shareholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested shareholder status, did own 15% or more of a corporation’s outstanding voting securities. Such provision could have an anti-takeover effect with respect to transactions that the board of directors do not approve in advance. It could also discourage attempts that might result in a premium over the market price for the shares held by shareholders. A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certification of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares.

Directors’ Fiduciary Duties

Under the Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer, or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future, and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care, and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care, and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated articles of association, as amended from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the amended and restated articles of association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our amended and restated articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Voting Requirements

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger (other than a merger between a parent and a subsidiary), authorization of a transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Cayman Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting. The Cayman Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. Under our amended and restated articles of association an ordinary resolution must be passed at a general meeting by a simple majority of shareholders who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger (other than a merger between a parent and a subsidiary), authorization of a transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Cayman Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting. The Cayman Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. Under our amended and restated articles of association an ordinary resolution must be passed at a general meeting by a simple majority of shareholders who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Cayman Companies Act, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our amended and restated articles of association (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under Cayman Islands law and our amended and restated articles of association, the company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our Company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Act, our articles of association may only be amended by special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering and terrorist financing, we are required to adopt and maintain anti-money laundering procedures and will require subscribers to provide information and evidence to verify their identity, address and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information and evidence as is necessary to verify the identity, address and source of funds of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. We will not be liable for any loss suffered by a subscriber arising as a result of a refusal of, or delay in processing, an application from a subscriber if such information and documentation requested has not been provided by the subscriber in a timely manner.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

Economic Substance Legislation of The Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union and the OECD as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019, introducing certain economic substance requirements for in-scope Cayman Islands “entities” which are engaged in certain geographically mobile business activities (“relevant activities”). As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications, in which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. It is anticipated that our Company will not be engaging in any “relevant activities” and will therefore not be required to meet the economic substance requirements tests or will otherwise by subject to more limited substance requirements. However, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. Failure to satisfy applicable requirements may subject us to penalties under the Substance Act.

Data Protection in the Cayman Islands – Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about investors of the Company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal data for their own lawful purposes in connection with services provided to us. For the purposes of this privacy notice, “you” or “your” shall mean the subscriber and shall also include any individual connected to the subscriber.

By virtue of your investment in the Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified. We may combine personal data that you provide to use with personal data that we collect from, or about you. This may include personal data collected in an online or offline context including from credit reference agencies and other available public databases or data sources, such as news outlines, websites and other media sources and international sanctions lists.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any specific purpose. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should transmit this document to those individuals for their awareness and consideration.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you do not wish to provide us with requested personal data or subsequently withdraw your consent, you may not be able to invest in the Company or remain invested in the Company as it will affect the Company’ ability to manage your investment.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by email at info@ombudsman.ky or by accessing their website at ombudsman.ky.

History of Share Issuances

The following is a summary of our share issuances since incorporation.

On July 16, 2020, Quality Corporate Services Ltd., the subscriber to our memorandum of association, had initially taken up 1 ordinary share, par value $1.00 per share, which it subsequently transferred to Shengfeng International Limited on the same date. Also on July 16, 2020, we issued 49,999 ordinary shares, par value $1.00 per share, to Shengfeng International Limited, of which 6,000 ordinary shares were transferred to Everbright International Development Limited on September 29, 2020.

On December 18, 2020 we undertook the following corporate actions:

(i)	a repurchase of 43,999 ordinary shares held by Shengfeng International Limited and 6,000 ordinary shares held by Everbright International Development Limited;

(ii)	an amendment of our share capital from $50,000 divided into 50,000 ordinary shares of $1.00 par value per share to $50,000 divided into 40,000 Class A Ordinary Shares of $1.00 par value per share and 10,000 Class B Ordinary Shares of $1.00 par value per share;

(iii)	a re-designation of one issued ordinary share held by Shengfeng International Limited into one Class B Ordinary Share; and

(iv)	a subdivision of our share capital from $50,000 divided into 40,000 Class A Ordinary Shares of $1.00 par value per share and 10,000 Class B Ordinary Shares of $1.00 par value per share to $50,000 divided into 400,000,000 Class A Ordinary Shares of $0.0001 par value per share and 100,000,000 Class B Ordinary Shares of $0.0001 par value per share.

On December 18, 2020, we issued an aggregate of 38,120,000 Class A Ordinary Shares to 12 investors for an aggregate consideration of $3,812.

On December 18, 2020, we issued 41,870,000 Class B Ordinary Shares to Shengfeng International Limited for a consideration of $4,187. After such issuance and as of the date of this prospectus, Shengfeng International Limited holds an aggregate of 41,880,000 of our Class B Ordinary Shares.

On April 4, 2023, the Company completed its IPO of 2,400,000 Class A Ordinary Shares at a public offering price of $4.00 per share. The net proceeds raised from the IPO were approximately $8.5 million, after deducting underwriting discounts and the offering expenses payable by the Company.

For more details on our share issuances, please refer to “Item 7. Recent Sales of Unregistered Securities.”

SHARES ELIGIBLE FOR FUTURE SALE

Lock-Up Agreements

We will not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A Ordinary Shares or any securities which would entitle the holder thereof to acquire at any time Class A Ordinary Shares, during the 90-day period from the date of completion of this offering, subject to certain exemptions.

We will also, during the 90-day period from the date of completion of this offering, not effectuate or enter into an agreement to effect any issuance of Class A Ordinary Shares or any securities which would entitle the holder thereof to acquire at any time Class A Ordinary Shares (or a combination of units thereof) involving, among other things, transactions in which we (i) issue or sell any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Class A Ordinary Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Class A Ordinary Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to our business or the market for the Class A Ordinary Shares (but not including antidilution protections related to future share issuances) or (ii) enter into, or effect a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby we may issue securities at a future determined price, subject to certain exemptions.

Each of our directors, executive officers, and principal shareholders (5% or more shareholders) has also entered into a similar lock-up agreement for a period of six (6) months from the date of completion of this offering, subject to certain exceptions, with respect to our Class A Ordinary Shares or any securities which would entitle the holder thereof to acquire at any time Class A Ordinary Shares.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1% of the then outstanding ordinary shares of the same class, which will equal approximately [●] Class A Ordinary Shares immediately after this offering, assuming the sales of all of the securities we are offering and no exercise of the warrants included in the Units; and

●	the average weekly trading volume of our ordinary shares of the same class on the Nasdaq Capital Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after we became a reporting company, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires, if any.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

PLAN OF DISTRIBUTION

Pursuant to a placement agency agreement, dated [●], 2023, we have engaged Univest Securities, LLC (“Univest”) to act as our placement agent in connection with this offering. The placement agent is not purchasing or selling any such securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of such securities, other than to use their “reasonable best efforts,” to arrange for the sale of such securities by us. The terms of this offering are subject to market conditions and negotiations between us, the placement agent, and prospective investors. The placement agency agreement does not give rise to any commitment by the placement agent to purchase any of our securities, and the placement agent will have no authority to bind us by virtue of the placement agency agreement. Further, the placement agent does not guarantee that it will be able to raise new capital in any prospective offering. The placement agent may engage sub-agents or selected dealers to assist with this offering.

We will deliver to the investors the Class A Ordinary Shares underlying the Units electronically and will mail such investors physical warrant certificates for the Warrants underlying the Units, upon closing and receipt of investor funds for the purchase of the Units offered pursuant to this prospectus. We intend to complete one closing of this offering, but may undertake one or more additional closings for the sale of the additional Units to the investors in the initial closing. We expect to hold an initial closing on [●], 2023, but the offering will be terminated by [●], 2023, provided that the closing(s) of the offering for all of the Units have not occurred by such date, and may be extended by written agreement of the Company and the placement agent. Any extensions or material changes to the terms of the offering will be contained in an amendment to this prospectus. We expect initial delivery of the [●] Units being offered pursuant to this prospectus against payment in U.S. dollars will be made on or about [●], 2023.

Fees and Expenses

The following table shows the total placement agent’s fees we will pay in connection with the sale of the Units in this offering, assuming the purchase of all of the Units we are offering.

Per Unit
Placement agent’s fees	[●]

Total	[●]

We have agreed to pay to the placement agent a cash fee equal to 7.0% of the aggregate gross proceeds raised in this offering, in the event that the offering amount reaches or exceeds $30 million (6.0% if the offering amount is below $30 million). We have agreed to pay to the placement agent by deduction from the net proceeds of this offering a non-accountable expense allocation equal to 1.0% of the aggregate gross proceeds raised in this offering for its out-of- pocket expenses.

We have also agreed to pay or reimburse the placement agent up to $150,000 for its actual and accountable out-of-pocket expenses related to the offering, including any fees and disbursements of the placement agent’s legal counsel and, if applicable, any electronic road show service used in connection with the offering.

We estimate the total expenses payable by us for this offering to be approximately $[●], which amount includes (i) a placement agent’s fee of $[●], assuming the purchase of all of the Units we are offering; (ii) the placement agent’s non-accountable expense allowance in the amount of $[●] in connection with this offering; and (iii) other estimated expenses of approximately $[●], which include legal, accounting, printing costs and various fees associated with the registration of the Units and listing of our Class A Ordinary Shares.

Listing

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since March 31, 2023. Our Class A Ordinary Shares trade under the symbol “SFWL.” There is no established public trading market for the Units or the Warrants and we do not plan to list the Units or the Warrants on the Nasdaq Capital Market or any other securities exchange or trading market. Without an active trading market, the liquidity of such securities will be limited.

Regulation M

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Exchange Act including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of the Units by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Other Relationships

From time to time, the placement agent may provide, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which it may receive customary fees and commissions.

In connection with our IPO, we entered into the Underwriting Agreement with Univest, and on the closing of such IPO on April 4, 2023, we issued to Univest and its affiliates warrants, exercisable for a period of one year after the effective date of the IPO registration statement, to purchase an aggregate of up to 144,000 Class A Ordinary Shares at a per share price of $4.46, and paid Univest certain expenses. Pursuant to the Underwriting Agreement, we also granted Univest a right of first refusal for a period of twelve (12) months from the commencement of sales of the IPO, to provide investment banking services to us on an exclusive basis in all matters for which investment banking services are sought by us, which right is exercisable in Univest’s sole discretion. Such investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the company with another entity.

Except as disclosed in this prospectus, we have no present arrangements with the placement agent for any services.

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the placement agent may be required to make for these liabilities.

Lock-Up Agreements

We will not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A Ordinary Shares or any securities which would entitle the holder thereof to acquire at any time Class A Ordinary Shares, during the 90-day period from the date of completion of this offering, subject to certain exemptions.

We will also, during the 90-day period from the date of completion of this offering, not effectuate or enter into an agreement to effect any issuance of Class A Ordinary Shares or any securities which would entitle the holder thereof to acquire at any time Class A Ordinary Shares (or a combination of units thereof) involving, among others, transactions in which we (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Class A Ordinary Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Class A Ordinary Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to our business or the market for the Class A Ordinary Shares (but not including antidilution protections related to future share issuances) or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby we may issue securities at a future determined price, subject to certain exemptions.

Each of our directors, executive officers, and principal shareholders (5% or more shareholders) has also entered into a similar lock-up agreement for a period of six (6) months from the date of completion of this offering, subject to certain exceptions, with respect to our Class A Ordinary Shares or any securities which would entitle the holder thereof to acquire at any time Class A Ordinary Shares.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the Securities or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Securities may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the Securities may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

●	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

●	“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

●	person associated with the company under section 708(12) of the Corporations Act; or

●	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

you warrant and agree that you will not offer any of the Class A Ordinary Shares issued to you pursuant to this document for resale in Australia within 12 months of those Class A Ordinary Shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

New Zealand. This document has not been registered, filed with, or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (New Zealand), or “FMCA”.  This document is not a product disclosure statement under New Zealand law and is not required to, and may not, contain all the information that a product disclosure statement under New Zealand law is required to contain.  The Securities are not being offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) other than to a person who is a “wholesale investor” within the meaning of clause 3(2) of Schedule 1 of the FMCA – that is, a person who:

●	is an “investment business” within the meaning of clause 37 of Schedule 1 of the FMCA;

●	meets the “investment activity criteria” specified in clause 38 of Schedule 1 of the FMCA;

●	is “large” within the meaning of clause 39 of Schedule 1 of the FMCA; or

●	is a “government agency” within the meaning of clause 40 of Schedule 1 of the FMCA.

The Securities are not being offered or sold to retail investors in New Zealand.

Canada. The Securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the Securities, whether by way of sale or subscription. The placement agent has not offered or sold, and will not offer or sell, directly or indirectly, any Securities in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

●	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

●	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland. The Securities will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the Securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the Securities will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the Securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Securities.

Dubai International Finance Center. This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Securities offered should conduct their own due diligence on the Securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

Hong Kong. The Securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan. The Securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and the Securities will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and the Securities may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Securities under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

United Kingdom. Each placement agent has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

France. Neither this prospectus nor any other offering material relating to the Securities described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Securities has been or will be:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the Securities to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Securities may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany. This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the Securities, or distribution of a prospectus or any other offering material relating to the Securities. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each placement agent will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the Securities within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of the Securities, and (ii) that it will distribute in Germany any offering material relating to the Securities only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Italy. The offering of Securities has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no Securities may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the Securities may not be distributed in Italy except:

●	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

●	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the Securities or distribution of copies of this prospectus or any other documents relating to the Securities in the Republic of Italy must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

●	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

●	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the Securities on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, Securities which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the Securities being declared null and void and in the liability of the intermediary transferring the Securities for any damages suffered by such non-qualified investors.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Securities, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Taiwan. The Securities have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Securities in Taiwan.

United Arab Emirates. The Securities have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement agent’s fees, expected to be incurred in connection with the offer and sale of the Units by us. Except for the SEC registration fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

U.S. Securities and Exchange Commission Registration Fee	$	[●]
FINRA Filing Fee	$	[●]
Legal Fees and Other Expenses	$	[●]
Accounting Fees and Expenses	$	[●]
Printing and Engraving Expenses	$	[●]
Transfer Agent Expenses	$	[●]
Miscellaneous Expenses	$	[●]
Total Expenses	$	[●]

We will bear these expenses and the placement agent’s fees and expenses incurred in connection with the offer and sale of the securities by us.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Units and the Class A Ordinary Shares and the Warrants included in the Units offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier (Cayman) LLP, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by AllBright Law Offices and for the placement agent by [●]. Sullivan & Worcester LLP is acting as counsel to the placement agent in connection with this offering. Hunter Taubman Fischer & Li LLC may rely upon Ogier (Cayman) LLP with respect to matters governed by Cayman Islands law, and AllBright Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements for the fiscal years ended December 31, 2021 and 2020, incorporated by reference into this prospectus from our annual report on Form 20-F for the year ended December 31, 2022, have been so incorporated in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Friedman LLP was located at One Liberty Plaza, 165 Broadway, Floor 21, New York, NY 10006. Effective on September 1, 2022, Friedman LLP combined with Marcum LLP.

The consolidated financial statements for the fiscal years ended December 31, 2022, incorporated by reference into this prospectus from our annual report on Form 20-F for the year ended December 31, 2022, have been so incorporated in reliance on the report of Marcum Asia, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Marcum Asia was located at 7 Pennsylvania Plaza Suite 830, New York, NY 10001.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective September 1, 2022, Friedman, our then independent registered public accounting firm, combined with Marcum LLP and continued to operate as an independent registered public accounting firm. On November 18, 2022, we engaged Marcum Asia to serve as our independent registered public accounting firm. The services previously provided by Friedman are now provided by Marcum Asia.

Friedman’s reports on our consolidated financial statements for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during our two most recent fiscal years and through November 18, 2022, there have been no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference to the subject matter of the disagreement in connection with its reports on our financial statements for such periods.

For our two most recent fiscal years and the subsequent interim period through November 18, 2022, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F, other than the material weaknesses reported by management in the Risk Factors section of our Amendment No.1 to Registration Statement on Form F-1 filed with the SEC on October 31, 2022.

We provided Friedman with a copy of the above disclosure and requested that Friedman furnish us with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Friedman’s letter is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

During our two most recent fiscal years and through November 18, 2022, neither our Company nor anyone acting on our behalf consulted Marcum Asia with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of the Form 20-F.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to the Units to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the Units.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. All information filed with the SEC can be inspected over the Internet at the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are allowed to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference in this prospectus the documents listed below:

●	Our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on May 1, 2023; and

●	Our Current Reports on Form 6-K filed with the SEC on April 4, 2023 (to the extent expressly incorporated by reference into our effective registration statements filed by us under the Securities Act).

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at the following address:

Shengfeng Development Limited

Address: Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China, 350001

Tel: +86 591- 83672798

Attention: guoping.zheng@sfwl.com.cn, Company Contact Person

You also may access the incorporated reports and other documents referenced above on our website at sfwl.com.cn. The information contained on, or that can be accessed through, our website is not part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date, that is indicated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Until [●], 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SHENGFENG DEVELOPMENT LIMITED

Up to [●] Units (each Unit contains One Class A Ordinary Share and One

Warrant to Purchase [●] Class A Ordinary Share)

Up to [●] Class A Ordinary Shares Underlying the Warrants

Prospectus

Placement Agent

[●], 2023

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

a)	all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary, or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director)’s, secretary’s, or officer’s duties, powers, authorities or discretions; and

b)	without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by the existing or former director (including alternate director), secretary, or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary, or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing secretary, or any of our officers in respect of any matter identified in above on condition that the secretary, or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

Pursuant to indemnification agreements, the form of which will be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The placement agency agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is the information regarding share capital issued by us during the past three years. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The issuances below were not registered under the Securities Act. We believe that the following offers, sales and issuances of the securities were exempt from registration (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder (including Regulation D and Rule 506), in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

On July 16, 2020, Quality Corporate Services Ltd., the subscriber to our memorandum of association, had initially taken up 1 ordinary share, par value $1.00 per share, which it subsequently transferred to Shengfeng International Limited on the same date.

On July 16, 2020, we issued 49,999 ordinary shares, par value $1.00 per share, to Shengfeng International Limited, of which 6,000 ordinary shares were transferred to Everbright International Development Limited on September 29, 2020.

On December 18, 2020, as a reorganization of our corporate structure, our shareholders approved and we undertook the following corporate actions:

(i)	a repurchase of 43,999 ordinary shares held by Shengfeng International Limited and 6,000 ordinary shares held by Everbright International Development Limited;

(ii)	an amendment of our share capital from $50,000 divided into 50,000 ordinary shares of $1.00 par value per share to $50,000 divided into 40,000 Class A Ordinary Shares of $1.00 par value per share and 10,000 Class B Ordinary Shares of $1.00 par value per share;

(iii)	a re-designation of one issued ordinary share held by Shengfeng International Limited into one Class B Ordinary Share; and

(iv)	a subdivision of our share capital from $50,000 divided into 40,000 Class A Ordinary Shares of $1.00 par value per share and 10,000 Class B Ordinary Shares of $1.00 par value per share to $50,000 divided into 400,000,000 Class A Ordinary Shares of $0.0001 par value per share and 100,000,000 Class B Ordinary Shares of $0.0001 par value per share.

After the reorganization, on December 18, 2020, we issued an aggregate of 38,120,000 Class A Ordinary Shares to 12 investors for an aggregate consideration of $3,812.

On December 18, 2020, we issued 41,870,000 Class B Ordinary Shares to Shengfeng International Limited for a consideration of $4,187.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fuzhou, People’s Republic of China, on [●], 2023.

Shengfeng Development Limited

By:	/s/
Yongxu Liu
Chief Executive Officer, President, Director, and Chairman
(Principal Executive Officer)

Power of Attorney

Each person whose signature appears below constitutes and appoints each of Yongxu Liu and Guoping Zheng as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A Ordinary Shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer, President, Director and Chairman	[●], 2023
Name: Yongxu Liu	(Principal Executive Officer)

/s/	Chief Financial Officer and Vice President	[●], 2023
Name: Guoping Zheng	(Principal Accounting and Financial Officer)

/s/	Director	[●], 2023
Name: Zhiping Yang	(Director)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of Shengfeng Development Limited, has signed this registration statement or amendment thereto in New York, NY on [●], 2023.

Cogency Global Inc.
Authorized U.S. Representative

By:	/s/
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.

EXHIBIT INDEX

Description
1.1*	Form of Placement Agent Agreement

3.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission September 9, 2022)

3.2	Amended and Restated Articles of Association (included in Exhibit 3.1)

4.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

4.2*	Form of the Warrant

5.1*	Opinion of Ogier (Cayman) LLP regarding the validity of the Class A Ordinary Shares and the Warrants being registered

5.2*	Opinion of Hunter Taubman Fischer & Li LLC regarding the enforceability of the Warrants being registered

8.1*	Opinion of Ogier (Cayman) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

10.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.3	Form of Director Offer Letter between the Registrant and its directors (incorporated herein by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.4	English Translation of the Technical Consultation and Service Agreement between Tianyu and Shengfeng Logistics dated January 7, 2021 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.5	English Translation of the form of Powers of Attorney granted by shareholders of Shengfeng Logistics, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.6	English Translation of the form of Equity Pledge Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Equity Pledge Agreement adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.7	English Translation of the form of Call Option Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Call Option Agreement adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.8	English Translation of the form of Spousal Consent granted by the spouse of each individual shareholder of Shengfeng Logistics, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.9	English Translation of the form of Voting Rights Proxy Agreement by and among Tianyu, Shengfeng Logistics, and shareholders of Shengfeng Logistics dated January 7, 2021, as currently in effect, and a schedule of all executed Voting Rights Proxy Agreement adopting the same form (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.10	English Translation of the form of Freight Transportation Agreement between the Registrant and its Clients (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.11	English Translation of the form of Warehouse Service Contract between the Registrant and its Cloud Storage Service Clients (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.12	English Translation of the form of Freight Transportation Contract between the Registrant and its Transportation Providers (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.13	English Translation of the form of House (Warehouse) / Site Lease Contract (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.14	English Translation of the Road Freight Transportation Cooperation Agreement by and between Shengfeng Logistics and Hubei Luge Logistics Co., Ltd. dated June 30, 2019 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.15	English Translation of the Road Freight Transportation Platform Cooperation Agreement by and between Shengfeng Logistics and Hefei Weitian Yuntong Information Technology Co., Ltd. dated January 1, 2022 (File No. 001-41674) initially filed with the Securities and Exchange Commission on May 1, 2023)

10.16*	English Translation of the Short-term Loan Facility Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 28, 2021

10.17*	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated March 21, 2023

10.18*	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated March 16, 2022

10.19*	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated May 18, 2022

10.20*	English Translation of the Maximum Mortgage Agreement by and between Suzhou Shengfeng Logistics Co., Ltd. and Bank of China Fuzhou Jin’an Branch dated July 5, 2021

10.21*	English Translation of the Maximum Guarantee Agreement by and between Yongxu Liu and Bank of China Fuzhou Jin’an Branch dated March 15, 2023

10.22*	English Translation of the Short-term Loan Facility Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated March 15, 2023

10.23*	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 7, 2022

10.24*	English Translation of the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 15, 2022

10.25*	English Translation of Supplementary Contract to the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated October 21, 2022

10.26*	English Translation of the Maximum Mortgage Agreement by and between Suzhou Shengfeng Logistics Co., Ltd. and Bank of China Fuzhou Jin’an Branch dated March 15, 2023

10.27*	English Translation of the Maximum Guarantee Agreement by and between Yongxu Liu and Bank of China Fuzhou Jin’an Branch dated July 03, 2021

10.28*	English Translation of the Lease Contract of Shengfeng Building by and between Shengfeng Logistics and Fuzhou Tianyu Shengfeng Industrial Co., Ltd. dated October 31, 2022

10.29	English Translation of the Short-term Loan Facility Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated June 28, 2021 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.30*	English Translation of Supplementary Contract to the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated October 21, 2022

10.31*	English Translation of Supplementary Contract to the Working Capital Loan Agreement by and between Shengfeng Logistics and Bank of China Fuzhou Jin’an Branch dated October 21, 2022

10.32	English Translation of the Maximum Mortgage Agreement by and between Suzhou Shengfeng Logistics Co., Ltd. and Bank of China Fuzhou Jin’an Branch dated July 5, 2021 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.33	English Translation of the Maximum Guarantee Agreement by and between Yongxu Liu and Bank of China Fuzhou Jin’an Branch dated July 3, 2021 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

10.34*	Form of Share Purchase Agreement

10.35*	Form of Lock-Up Agreement

16.1	Letter of Friedman LLP to the U.S. Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

21.1*	List of subsidiaries of the Registrant

23.1*	Consent of Friedman LLP

23.2*	Consent of Marcum Asia CPAs LLP

23.3*	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1).

23.4*	Consent of AllBright Law Offices

23.5*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)

24.1	Powers of Attorney (included on signature page)

99.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

99.2	Consent of Frost & Sullivan (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-267367) initially filed with the Securities and Exchange Commission on September 9, 2022)

107*	Filing Fee Table

*	To be filed by amendment.